Report to:
Avino Gold & Silver Mines Ltd.
Resource Estimate Update for the Avino Property, Durango, Mexico
704-EG-VMIN03003-01

Report to:
AVINO GOLD & SILVER MINES LTD.
RESOURCE ESTIMATE UPDATE FOR THE AVINO PROPERTY, DURANGO, MEXICO
EFFECTIVE DATE: FEBRUARY 21, 2018
Prepared by:	Hassan Ghaffari, P. Eng
Michael F. O’Brien, P.Geo., M.Sc., Pr.Sci,Nat., FAusIMM, FSAIMM
Mark Horan, P.Eng.
Jianhui (John) Huang, Ph.D., P.Eng.

HG/vc

Suite 1000, 885 Dunsmiur Street, Vancouver, British Columbia V6C 1N5 Phone: 604.408.3788 Fax: 604.684.6241

TABLE OF CONTENTS

1.0	SUMMARY			1-1
	1.1	INTRODUCTION		1-1
	1.2	PROPERTY DESCRIPTION AND LOCATION		1-1
	1.3	GEOLOGY AND MINERALIZATION		1-2
		1.3.1	THE AVINO VEIN	1-4
		1.3.2	THE SAN GONZALO VEIN	1-4
		1.3.3	THE OXIDE TAILINGS	1-4
	1.4	RESOURCE ESTIMATES		1-5
	1.5	MINERAL PROCESSING, METALLURGICAL TESTING AND RECOVERY METHODS		1-7
		1.5.1	AVINO VEIN	1-7
		1.5.2	SAN GONZALO VEIN	1-8
		1.5.3	OXIDE TAILINGS	1-8
		1.5.4	SULPHIDE TAILINGS	1-8
	1.6	MINING METHODS		1-9
		1.6.1	AVINO VEIN	1-9
		1.6.2	SAN GONZALO VEIN	1-10
		1.6.3	OXIDE TAILINGS	1-10
	1.7	PROJECT INFRASTRUCTURE		1-11
	1.8	ENVIRONMENTAL		1-11
	1.9	CAPITAL AND OPERATING COSTS		1-12
		1.9.1	CAPITAL COST ESTIMATES	1-12
		1.9.2	OPERATING COST ESTIMATES	1-13
	1.10	ECONOMIC ANALYSIS		1-15
		1.10.1	AVINO AND SAN GONZALO VEINS	1-15
		1.10.2	TAILINGS RESOURCES	1-15
	1.11	RECOMMENDATIONS		1-16

2.0	INTRODUCTION			2-1
	2.1	EFFECTIVE DATES		2-1
	2.2	QUALIFIED PERSONS		2-1
	2.3	INFORMATION AND DATA SOURCES		2-3
	2.4	UNITS OF MEASUREMENT		2-3

3.0	RELIANCE ON OTHER EXPERTS			3-1

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	LOCATION		4-1
	4.2	PROPERTY OWNERSHIP		4-2
	4.3	MINERAL CONCESSIONS AND AGREEMENTS		4-3

iv	704-EG-VMIN03003-01

5.0	ACCESSIBILITY, CLIMATE, INFRASTRUCTURE, LOCAL RESOURCES, AND PHYSIOGRAPHY			5-1
	5.1	TOPOGRAPHY, ELEVATION AND VEGETATION		5-1
	5.2	ACCESSIBILITY AND LOCAL RESOURCES		5-1
	5.3	CLIMATE AND LENGTH OF OPERATING SEASON		5-1
	5.4	INFRASTRUCTURE		5-1

6.0	HISTORY			6-1
	6.1	AVINO MINE, 1555-1968		6-1
		6.1.1	AVINO VEIN SYSTEM DEPOSIT	6-1
	6.2	SAN GONZALO VEIN DEPOSIT		6-2
	6.3	GUADALUPE VEIN DEPOSIT		6-2
	6.4	SAN JUVENTINO VEIN DEPOSIT		6-2

7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	REGIONAL GEOLOGY		7-1
	7.2	PROPERTY GEOLOGY AND MINERALIZATION		7-2
		7.2.1	AVINO VEIN	7-3
		7.2.2	SAN GONZALO VEIN	7-5
		7.2.3	OXIDE AND SULPHIDE TAILINGS	7-5

8.0	DEPOSIT TYPES			8-1

9.0	EXPLORATION			9-1
	9.1	EARLY EXPLORATION (PRIOR TO MINE CLOSURE), 1968 TO 2001		9-1
	9.2	RECENT EXPLORATION, 2001 TO PRESENT		9-2
		9.2.1	TAILINGS INVESTIGATIONS (OXIDES), 2003 AND 2004	9-2
		9.2.2	TAILINGS SAMPLING (SULPHIDES), 2005	9-3
		9.2.3	BULK SAMPLE PROGRAM OF SAN GONZALO VEIN, 2011	9-3
		9.2.4	UNDERGROUND CHANNEL SAMPLING OF SAN GONZALO AND AVINO VEINS, 2010 TO PRESENT	9-3
		9.2.5	UNDERGROUND CHANNEL SAMPLING OF SAN GONZALO AND ANGELICA VEINS, 2010-PRESENT	9-5

10.0	DRILLING			10-1
	10.1	EARLY DRILLING (PRIOR TO MINE CLOSURE), 1968 TO 2001		10-1
		10.1.1	AVINO VEIN	10-1
		10.1.2	OXIDE TAILINGS, 1990 TO 1991	10-1
	10.2	RECENT DRILLING (POST-MINE CLOSURE), 2001 TO PRESENT		10-1
		10.2.1	AVINO VEIN	10-2
		10.2.2	SAN GONZALO VEIN	10-2
		10.2.3	SAN JUVENTINO AND GUADALUPE VEINS	10-2
		10.2.4	OXIDE TAILINGS	10-8
		10.2.5	SPECIFIC GRAVITY RESULTS	10-12

11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY			11-1
	11.1	DRILLING AND TRENCHING OF OXIDE TAILINGS, 1990 TO 1991		11-1

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	11.2	TAILINGS INVESTIGATIONS (TEST PITS IN OXIDE TAILINGS), 2004		11-1
	11.3	DRILLING PROGRAM, SAN GONZALO, 2007 TO PRESENT		11-2
	11.4	DRILLING PROGRAMS, ET ZONE OF THE AVINO VEIN, 2006 TO PRESENT		11-3
	11.5	UNDERGROUND CHANNEL SAMPLING OF SAN GONZALO VEIN, 2010 TO PRESENT		11-3
	11.6	AVINO LABORATORY		11-4
	11.7	SPECIFIC GRAVITY SAMPLES		11-4
		11.7.1	CALIPER VOLUME CALCULATION METHOD	11-4
		11.7.2	WATER DISPLACEMENT METHOD	11-5
	11.8	QP OPINION		11-5

12.0	DATA VERIFICATION			12-1
	12.1	AVINO AND SAN GONZALO VEIN DRILLHOLE DATABASE VERIFICATION		12-1
		12.1.1	COLLAR AND ASSAY DATA	12-1
		12.1.2	DOWNHOLE SURVEY DATA	12-3
		12.1.3	GEOLOGY DATA AND INTERPRETATION	12-3
		12.1.4	REVIEW OF DRILLHOLE QUALITY ASSURANCE/QUALITY CONTROL SAMPLES	12-3

	12.2	BULK DENSITY		12-16
		12.2.1	AVINO AND SAN GONZALO VEIN BULK DENSITY	12-16
	12.3	OXIDE TAILINGS DRILLHOLE DATABASE		12-17
		12.3.1	ASSAY VERIFICATION OF 1990/1991 DRILLHOLES IN OXIDE TAILINGS	12-17
		12.3.2	OXIDE TAILINGS VERIFICATION SAMPLES	12-17
	12.4	SITE VISIT		12-18
	12.5	ARANZ GEO CONCLUSIONS AND OPINION		12-18
		12.5.1	AVINO AND SAN GONZALO VEINS	12-18
		12.5.2	OXIDE TAILINGS	12-19
		12.5.3	QP OPINION	12-19

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	AVINO VEIN		13-1
	13.2	SAN GONZALO VEIN		13-2
	13.3	OXIDE TAILINGS		13-2
	13.4	SULPHIDE TAILINGS		13-2

14.0	MINERAL RESOURCE ESTIMATES			14-1
	14.1	RESOURCE SUMMARY		14-1
	14.2	DATA		14-4
	14.3	AVINO VEIN		14-4
		14.3.1	GEOLOGICAL INTERPRETATION	14-4
		14.3.2	WIREFRAMING	14-4
	14.4	SAN GONZALO VEIN		14-7
		14.4.1	GEOLOGICAL INTERPRETATION	14-7
		14.4.2	WIREFRAMING	14-7
	14.5	OXIDE TAILINGS		14-9
		14.5.1	GEOLOGICAL INTERPRETATION	14-9

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		14.5.2	WIREFRAMING	14-10
	14.6	EXPLORATORY DATA ANALYSIS		14-11
		14.6.1	RAW DATA ASSAYS AND STATISTICS	14-11
		14.6.2	OUTLIER MANAGEMENT AND CAPPING STRATEGY	14-14
		14.6.3	DRILLHOLE COMPOSITING	14-15
	14.7	DENSITY		14-15
		14.7.1	DENSITY DATA	14-15
	14.8	BISMUTH		14-16
	14.9	VARIOGRAPHY AND SPATIAL ANALYSIS		14-17
	14.10	INTERPOLATION PLAN AND KRIGING PARAMETERS		14-24
		14.10.1	AVINO	14-25
		14.10.2	SAN GONZALO	14-25
		14.10.3	OXIDE TAILINGS	14-25
	14.11	RESOURCE BLOCK MODELS		14-28
		14.11.1	BLOCK MODEL CONFIGURATIONS	14-28
		14.11.2	INTERPOLATION	14-29
	14.12	MODEL VALIDATION		14-29
		14.12.1	STATISTICS	14-29
		14.12.2	SECTIONS	14-32
		14.12.3	SWATH PLOTS	14-38
	14.13	MINERAL RESOURCE CLASSIFICATION		14-55
		14.13.1	INTRODUCTION	14-55
	14.14	MINERAL RESOURCE TABULATION		14-59
		14.14.1	CUT-OFFS AND SILVER EQUIVALENT CALCULATIONS	14-59
		14.14.1	GRADE-TONNAGE TABLES	14-62
		14.14.2	GRADE-TONNAGE GRAPHS	14-64
	14.15	SULPHIDE TAILINGS		14-69

15.0	MINERAL RESERVE ESTIMATES			15-1

16.0	MINING METHODS			16-1
	16.1	MINING AT THE AVINO PROPERTY		16-1
	16.2	AVINO VEIN		16-1
	16.3	SAN GONZALO VEIN		16-2
		16.3.1	BULK SAMPLE PROGRAM	16-3
		16.3.2	PRODUCTION	16-4
		16.3.3	MINE DESIGN	16-4
	16.4	OXIDE TAILINGS		16-5
		16.4.1	SCHEDULE	16-5
		16.4.2	EQUIPMENT	16-5
		16.4.3	MODIFYING SITE CONSIDERATIONS	16-5
	16.5	SULPHIDE TAILINGS		16-5

17.0	RECOVERY METHODS			17-1
	17.1	AVINO VEIN		17-1
	17.2	SAN GONZALO VEIN		17-4

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	17.3	TAILINGS MATERIAL		17-4
		17.3.1	OXIDE TAILINGS	17-4
		17.3.2	SULPHIDE TAILINGS	17-5

18.0	PROJECT INFRASTRUCTURE			18-1
	18.1	INTRODUCTION		18-1
	18.2	ACCESSIBILITY		18-1
	18.3	POWER		18-2
	18.4	WATER SUPPLY		18-2
	18.5	WATER TREATMENT PLANT		18-2

19.0	MARKET STUDIES AND CONTRACTS			19-1
	19.1	MINED MATERIAL HAULAGE FROM UNDERGROUND		19-1
	19.2	FLOTATION CONCENTRATES		19-1
	19.3	GOLD-SILVER DORÉ		19-1

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	ENVIRONMENTAL STUDIES		20-1
		20.1.1	ENVIRONMENTAL SETTING	20-1
	20.2	ENVIRONMENTAL PERMITTING		20-3
		20.2.1	CURRENT PERMITS FOR THE OXIDE TAILINGS	20-4
		20.2.2	CURRENT PERMITS FOR THE SAN GONZALO MINE (ADJACENT)	20-4
		20.2.3	APPLICABLE LEGISLATION	20-5
	20.3	ENVIRONMENTAL MONITORING AND REPORTING		20-7
	20.4	ENVIRONMENTAL MANAGEMENT		20-7
	20.5	WATER MANAGEMENT		20-7
	20.6	SULPHIDE TAILINGS MANAGEMENT		20-7
	20.7	MINE CLOSURE AND RECLAMATION		20-8
	20.8	SOCIO-ECONOMIC AND COMMUNITY CONSIDERATIONS		20-9
		20.8.1	PROJECT LOCATION	20-9
		20.8.2	CONSULTATION WITH COMMUNITIES	20-9

21.0	CAPITAL AND OPERATING COST ESTIMATES			21-1
	21.1	AVINO AND SAN GONZALO VEINS		21-1
		21.1.1	CAPITAL COSTS	21-1
		21.1.2	OPERATING COSTS	21-2
	21.2	TAILINGS RESOURCES		21-3
		21.2.1	OXIDE TAILINGS	21-3
		21.2.2	SULPHIDE TAILINGS	21-3

22.0	ECONOMIC ANALYSIS			22-1
	22.1	AVINO AND SAN GONZALO VEINS		22-1
	22.2	TAILINGS RESOURCES		22-1
		22.2.1	OXIDE TAILINGS	22-1
		22.2.2	SULPHIDE TAILINGS	22-2

viii	704-EG-VMIN03003-01

23.0	ADJACENT PROPERTIES			23-1

24.0	OTHER RELEVANT DATA AND INFORMATION			24-1

25.0	INTERPRETATIONS AND CONCLUSIONS			25-1
	25.1	GEOLOGY		25-1
	25.2	RESOURCE ESTIMATES		25-1
	25.3	MINERAL PROCESSING		25-4
	25.4	MINING		25-4
	25.5	CAPITAL AND OPERATING COSTS		25-4
		25.5.1	AVINO VEIN AND SAN GONZALO VEIN	25-4
		25.5.2	TAILINGS RESOURCES	25-5
	25.6	ECONOMIC ANALYSIS		25-5

26.0	RECOMMENDATIONS			26-1
	26.1	GEOLOGY		26-1
		26.1.1	DATABASE MANAGEMENT	26-1
		26.1.2	UNDERGROUND SAMPLING	26-1
		26.1.3	SPECIFIC GRAVITY SAMPLING AND ANALYSIS	26-2
		26.1.4	QA/QC SAMPLING	26-2
		26.1.5	SULPHIDE TAILINGS DRILLING	26-2
		26.1.6	DENSITY MEASUREMENTS	26-2
		26.1.7	BISMUTH	26-3
		26.1.8	RESOURCE ESTIMATION	26-3
		26.1.9	EXPLORATION FOR THE WESTERN EXTENSION OF THE AVINO VEIN	26-3
	26.2	MINING		26-3
		26.2.1	LONG-TERM MINE PLANNING	26-3
		26.2.2	SUBLEVEL MINING (WITH ROOM AND PILLAR ON SUBLEVELS)	26-3
	26.3	PROCESS		26-4
		26.3.1	AVINO AND SAN GONZALO VEINS	26-4
		26.3.2	OXIDE AND SULPHIDE TAILINGS	26-4
	26.4	ENVIRONMENTAL		26-5
	26.5	MINING OF OXIDE TAILINGS		26-5
	26.6	PROJECT DEVELOPMENT		26-5

27.0	REFERENCES			27-1

APPENDICES

APPENDIX A	TITLE OPINION

ix	704-EG-VMIN03003-01

LIST OF TABLES

Table 1.1	Mineral Resources at the Avino Property	1-6
Table 1.2	Recent Production from the Avino Vein	1-9
Table 1.3	Recent Production from the San Gonzalo Vein	1-10
Table 1.4	Capital Costs for the Avino Vein (US$)	1-12
Table 1.5	Capital Costs for the San Gonzalo Vein (US$)	1-13
Table 1.6	Operating Costs for the Avino Vein (US$)	1-14
Table 1.7	Operating Costs for the San Gonzalo Vein (US$)	1-14
Table 2.1	Summary of QPs	2-2
Table 4.1	Summary of Property Ownership	4-3
Table 4.2	Mineral Concessions – Avino Property	4-4
Table 9.1	Summary Underground Channel Sampling by Level for the Avino (ET) Underground Mines	9-4
Table 9.2	Summary of Underground Channel Sampling by Level for the San Gonzalo Mine	9-4
Table 10.1	Drillholes Completed from 2007 to 2016 on the San Gonzalo Vein	10-3
Table 10.2	Drillholes Completed from 2001 to 2017 at ET Mine (includes San Luis, Avino vein and Chirumbo	10-6
Table 10.3	Drillholes Completed from 2017 to 2018 at Guadalupe and San Juventino	10-8
Table 10.4	Drillholes Drilled on Oxide Tailings 2003-2016	10-9
Table 10.5	Avino and San Gonzalo Density Data Summary	10-12
Table 12.1	Number of Records and Discrepancies for the Avino Drillhole Data	12-2
Table 12.2	Standards Specification and Performance	12-4
Table 14.1	Avino Mine – Mineral Resources	14-2
Table 14.2	Metal Grade Statistics for 2 m Composites for the Avino and San Gonzalo Vein Systems	14-12
Table 14.3	Oxide Tailings Samples by Sampling Campaign	14-13
Table 14.4	Oxide Tailings Assays by Unit	14-14
Table 14.5	Avino Vein System Density Data Summary	14-15
Table 14.6	San Gonzalo Vein System Density Data Summary	14-15
Table 14.7	Avino Vein System Variogram and Search Parameters	14-26
Table 14.8	San Gonzalo Vein System: Variogram and Search Parameters	14-27
Table 14.9	Oxide Tailings Deposit: Variogram and Search Parameters	14-27
Table 14.10	Estimation Block Model Specifications	14-28
Table 14.11	Explanation of Table 14-10	14-28
Table 14.12	Avino Vein: Block Estimates and Composite Sample Grades	14-30
Table 14.13	San Gonzalo Vein: Block Estimates and Composite Sample Grades	14-31
Table 14.14	Oxide Tailings: Block Estimates and Composite Sample Grades	14-32
Table 14.15	Criteria for Classification of Underground Mineral Resources	14-58
Table 14.16	Silver Equivalent Based Metal Prices and Operational Recovery Parameters	14-59
Table 14.17	Mineral Resource Statement for the Avino Property	14-60
Table 14.18	Avino Vein (ET and San Luis) – High Confidence/Measured	14-62
Table 14.19	Avino Vein (ET and San Luis) – Medium Confidence/Indicated	14-62
Table 14.20	Avino Vein (ET and San Luis) – Low Confidence/Inferred	14-62
Table 14.21	San Gonzalo Vein – High Confidence/Measured	14-63
Table 14.22	San Gonzalo – Medium Confidence/Indicated	14-63
Table 14.23	San Gonzalo – Low Confidence/Inferred	14-63
Table 14.24	Oxide Tailings – Medium Confidence/Indicated	14-64

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Table 14.25	Oxide Tailings – Low Confidence/Inferred	14-64
Table 16.1	Recent Production from the Avino Vein	16-2
Table 16.2	Recent Production from the San Gonzalo Vein	16-3
Table 16.3	Mining Production Schedule	16-5
Table 17.1	Avino Vein Mill Production	17-2
Table 17.2	San Gonzalo Vein Mill Production	17-4
Table 20.1	Mammal Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine	20-2
Table 20.2	Bird Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine	20-2
Table 20.3	Reptile Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine	20-3
Table 20.4	Amphibian Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine	20-3
Table 21.1	Capital Costs for the Avino Vein (US$)	21-1
Table 21.2	Capital Costs for the San Gonzalo Vein (US$)	21-2
Table 21.3	Operating Costs for the Avino Vein (US$)	21-2
Table 21.4	Operating Costs for the San Gonzalo Vein (US$)	21-2
Table 25.1	Mineral Resources at the Avino Mine Property	25-2

LIST OF FIGURES

Figure 1.1	General Location of the Property	1-2
Figure 1.2	Perspective View of the Property Looking North and Showing the Three Deposits	1-4
Figure 4.1	General Location of the Property	4-1
Figure 4.2	Local Property Location	4-2
Figure 4.3	Map of Avino Property Concessions	4-5
Figure 6.1	Avino Mine: Vertical Section View Showing Development and Stoping	6-2
Figure 6.2	San Gonzalo Mine: Vertical Section View Showing Development and Stoping	6-3
Figure 7.1	General Map of Property Geology	7-2
Figure 7.2	Orthogonal View of the Oxide Tailings Deposit and Drillholes	7-6
Figure 9.1	Channel and Drillhole Samples, Colour Coded by Silver Grade, within the Avino System	9-5
Figure 9.2	Channel Samples, Colour Coded by Silver Grade, within the San Gonzalo Vein System	9-5
Figure 10.1	Drillholes Completed from 2016 to 2017 on the Avino-San Luis Infill and Chirumbo, Guadalupe and San Juventino Areas	10-2
Figure 10.2	Location of Drillholes Completed from 2016 to 2017 on Drillholes Completed from 2016 to 2017 on the Guadalupe and San Juventino Veins	10-3
Figure 10.3	Location of Drillholes Completed from 2015 to 2016 on the Oxide Tailings	10-11
Figure 12.1	Standard 1307_ME-1307 – Gold Performance	12-5
Figure 12.2	Standard CDN-ME-1307 – Silver Performance	12-6
Figure 12.3	Standard CDN-ME-1307 – Copper Performance	12-6
Figure 12.4	Standard CDN-ME-1414 – Gold Performance	12-7

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Figure 12.5	Standard CDN-ME-1414 – Silver Performance	12-8
Figure 12.6	Standard CDN-ME-1414 – Copper Performance	12-8
Figure 12.7	Blank – Gold Performance	12-9
Figure 12.8	Blank – Silver Performance	12-10
Figure 12.9	Blank – Copper Performance	12-10
Figure 12.10	Gold – Duplicate Correlation	12-11
Figure 12.11	Gold – Half Absolute Relative Difference Chart	12-12
Figure 12.12	Silver – Duplicate Correlation	12-13
Figure 12.13	Silver – Half Absolute Relative Difference Chart	12-14
Figure 12.14	Copper – Duplicate Correlation	12-15
Figure 12.15	Copper – Half Absolute Relative Difference Chart	12-16
Figure 14.1	Oblique View, Looking North, of the Avino Vein System Model	14-5
Figure 14.2	Silver Grade Profiles Across the Avino Vein System Contacts	14-6
Figure 14.3	Copper Grade Profile Across the Avino Vein System Contacts	14-7
Figure 14.4	Oblique View, Looking North, of the San Gonzalo Vein System Model	14-8
Figure 14.5	Silver and Gold Grade Profiles Across the Main San Gonzalo Vein Contacts	14-8
Figure 14.6	Perspective View of Oxide Tailings Drilling and Silver Assays	14-9
Figure 14.7	Section View, Looking Northeast, Showing Silver Grades in Oxide Tailings Benches	14-10
Figure 14.8	Linear Regression Model Coefficients for Bismuth Estimation	14-16
Figure 14.9	Avino Vein: Main Zone Experimental and Modelled Silver Variograms	14-18
Figure 14.10	Avino Vein: Main Zone Experimental and Modelled Gold Variograms	14-19
Figure 14.11	Avino Vein: Main Zone Experimental and Modelled Copper Variograms	14-20
Figure 14.12	San Gonzalo Vein: SG1 Experimental and Modelled Silver Variograms	14-21
Figure 14.13	San Gonzalo Vein: SG1 Experimental and Modelled Gold Variograms	14-22
Figure 14.14	Oxide Tailings: Domain 10 Experimental Silver Variograms	14-23
Figure 14.15	Oxide Tailings: Domain 10 Experimental Silver Variograms	14-24
Figure 14.16	Avino Vein: Typical Transverse Section, Looking East through Drillhole ET07-10, Showing the Block Model Centroids Colour Coded by Silver Grade	14-33
Figure 14.17	Avino Vein: Longitudinal Section Showing the Block Model Centroids Colour Coded by Silver Grade	14-34
Figure 14.18	Avino Vein: Longitudinal Section Showing the Block Model Centroids Colour Coded by Gold Grade	14-34
Figure 14.19	Avino Vein: Longitudinal Section Showing the Block Model Centroids Colour Coded by Coper Grade	14-35
Figure 14.20	San Gonzalo Vein: Typical Transverse Section, Looking East Aligned Along Drillhole SG1115 Showing the Block Model Centroids Colour Coded by Silver Grade	14-36
Figure 14.21	San Gonzalo Vein: Longitudinal Section Showing the Block Model Centroids Colour Coded by Silver Grade	14-37
Figure 14.22	San Gonzalo Vein: Longitudinal Section Showing the Block Model Centroids Color Coded by Gold Grade	14-37
Figure 14.23	San Gonzalo Vein: Longitudinal Section Showing the Block Model Centroids Colour Coded by Silver Equivalent	14-38
Figure 14.24	Avino Vein, Swathplot for Silver, Eastings	14-39
Figure 14.25	Avino Vein, Swathplot for Gold Eastings	14-40
Figure 14.26	Avin Vein, Swathplot for Copper, Eastings	14-41
Figure 14.27	Avino Vein, Swathplot for Silver, Elevation	14-42
Figure 14.28	Avino Vein, Swathplot for Gold, Elevation	14-43
Figure 14.29	Avino Vein, Swathplot for Copper, Elevation	14-44
Figure 14.30	San Gonzalo Vein, Swathplot for Silver, Eastings	14-45

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Figure 14.31	San Gonzalo Vein, Swathplot for Silver, Northings	14-46
Figure 14.32	San Gonzalo Vein, Swathplot for Silver, Elevation	14-47
Figure 14.33	San Gonzalo Vein, Swathplot for Gold, Eastings	14-48
Figure 14.34	San Gonzalo Vein, Swathplot for Gold, Northings	14-49
Figure 14.35	San Gonzalo Vein, Swathplot for Gold, Elevation	14-50
Figure 14.36	Oxide Tailings Deposit, Swathplot for Silver, Easting	14-51
Figure 14.37	Oxide Tailings Deposit, Swathplot for Gold, Easting	14-52
Figure 14.38	Oxide Tailings Deposit, Swathplot for Silver, Northing	14-53
Figure 14.39	Oxide Tailings Deposits, Swathplot for Gold, Northing	14-53
Figure 14.40	Oxide Tailings Deposit, Swathplot for Silver, Elevation	14-54
Figure 14.41	Oxide Tailings Deposit, Swathplot for Gold, Elevation	14-54
Figure 14.42	Grade Tonnage Graph of Avino Vein Material at Measured Confidence Level	14-65
Figure 14.43	Grade Tonnage Graph of Avino Vein Material at Indicated Confidence Level	14-65
Figure 14.44	Grade Tonnage Graph of Avino Vein Material at Inferred Confidence Level	14-66
Figure 14.45	Grade Tonnage Graph of San Gonzalo Vein Material at Measured Confidence Level	14-66
Figure 14.46	Grade Tonnage Graph of San Gonzalo Vein Material at Indicated Confidence Level	14-67
Figure 14.47	Grade Tonnage Graph of San Gonzalo Vein Material at Inferred Confidence Level	14-67
Figure 14.48	Grade Tonnage Graph of Oxide Tailings Material at Indicated Confidence Level	14-68
Figure 14.49	Grade Tonnage Graph of Oxide Tailings Material at Inferred Confidence Level	14-68
Figure 17.1	Simplified Flowsheet – Avino Vein	17-3
Figure 17.2	Proposed Process Flowsheet – Oxide Tailings	17-5

GLOSSARY

UNITS OF MEASURE

above mean sea level	amsl
acre	ac
ampere	A
annum (year)	a
billion	B
billion tonnes	Bt

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billion years ago	Ga
British thermal unit	BTU
centimetre	cm
cubic centimetre	cm3
cubic feet per minute	cfm
cubic feet per second	ft3/s
cubic foot	ft3
cubic inch	in3
cubic metre	m3
cubic yard	yd3
Coefficients of Variation	CVs
day	d
days per week	d/wk
days per year (annum)	d/a
dead weight tonnes	DWT
decibel adjusted	dBa
decibel	dB
degree	°
degrees Celsius	°C
diameter	ø
dollar (American)	US$
dollar (Canadian)	Cdn$
dry metric ton	dmt
foot	ft
gallon	gal
gallons per minute (US)	gpm
Gigajoule	GJ
gigapascal	GPa
gigawatt	GW
gram	g
grams per litre	g/L
grams per tonne	g/t
greater than	>
hectare (10,000 m2)	ha
hertz	Hz
horsepower	hp
hour	h
hours per day	h/d
hours per week	h/wk
hours per year	h/a
inch	in
kilo (thousand)	k
kilogram	kg
kilograms per cubic metre	kg/m3
kilograms per hour	kg/h

xiv	704-EG-VMIN03003-01

kilograms per square metre	kg/m2
kilometre	km
kilometres per hour	km/h
kilopascal	kPa
kilotonne	kt
kilovolt	kV
kilovolt-ampere	kVA
kilovolts	kV
kilowatt	kW
kilowatt hour	kWh
kilowatt hours per tonne	kWh/t
kilowatt hours per year	kWh/a
less than	<
litre	L
litres per minute	L/m
megabytes per second	Mb/s
megapascal	MPa
megavolt-ampere	MVA
megawatt	MW
metre	m
metres above sea level	masl
metres Baltic sea level	mbsl
metres per minute	m/min
metres per second	m/s
microns	µm
milligram	mg
milligrams per litre	mg/L
millilitre	mL
millimetre	mm
million	M
million bank cubic metres	Mbm[3]
million bank cubic metres per annum	Mbm3/a
million tonnes	Mt
minute (plane angle)	'
minute (time)	min
month	mo
ounce	oz
pascal	Pa
centipoise	mPa∙s
parts per million	ppm
parts per billion	ppb
percent	%
pound(s)	lb
pounds per square inch	psi
pounds per square inch (gauge)	psig

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revolutions per minute	rpm
second (plane angle)	"
second (time)	s
short ton (2,000 lb)	st
short tons per day	st/d
short tons per year	st/y
specific gravity	SG
square centimetre	cm2
square foot	ft2
square inch	in2
square kilometre	km2
square metre	m2
three-dimensional	3D
tonne (1,000 kg) (metric ton)	t
tonnes per day	t/d
tonnes per hour	t/h
tonnes per year	t/a
tonnes seconds per hour metre cubed	ts/hm3
volt	V
week	wk
weight/weight	w/w
wet metric ton	wmt
yard	yd

ABBREVIATIONS AND ACRONYMS

acid-base accounting	ABA
Aranz Geo Expert Services	Aranz Geo
atomic absorption	AA
Avino Silver & Gold Mines Ltd.	Avino
caliper volume	CV
Canadian Institute of Mining, Metalurgy, and Petroleum	CIM
Cannon-Hicks & Associates Ltd.	Cannon-Hicks
certified reference material	CRM
Compañía Minera Mexicana de Avino	CMMA
Compañía Minera Mexicana de Avino, S.A. de C.V.	Avino Mexico
Convention on International Trade in Endangered Species of Wild Fauna and Flora	CITES
copper sulphate	CuS04
copper	Cu
dissolved oxygen	dO2
east	E
Electrometals Electrowinning	EMEW
Elena Toloso Mine	ET
San Gonzalo Mine	SG
Environmental Impact Assessment Matter Regulation/

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Reglamento en Materia de Evaluacion del Impacto Ambiental	REIA
Environmental Impact Assessment/Evaluación de Impacto Ambiental	EIA
Environmental Impact Statement/Manifestación de Impacto Ambiental	EIS/MIA
Environmental Quality Monitoring Program/
Programa de Seguimiento de la Calidad Ambiental	EQMP
Federal Attorney for Environmental Protection/
Procuraduría Federal de Proteccíon al Ambiente	PROFEPA
general and administrative	G&A
General Law for the Prevention and Comprehensive Management of Waste/
Ley General Para la Prevención y Gestión Integral de Residuos	LGPyGIR
General Law for the Prevention and Management of Waste/
Ley General Para la Prevención y Gestión Integral de los Residuos	LGPGIR
General Law of Ecological Equilibrium and Environmental Protection/
Ley General del Equilibrio Ecológico y la Protección al Ambiente	LGEEPA
global positioning system	GPS
gold equivalent	AuEQ
gold	Au
induced polarization	IP
inductively coupled plasma	ICP
inductively coupled plasma-method spectroscopy	ICP-MS
internal rate of return	IRR
International Organization for Standardization	ISO
inverse distance squared	ID2
kriging neighbourhood analysis	KRN
lead	Pb
life-of-mine	LOM
Minerales de Avino, Sociedad Anonima de Capital Variable	Minerales
MineStart Management Inc.	MMI
Ministry of Environment and Natural Resources/
Secretaría de Medio Ambiente y Recursos Naturales	MENR/SEMARNAT
National Instrument 43-101	NI 43-101
nearest neighbour	NN
net present value	NPV
net smelter return	NSR
north	N
ordinary kriging	OK
potassium amyl xanthate	PAX
preliminary economic assessment	PEA
PricewaterhouseCoopers	PwC
Process Research Associates Ltd.	PRA
Qualified Person	QP
quality assurance	QA
quality control	QC
silver equivalent	Ag_Eq
silver	Ag

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sodium carbonate	Na2CO3
sodium cyanide	NaCN
south	S
special mining duty	SMD
standard reference material	SRM
tailings storage facility	TSF
the Avino Mine	the Property or
the Project
Toronto Stock Exchange	TSX
Universal Transverse Mercator	UTM
water displacement	WD
west	W
zinc	Zn

xviii	704-EG-VMIN03003-01

1.0 SUMMARY

1.1 INTRODUCTION

Avino Silver & Gold Mines Ltd. (Avino) is a Canadian-based mining and exploration company listed on the Toronto Stock Exchange (TSX) and the NYSE-American with precious metal properties in Mexico and Canada.

The Avino Mine (the Property or the Project), near Durango, Mexico, is Avino’s principal asset and is the subject of this Technical Report, which includes a current Mineral Resource estimate for the Avino Veins at the Elena Tolosa Mine (ET), San Gonzalo Veins at the San Gonzalo Mine (SG) and for the oxide tailings deposit.

Avino holds a 99.67% interest in the Property through its subsidiary companies called Compañía Minera Mexicana de Avino, S.A. de C.V. (CMMA) and Promotora Avino, S.A. de C.V. Avino commenced development, including drilling and bulk sampling, on the San Gonzalo Vein in 2010 and this work is ongoing. This marks the resumption of activity on the Property since 2001, when low metal prices and the closure of a key smelter caused the mine to close after having been in operation continuously for 27 years. Between 1976 and 2001, the mine produced approximately 497 t of silver, 3 t of gold, and 11,000 t of copper (Slim 2005a) as well as an apparently undocumented amount of lead.

The majority of the information has been sourced from the data provided by Avino: Avino internal reports; Tetra Tech (2013); Tetra Tech (2017); Slim (2005d), and Gunning (2009). The majority of the information was provided in English, but some information was written in Spanish and subsequently translated into English.

The purpose of this report is to support an updated Mineral Resource estimated as a result of modified current metal price parameters, new drilling information at the ET Mine (Avino and San Luis) and improved interpretation of the San Gonzalo mineralization trends. There has been no change to the oxide tailings estimate.

1.2 PROPERTY DESCRIPTION AND LOCATION

The Property is located in Durango State in North Central Mexico, within the Sierra Madre Silver Belt, 82 km northeast of Durango City (Figure 1.1). The current Property is comprised of 23 mineral concessions, totalling 1,103.934 ha. Of these, 22 mineral concessions, totalling 1,005.104 ha, are held by CMMA (Avino’s Mexican subsidiary company), by Promotora Avino SA de CV, and by Susesion de la Sra. Elena del Hoyo Algara de Ysita.

Avino Silver & Gold Mines Ltd.	1-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 1.1 General Location of the Property

Avino entered into an agreement (the Agreement) on February 18, 2012 through its subsidiary company, with Minerales de Avino, Sociedad Anonima de Capital Variable (Minerales), whereby Minerales has indirectly granted to Avino the exclusive mining and occupation rights to the La Platosa concession. The La Platosa concession covers 98.83 ha and hosts the Avino Vein and ET Zone (ET Zone).

Pursuant to the Agreement, Avino has the exclusive right to explore and mine the concession for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, Avino has paid to Minerales the sum of US$250,000 by the issuance of 135,189 common shares of Avino. Avino has also agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (NSRs), at the commencement of commercial production from the concession.

All concessions are current and up to date based on information received. Mineral concessions in Mexico do not include surface rights and Avino has entered into agreements with communal landowners (Ejidos) of San Jose de Avino, Panuco de Coronado and Zaragoza for the temporary occupation and surface rights of the concessions.

1.3 GEOLOGY AND MINERALIZATION

The Property is located within the Sierra de Gamon, on the east flank of the Sierra Madre Occidental. The area is a geological window into the Lower Volcanic series and consists of volcanic rocks of mainly Andesitic affiliation with other rock types occurring more sparsely to the north (Slim 2005d).

Avino Silver & Gold Mines Ltd.	1-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

A large monzonitic intrusion is observed in the region in the form of dykes and small stocks, which may be related to the Avino Vein mineralization. Several younger thin mafic sills are also found in various parts of the region.

The Avino concession is situated within a 12 km north-south by 8.5 km caldera, which hosts numerous low sulphidation epithermal veins, breccias, stockwork and silicified zones. These zones grade into a “near porphyry” environment in the general vicinity of the Avino property. The caldera has been uplifted by regional north trending block faulting (a graben structure), exposing a window of andesitic pyroclastic rocks of the lower volcanic sequence which is a favourable host rock. The upper volcanic sequence consists of rhyolite to trachytes with extensive ignimbrite and is intruded by monzonite bodies. The basal andesite-bearing conglomerate and underlying Paleozoic basement sedimentary rocks (consisting of shales, sandstones and conglomerates) have been identified on the Avino concession in the south-central portion of the caldera, covering the Guadalupe, Santiago, San Jorge, the San Gonzalo Trend, Malinche, Porterito and Yolanda areas.

A northerly trending felsic dyke, probably a feeder to the upper volcanic sequence, transects the Property and many of the veins. The Aguila Mexicana low temperature vein system, with significant widths but overall low precious metal values, trends north-northwest, similar to the felsic dyke and with similar continuity across the Property. The two structures may occupy deep crustal faults that controlled volcanism and mineralization, with the felsic dyke structure controlling the emplacement of the Avino, Nuestra Senora and El Fuerte-Potosina volcanic centres and the Aguila Mexicana controlling the Cerro San Jose and El Fuerte-Potosina volcanic centres (Paulter 2006).

Silver- and gold-bearing veins crosscut the various lithologies and are generally oriented north-northwest to south-southeast (the Avino Vein trend) and northwest to southeast the San Gonzalo trend). In Mexico, these vein deposits may have large lateral extents, but can be limited in the vertical continuity of grades due to the effects of pressure on boiling levels for mineralizing fluids. The rocks have been weathered and leached in the upper sections, as a result of contact with atmospheric waters. The oxide tailings material is derived primarily from these shallow zones, whereas the sulphide tailings are predominantly from material sourced at depth from the underground workings.

The valuable minerals found during the period of mining of the oxide zone are reported to be argentite, bromargyrite, chalcopyrite, chalcocite, galena, sphalerite, bornite, native silver and gold, and native copper.

Three deposits, the Avino Vein, the San Gonzalo Vein and the oxide tailings deposit, are the subject of Mineral Resource estimates disclosed in this report. Recent exploration drilling reported at the Guadalupe and San Juventino veins is at an early stage and no Mineral Resources have been estimated for these two veins.

Avino Silver & Gold Mines Ltd.	1-3	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 1.2 Perspective View of the Property Looking North and Showing the Three Deposits

1.3.1 THE AVINO VEIN

The Avino Vein (see Figure 1.2 for location) has been and continues to be the primary deposit mined on the Property since at least the 19th century. It is 1.6 km long and up to 60 m wide on the surface. The deepest level is at the 1,930 m amsl level (430 m below surface).

1.3.2 THE SAN GONZALO VEIN

The San Gonzalo Vein system (see Figure 1.2 for location), including the crosscutting Angelica vein, is located 2 km northeast of the Avino Vein. It constitutes a strongly developed vein system over 25 m across, trending 300 to 325°/80° northeast to 77° south. Banded textures and open-space filling are common and individual veins have an average width of less than 2 m. The vein was mined historically and underground workings extend approximately 1.1 km along strike and to the 1,970 m amsl (300 m below surface).

1.3.3 THE OXIDE TAILINGS

The oxide tailings deposit (see Figure 1.2 for location) comprises historic recovery plant residue material that was wasted from processing plants during the earlier period of open pit mining of the Avino Vein. The oxide tailings are partially covered by younger unconsolidated sulphide tailings on the northwest side.

Avino Silver & Gold Mines Ltd.	1-4	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

1.4 RESOURCE ESTIMATES

The Avino system, San Gonzalo system, and oxide tailings Mineral Resources were modelled and estimated using Leapfrog EDGE™ software version 4.2.3. The reported Mineral Resource estimated by ARANZ Geo Expert Services (ARANZ Geo) was interpolated using ordinary kriging (OK) and capped grades and inverse distance squared (ID2) and nearest neighbour (NN) for model validation purposes. The Avino system was estimated for silver, gold, copper. The San Gonzalo Vein system and oxide tailings were estimated for silver and gold. Under current economic and technical conditions gold and silver and copper are recoverable from the Avino system and all three metals are included in the mineral resource and for the silver equivalent (AgEQ) calculation for the Avino system. Under current economic and technical conditions only gold and silver are recoverable from the San Gonzalo system and the oxide tailings and consequently only silver and gold are included in the Mineral Resource and for the silver equivalent calculation for the San Gonzalo system and oxide tailings. Cut-off reporting (to consider “eventual prospects for eventual economic extraction”) utilizes an AgEQ calculation where the total metal value is converted into an in situ silver resource. For reporting purposes, a base-case AgEQ cut-off of 60 g/t is used for the Avino system, an AgEQ cut-off of 130 g/t is used for the San Gonzalo system, and an AgEQ cut-off of 50 g/t is used for the oxide tailings based on current economic parameters.

Table 1.1 is the Mineral Resource statement. Other grade tonnage graphs and tables found in Section 14.0 are intended to show sensitivity of the mineralized material and must not be considered Mineral Resources.

It must be noted that no Mineral Resource has been estimated for the sulphide tailings portion of the Property.

Avino Silver & Gold Mines Ltd.	1-5	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 1.1 Mineral Resources at the Avino Property

				Grade				Metal Contents
Resource Category	Deposit	Cut-off(AgEQ g/t)	Tonnes (t)	AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ(million tr oz)*	Ag(million tr oz)	Au(thousand tr oz)	Cu (t)
Measured and Indicated Mineral Resources
Measured	Avino – ET	60	3,890,000	141	71	0.54	0.55	17.6	8.9	67.4	21,000
Measured	Avino – San Luis	60	650,000	142	67	0.70	0.49	3.0	1.4	14.6	3,000
Measured	San Gonzalo System	130	290,000	397	314	1.65	0.00	3.7	2.9	15.4	0
Total Measured	All Deposits	-	4,830,000	156	85	0.63	0.51	24.3	13.2	97.4	24,000
Indicated	Avino – ET	60	2,640,000	105	49	0.56	0.34	8.9	4.2	47.6	9,000
Indicated	Avino – San Luis	60	1,620,000	126	54	0.82	0.36	6.6	2.8	42.9	6,000
Indicated	San Gonzalo System	130	240,000	319	257	1.25	0.00	2.5	2.0	9.6	0
Indicated	Oxide Tailings	50	1,330,000	124	98	0.46	0.00	5.3	4.2	19.8	0
Total Indicated	All Deposits	-	5,830,000	124	70	0.64	0.25	23.3	13.1	119.8	15,000
Total Measured and Indicated	All Deposits	-	10,660,000	139	77	0.63	0.37	47.5	26.3	217.2	39,000
Inferred Mineral Resources
Inferred	Avino – ET	60	2,380,000	111	58	0.51	0.33	8.5	4,4	39.1	8,000
Inferred	Avino – San Luis	60	1,780,000	124	57	0.72	0.38	7.1	3.2	41.2	7,000
Inferred	San Gonzalo System	130	120,000	262	219	0.86	0.00	1.0	0.8	3.3	0
Inferred	Oxide Tailings	50	1,810,000	113	88	0.44	0.00	6.6	5.1	25.6	0
Total Inferred	All Deposits	-	6,090,000	118	70	0.56	0.24	23.2	13.6	109.2	15,000

Notes:

Figures may not add to totals shown due to rounding.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM) Definition Standards

For Mineral Resources and Mineral Reserves incorporated by reference into National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects.

Mineral Resources are reported at cut-off grades 60 g/t, 130 g/t, and 50 g/t AgEQ grade for ET, San Gonzalo, an oxide tailings, respectively.

AgEQ or silver equivalent ounces are notational, based on the combined value of metals expressed as silver ounces

Cut-off grades were calculated using the following assumptions:

For Avino (ET and San Luis), San Gonzalo: gold price of US$1,300/oz, silver price of US$17.50/oz, and copper price of US$3.00/lb

For Oxide Tailings: gold price of US$1,250/oz, silver price of US$19.50/oz

A net smelter return (NSR) was calculated and the silver equivalent was back calculated using the following formulas:

For ET: AgEQ = (24.06 x Au (g/t) + 0.347 x Ag (g/t) + 43.0 x Cu (%) – 151.8 x Bi (%)) / 0.347

For San Gonzalo: AgEQ = (0.03 x Au (g/t) + 0.385 x Ag (g/t) – 4.03/0.385

For Oxide Tailings: AqEQ = 69.37 x Au (g/t) + Ag (g/t)

No Mineral Resource has been estimated for the sulphide tailings portion of the Property.

Au – gold; Ag – silver; Cu – copper.

Avino Silver & Gold Mines Ltd.	1-6	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

1.5 MINERAL PROCESSING, METALLURGICAL TESTING AND RECOVERY METHODS

There are three separate mineralization sources in the Property, including the Avino and San Gonzalo mines, which are currently in operation, and the potential tailings resource from previous milling operations. The San Gonzalo Mine entered commercial production in October 2012, followed by reopening the Avino Mine in January 2015. The two mines feed a conventional flotation mill that has three separate circuits and a capacity of 1,500 t/d.

From January 2017, Avino has been constructing a new separate processing line identified as Circuit #4. The addition of Circuit #4 will have an identical throughput capacity as Circuit #3 which currently used for processing the materials from the Avino mine. The mill expansion is expected to increase overall mill capacity to 2,500 t/d.

The existing crushing plant will be upgraded to accommodate the higher throughput with a new larger tertiary cone crusher. The equipment in grinding, flotation and dewatering circuits planned for the expansion are similar in size to the existing equipment used for Circuit #3. The initial mill feed to Circuit #4 will be from the existing surface stockpiles although the additional circuit will be mainly used for processing the materials from San Luis of the Avino mine.

Avino has not based its production decisions on a Feasibility Study or Mineral Reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and multiple technical and economic risks of failure that are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in a Feasibility Study, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts. Information in this section was provided by Avino.

1.5.1 AVINO VEIN

Avino is currently conducting mining activity on the Avino Vein and processing Avino Vein material at the mine plant. Historically, prior to the mine shutting down in 2001, Avino operated a 1,000 t/d processing plant, achieving up to 1,300 t/d, producing a copper concentrate that was sold to a smelter in San Luis Potosi for approximately 27 years. The mine and mill operations were then suspended. Following several years of redevelopment, Avino completed the Avino Mine and mill expansion in Q4 2014. On January 1, 2015, full scale operations commenced and commercial production was declared effective April 1, 2016 following a 19 month advancement and test period.

The plant consists of a conventional three-stage crushing circuit with the tertiary crusher in closed circuit with a screen. The crushed material is fed to a ball mill and classified with a hydrocyclone at a grind size of approximately 65% passing 200 mesh. The fines from the hydrocyclone reports to the flotation circuit where typical flotation reagents for copper minerals are used. The concentrates from the rougher and scavenger circuits are upgraded in a cleaner circuit with the final concentrate reporting to a thickener and pressure filter. The moisture of the filter cake is approximately 8% and then shipped for sale overseas. Flotation tailing is pumped to the permitted tailings impoundment where decant water is reclaimed for process use.

Avino Silver & Gold Mines Ltd.	1-7	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

1.5.2 SAN GONZALO VEIN

Avino is currently conducting mining activity on the San Gonzalo Vein, including processing of San Gonzalo Vein material at the mill plant at the Avino Mine site.

The process plant consists of crushing and grinding circuits, followed by a gravity and flotation to recover and upgrade silver and gold from the feed material. Common reagents are used within the flotation circuit. The flotation concentrate is thickened, filtered to 9.9% moisture content, and sent to the concentrate stockpile for subsequent shipping to customers.

The final flotation tailings is disposed of in the existing permitted tailings storage facility.

1.5.3 OXIDE TAILINGS

Currently there is no metal recovery operation on the stored tailings. As reported by MineStart Management Inc. (MMI) and Process Research Associates Ltd. (PRA), several metallurgical work programs were conducted to investigate silver and gold recovery from the tailings.

The test work investigated various treatment methods, including gravity separation, flotation, and cyanide leaching (tank leaching and heap leaching). The preliminary test results appear to show that the tailings materials responded reasonably well to the cyanide leaching treatment, including tank leaching and column leaching testing procedures. An updated preliminary economical assessment was conducted in 2017 to evaluate the recovery of silver and gold from the oxide tailings using heap leaching technology followed by the Merrill Crown treatment on the pregnant leach solution .

The processing step will consist of tailings reclamation, agglomeration, and cyanide heap leaching followed by the Merrill-Crowe process to recover silver and gold from the pregnant solution. The process plant will operate at a throughput rate of 1,370 t/d on a 24 h/d, 365 d/a basis, with an overall utilization of 90%.

1.5.4 SULPHIDE TAILINGS

Avino is not currently conducting mining activity on the sulphide tailings. Because some of the oxide tailings and sulphide tailings were co-deposited, and the oxide tailings are partially covered by younger unconsolidated sulphide tailings on the northwest side of the tailings storage dam, the sulphide tailings materials will be reclaimed as required during the oxide tailings reclamation. The reclaimed sulphide tailings is planned to be stored in a separate sulphide tailings storage facility for further evaluation, while some of the sulphide tailings could be used for constructing the heap leach pad and facilities for the oxide tailings retreatment; however, no quantities have been estimated at this stage. In addition, no recovery methods are currently proposed for the sulphide tailings, which have been excluded from this estimate.

Avino Silver & Gold Mines Ltd.	1-8	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

1.6 MINING METHODS

1.6.1 AVINO VEIN

Avino is currently conducting mining activity on the Avino Vein using sublevel stoping and room and pillar mining methods.

Avino has not based its production decisions on a Feasibility Study or Mineral Reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and multiple technical and economic risks of failure that are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in a Feasibility Study, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts. Information in this section was provided by Avino.

Production from the Avino Vein is summarized in Table 1.2.

Table 1.2 Recent Production from the Avino Vein

Production Description	2015	2016	2017
Mill Feed Tonnage
Tonnes Milled (t)	396,113	429,289	460,890
Feed Grade
Silver (g/t)	65	67	64
Gold (g/t)	0.29	0.42	0.52
Copper (%)	0.62	0.50	0.48
Recovery
Silver (%)	87	85	85
Gold (%)	75	64	69
Copper (%)	87	90	89
Total Metal Produced
Silver Produced (oz)	717,901	789,372	803,438
Gold Produced (oz)	2,757	3,691	5,259
Copper Produced (lb)	4,743,691	4,206,585	4,373,166
AgEQ Produced (oz)	1,801,997	1,606,272	1,911,428

Source: Avino (2018c; 2017a; 2017b)

Avino Silver & Gold Mines Ltd.	1-9	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

1.6.2 SAN GONZALO VEIN

Avino is currently conducting mining activity on the San Gonzalo Vein using cut-and-fill and shrinkage stoping mining methods.

Avino has not based its production decisions on a Feasibility Study or Mineral Reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and multiple technical and economic risks of failure that are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in a Feasibility Study, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts. Information in this section was provided by Avino.

Production from the San Gonzalo Vein is summarized in Table 1.3.

Table 1.3 Recent Production from the San Gonzalo Vein

Production Description	2012	2013	2014	2015	2016	2017
Mill Feed Tonnage
Total Mill Feed (t)	19,539	78,415	79,729	121,774	115,047	81,045
Feed Grade
Silver (g/t)	259	288	337	279	267	269
Gold (g/t)	1.04	1.34	1.88	1.48	1.25	1.32
Recovery
Silver (%)	79	83	84	83	83	84
Gold (%)	70	73	78	75	74	78
Total Produced
Silver (oz)	128,607	602,233	724,931	907,384	822,689	590,765
Gold (oz)	455	2,473	3,740	4,326	3,427	2,675
AgEQ Produced (oz)	151,372	751,462	958,702	1,218,351	1,073,062	789,157

Source: Avino (2018c; 2017a; 2017b)

1.6.3 OXIDE TAILINGS

The oxide tailings Mineral Resource will be mined/moved using a conventional truck/loader surface mining method. The production cycle consists of loading and trucking. The production schedule has been developed for the oxide tailings based on a treatment rate of 500 kt/a, which would be equivalent to a throughput rate of 1,370 t/d. This will give an overall project duration of approximately eight years. This eight-year period includes a one-year pre-production period and excludes the time required for remediation of the heap after the leaching process has been completed. Only oxide tailings will be considered for treatment, while sulphide materials will be considered waste.

Avino Silver & Gold Mines Ltd.	1-10	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

1.7 PROJECT INFRASTRUCTURE

The Property is easily accessible by road and is an important part of the local community from which skilled workers are available. The history of operations at the Avino Mine provides ample evidence of sufficient infrastructure and services in the area. The San Gonzalo Mine entered commercial production in October 2012, followed by reopening the Avino Mine in January 2015. The two mines feed a conventional flotation mill that has three separate circuits and a capacity of 1,500 t/d. From January 2017, Avino has been constructing a new separate processing line identified as Circuit #4. The addition of Circuit #4 will have an identical throughput capacity as Circuit #3 which currently used for processing the materials from the Avino mine. The existing crushing plant will be upgraded to accommodate the higher throughput with a new larger tertiary cone crusher. The mill expansion is expected to increase overall mill capacity to 2,500 t/d.

The existing tailings deposition facility has been upgraded and is fully permitted and operational for approximately another 500,000 t of tailings. The offices, miner’s quarters, secured explosives storage facilities, warehouse, laboratory and other associated facilities are all in place. The proposed tailings leach facilities are planned to be located southeast of the existing tailings storage pond.

Before 2016, the mill was serviced with an existing power line providing only 1,000 kW of power with 500 kW servicing the mill, 400 kW for San Gonzalo and the balance for the well at Galeana, employee accommodation facility, and water reclaim from the tailings dam. The new power line from Guadelupe Victoria to the mine site was completed in June 2016. The power line was energized and tested on June 8th, 2016. The line was fully functional at the design capacity of 5 MW. Current power consumption at the mine is approximately 2 MW, leaving sufficient additional power for potential future expansion projects, including the planned Circuit #4 mill expansion, the proposed oxide tailings retreatment project using heap leach followed by gold and silver recovery by Merrill-Crowe precipitation and possible further expansion or upgrading of the processing plant. Additionally, the existing power line was left in place to service local communities and provide backup power for the mine. A C-27 CAT diesel power generator, which can produce 700 kW, is now used as backup.

There is a water treatment plant for treating excess water from the Avino underground mine operation before discharging to El Caracol Dam. The effluent is being monitored on a daily basis when the treatment plant is operational.

1.8 ENVIRONMENTAL

Environmental settings, permits and registrations, and environmental management strategies that may be required for the Project are summarized in Section 20.0. Permits and authorizations required for the operation of the Project may include an operating permit, an application for surface tenures, a waste water discharge registration, a hazardous waste generator’s registration, and an Environmental Impact Assessment (EIA) or Evaluación de Impacto Ambiental. Acid-base accounting (ABA) tests have indicated that mild acid generation may already have started on the tailings dam. A gap analysis and additional tests to further characterize current conditions of the tailings should be completed to properly design a tailings management plan.

Avino Silver & Gold Mines Ltd.	1-11	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

1.9 CAPITAL AND OPERATING COSTS

1.9.1 CAPITAL COST ESTIMATES

AVINO VEIN AND SAN GONZALO VEIN

Avino is currently conducting mining activity on the Avino and San Gonzalo veins. There is no cost estimate applicable and all costs are based on actual expenditure.

Avino has not based its production decisions on a Feasibility Study or Mineral Reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and multiple technical and economic risks of failure that are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in a Feasibility Study, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

The actual capital expenditures (in US dollars) to date on the Avino Vein and San Gonzalo Vein operations are summarized in Table 1.4 and Table 1.5, respectively. The capital expenditures have been broken down by year and area.

Table 1.4 Capital Costs for the Avino Vein (US$)

Description	Q1-Q3 2017	2016	2015	2014
Office Furniture	19,035	8,625	7,093	6,521
Computer Equipment	5,023	14,913	17,233	33,178
Mill Machinery and Processing Equipment	703,475	70,653	525,067	2,832,627
Mine Machinery and Transportation Equipment	203,922	1,985,446	1,918,764	2,125,229
Buildings and Construction	1,985,450	485,757	590,639	313,875
ET Mineral Property	609,423	4,330,125	0	0
Total Capital Costs	3,526,327	6,895,518	3,058,796	5,311,429

Source: Avino

Avino Silver & Gold Mines Ltd.	1-12	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 1.5 Capital Costs for the San Gonzalo Vein (US$)

Description	Q1-Q3 2017	2016	2015	2014
Office Furniture	16,119	7,248	3,725	6,521
Computer Equipment	4,973	12,575	17,233	32,937
Mill Machinery and Processing Equipment	951,881	188,884	100,537	264,178
Mine Machinery and Transportation Equipment	181,954	40,294	133,248	646,981
Buildings and Construction	76,773	443,135	55,819	356,300
San Gonzalo Vein Mineral Property	332,073	1,080,889	577,462	697,107
ET Mineral Property	0	0	0	0
Total Capital Costs	1,563,774	1,773,024	888,024	2,004,023

Source: Avino

TAILINGS RESOURCES

The capital costs for retreating the oxide tailings portion of the Property, including reclaiming the oxide tailings, constructing the heap leach pad and the treatment facilities, were estimated and reported in the technical report entitled “Technical Report on the Avino Property”, dated April 11, 2017.

The estimated capital cost was US$28.8 million (US$24.4 million of initial capital plus US$4.4 million sustaining capital), but costs are no longer current.

A PEA should not be considered to be a Prefeasibility or Feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Furthermore, there is no certainty that the conclusions or results reported in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Avino is not currently conducting mining activity on the sulphide tailings portion of the Property. No capital costs have been estimated for any potential mining activity on the sulphide tailings portion of the Property.

1.9.2 OPERATING COST ESTIMATES

AVINO VEIN AND SAN GONZALO VEIN

Avino is currently conducting mining activity on the Avino and San Gonzalo veins. There is no cost estimate applicable and all costs are based on actual expenditures.

Avino has not based its production decisions on a Feasibility Study or Mineral Reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and multiple technical and economic risks of failure that are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in a Feasibility Study, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

Avino Silver & Gold Mines Ltd.	1-13	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

The actual operating costs (in US dollars) for the Avino Vein and the San Gonzalo Vein in 2016 and 2017 are presented in Table 1.6 and Table 1.7.

The mine and milling costs include operating and maintenance labour together with the operation associated consumable supplies. The cost for electrical power is included in the milling costs. The geological component is mostly related to technical labour.

Table 1.6 Operating Costs for the Avino Vein (US$)

Description	Q1-Q3 2017	2016
Mining Cost	5,046,904	5,306,208
Milling Cost	3,214,053	2,947,585
Geological and Other	2,571,758	2,300,243
Royalties	544,571	610,797
Depletion and Depreciation	1,079,003	919,756
Total Direct Costs	12,456,289	12,084,590
G&A	3,295,481	2,817,256
Total Operating Costs	15,751,770	14,901,845

Source: Avino

Table 1.7 Operating Costs for the San Gonzalo Vein (US$)

Description	Q1-Q3 2017	2016
Mining Cost	2,340,070	1,798,503
Milling Cost	495,546	212,467
Geological and Other	487,751	318,843
Royalties	0	0
Depletion and Depreciation	675,072	485,732
Total Direct Costs	3,998,439	2,815,545
G&A	1,063,226	607,351
Total Operating Costs	5,061,666	3,422,897

Source: Avino

TAILINGS RESOURCES

The operating costs for retreating the oxide tailings portion of the Property, including reclaiming the oxide tailings, were estimated to be US$15.06/t, but costs are no longer current. The detailed estimates are reported in the technical report entitled “Technical Report on the Avino Property”, dated April 11, 2017.

A PEA should not be considered to be a Prefeasibility or Feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Furthermore, there is no certainty that the conclusions or results reported in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Avino Silver & Gold Mines Ltd.	1-14	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Avino is not currently conducting mining activity on the sulphide tailings portion of the Property. No operating costs have been estimated for any potential mining activity on the sulphide tailings portion of the Property.

1.10 ECONOMIC ANALYSIS

1.10.1 AVINO AND SAN GONZALO VEINS

Avino is currently conducting mining activity, including mineral processing, on the Avino and San Gonzalo Veins. There is no economic analysis performed on both the Veins.

Avino has not based its production decisions on a Feasibility study or Mineral Reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and multiple technical and economic risks of failure, which are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in a Feasibility study, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

1.10.2 TAILINGS RESOURCES

In 2017, Tetra Tech prepared a preliminary economic assessment (PEA) technical report for the silver and gold recoveries from the oxide tailings, entitled “Technical Report on the Avino Property”, dated April 11, 2017.

A PEA should not be considered to be a Prefeasibility or Feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Furthermore, there is no certainty that the conclusions or results reported in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Avino Silver & Gold Mines Ltd.	1-15	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

The report includes a preliminary economic evaluation for the oxide tailings retreatment based on a pre-tax financial model. Metal prices used in the base case for the preliminary economic evaluation were:

•	gold – US$1,250/oz

•	silver – US$18.50/oz.

The pre-tax financial results were:

•	48.4% internal rate of return (IRR)

•	2.0-year payback period

•	US$40.5 million net present value (NPV) at an 8% discount rate.

Avino commissioned PricewaterhouseCoopers (PwC) in Vancouver to prepare the tax component of the model for the post-tax economic evaluation for this updated PEA with the inclusion of applicable income and mining taxes.

The following post-tax financial results were calculated:

•	32% IRR

•	2.6-year payback period

•	US$22.2 million NPV at an 8% discount rate.

The assessments are no longer current.

Avino is not currently conducting mining activity on the sulphide tailings portion of the Property. No economical assessments have been conducted for any potential mining activity on the sulphide tailings portion of the Property.

1.11 RECOMMENDATIONS

The recommendations for the further Mineral Resource estimates are presented in Section 26.0.

Avino Silver & Gold Mines Ltd.	1-16	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

2.0 INTRODUCTION

Avino is a Canadian-based mining and exploration company listed on the TSX and the NYSE-American trading under the symbol ASM. Avino has precious metal properties in Mexico and Canada and has a head office located at 900-570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

Avino retained Tetra Tech, in conjuction with ARANZ Geo, to prepare an update of resource estimate on the Avino Property in Durango, Mexico. The purpose of this report is to disclose three updated mineral resource estimates for the Avino Vein, the San Gonzalo Vein and Oxide Tailings portions of the Property. The report also includes a summary of the information previously disclosed in Tetra Tech report filed in 2017, comprising preliminary economic assessment on the oxide tailings portion of the Property. This report has been prepared in accordance with National Instrument 43-101 (NI 43-101) and Form 43-101F.

2.1 EFFECTIVE DATES

The effective date of this report is February 21, 2018. The effective date of the Mineral Resource estimate is January 31, 2018.

2.2 QUALIFIED PERSONS

A summary of the Qualified Persons (QPs) responsible for this report is provided in Table 2.1. The following QPs conducted site visits of the Property:

•	Hassan Ghaffari, P.Eng. M.A.Sc., visited the site March 30, 2011 and December 12, 2017 for two days.

•	Mark Horan, P.Eng. M.Sc., visited the site December12, 2017 for one day.

•	Michael F. O’Brien, P.Geo., M.Sc., Pr.Scit.Nat., FAusIMM, FSAIMM visited the site June 12 to 15, 2017, inclusive.

Avino Silver & Gold Mines Ltd.	2-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 2.1 Summary of QPs

Report Section	Company	QP
1.0 Summary	All	Sign-off by Section
2.0 Introduction	Tetra Tech	Hassan Ghaffari, P.Eng.
3.0 Reliance on Other Experts	ARANZ Geo Tetra Tech	Michael F. O’Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM Mark Horan., P.Eng. Jianhui (John) Huang, Ph.D., P.Eng. Hassan Ghaffari, P.Eng.
4.0 Property Description and Location	ARANZ Geo	Michael F. O’Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
5.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography	ARANZ Geo	Michael F. O’Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
6.0 History	ARANZ Geo	Michael F. O’Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
7.0 Geological Setting and Mineralisation	ARANZ Geo	Michael F. O’Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
8.0 Deposit Types	ARANZ Geo	Michael F. O’Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
9.0 Exploration	ARANZ Geo	Michael F. O’Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
10.0 Drilling	ARANZ Geo	Michael F. O’Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
11.0 Sample Preparation, Analyses and Security	ARANZ Geo	Michael F. O’Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
12.0 Data Verification	ARANZ Geo	Michael F. O’Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
13.0 Mineral Processing and Metallurgical Testing	Tetra Tech	Jianhui (John) Huang, Ph.D., P.Eng.
14.0 Mineral Resource Estimates	ARANZ Geo	Michael F. O’Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
15.0 Mineral Reserve Estimates	Tetra Tech	Mark Horan, P.Eng.
16.0 Mining Methods	Tetra Tech	Mark Horan, P.Eng.
17.0 Recovery Methods	Tetra Tech	Jianhui (John) Huang, Ph.D., P.Eng.
18.0 Infrastructure	Tetra Tech	Hassan Ghaffari, P.Eng.
19.0 Market Studies and Contracts	Tetra Tech	Hassan Ghaffari, P.Eng.
20.0 Environmental Studies, Permitting and Social or Community Impact	Tetra Tech	Hassan Ghaffari, P.Eng.
21.0 Capital and Operating Costs	Tetra Tech	Hassan Ghaffari, P.Eng..
22.0 Economic Analysis	Tetra Tech	Hassan Ghaffari, P.Eng.
23.0 Adjacent Properties	ARANZ Geo	Michael F. O’Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
24.0 Other Relevant Data and Information	Tetra Tech	Hassan Ghaffari, P.Eng.
25.0 Interpretation and Conclusions	All	Sign-off by Section
26.0 Recommendations	All	Sign-off by Section
27.0 References	All	Sign-off by Section
28.0 Certificates of Qualified Person	All	Sign-off by Section

Avino Silver & Gold Mines Ltd.	2-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

2.3 INFORMATION AND DATA SOURCES

In preparation of this report, various historical engineering, geological and management reports compiled about the Project or site were reviewed and supplemented by direct site examinations and investigations. All the data files reviewed for this study were provided by Avino in the form of hard copy documents, electronic .pdf reports, .xls files, email correspondence, and personal communication with management and personnel from Avino. Work completed by Avino includes several decades of open pit and underground mining, drilling and sampling, trenching, metallurgical testing, and geophysical surveying.

The main sources of information in preparing this report are:

•	Gunning, D. (2009). Resource Estimate on the San Gonzalo Vein – A Part of the Avino Mine, Durango, Mexico, for Avino Silver and Gold Mines Ltd. Prepared by Orequest. August 31, 2009.

•	Slim, B. (2005d). A Tailings Resource. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. October 25, 2005.

•	Tetra Tech and QG Australia (Pty) Ltd. (2016). Amended Resource Estimate Update for the Avino Property, Durango, Mexico. Prepared for Avino Silver & Gold Mined Ltd. October 27, 2016.

•	Tetra Tech (2017). Technical Report on the Avino Property, Durango, Mexico. Prepared for Avino Silver & Gold Mined Ltd. April 11, 2017.

A complete list of references is provided in Section 27.0.

2.4 UNITS OF MEASUREMENT

All units of measurement used in this technical report and resource estimate are in metric, and currency is expressed in US dollars, unless otherwise stated.

Avino Silver & Gold Mines Ltd.	2-3	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

3.0 RELIANCE ON OTHER EXPERTS

This Technical Report Update has been prepared by Michael O’Brien, P.Geo, of ARANZ Geo, and Hassan Ghaffari, P.Eng, Jianhui Huang, Ph.D. P.Eng. and Mark Horan, P.Eng, all of Tetra Tech. All authors are independent QPs as defined within the requirements of NI 43-101.

The information, conclusions, opinions, and estimates contained herein are based on:

•	information available to the authors at the time the report was prepared

•	assumptions, conditions, and qualifications as outlined in this report

•	production and expenditure data, reports, and other information supplied by Avino and other third-party sources.

Avino reported to the authors that, to the best of its knowledge, there is no known litigation that could potentially affect the Project.

Note: The authors of this report are not qualified to provide extensive commentary on legal or political issues associated with the Property, which are considered to be outside the scope of this report. For the portions of this report (Sections 1.2, 4.2 and 4.3) that deal with the types and numbers of mineral tenures and licenses; the nature and extent of title and interest in the Property and the terms of any royalties, back-in rights, payments or other agreements and encumbrances to which the Property is subject, we have relied upon the title opinion dated February 1, 2018 by Juan Manuel Gonzalez Olguin of the Mexican law firm Bufete Gonazalez Olguin, S.C., (a copy of which is appended to this report, see Appendix A).

Avino Silver & Gold Mines Ltd.	3-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 LOCATION

The Property is in Durango State in North Central Mexico, within the Sierra Madre Silver Belt on the eastern edge of the Sierra Madre Occidental mountain range. The nearest major centre is the city of Durango, 82 km to the southwest of the Property. The Property is within the municipality of Pánuco de Coronado between the towns of Pánuco de Coronado and San José de Avino. The Property is located at latitude N 24° 53’, longitude W 104° 31’, 14 km northwest of Highway 40D.

The Property location is situated as illustrated in Figure 4.1 and Figure 4.2.

Figure 4.1 General Location of the Property

Avino Silver & Gold Mines Ltd.	4-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 4.2 Local Property Location

4.2 PROPERTY OWNERSHIP

The current Property comprises 23 mineral concessions, totalling 1,103.934 ha.

In 1968, Avino Mines and Resources Ltd. acquired a 49% interest in the company CMMA and Minera San José de Avino SA, which together held mineral claims totalling 2,626 ha (6,488 ac). Avino Mines and Resources Ltd. retained Vancouver based Cannon-Hicks & Associates Ltd. (Cannon-Hicks), a mining consulting firm, to conduct the exploration and development of the Property. Cannon-Hicks’s exploration activities included surface and underground sampling and diamond drilling (VSE 1979).

On July 17, 2006, the Company completed the acquisition of Compañía Minera Mexicana de Avino, S.A. de C.V. (Avino Mexico), a Mexican corporation, through the acquisition of an additional 39.25% interest in Avino Mexico which combined with the Company’s pre-existing 49% share of Avino Mexico, brought the Company’s ownership interest in Avino Mexico to 88.25%. The additional 39.25% interest in Avino Mexico was obtained through the acquisition of 79.09% of the common shares of Promotora Avino S.A. de C.V., referred to as “Promotora”, which in turn owns 49.75% of Avino Mexico’s common shares, and the direct acquisition of 1% of the common shares of Avino Mexico.

Avino Silver & Gold Mines Ltd.	4-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

The July 17, 2006 acquisition was accomplished by a share exchange by which the Company issued 3,164,702 shares as consideration, which we refer to as the “Payment Shares”, for the purchase of the additional 39.25% interest in Avino Mexico. The Payment Shares were valued based on the July 17, 2006 closing market price of the Company’s shares on the TSX.

The Company acquired a further 1.1% interest in Avino Mexico through the acquisition from an estate subject to approval and transfer of the shares to the Company by the trustee for the estate. On December 21, 2007 approval was received and the Company obtained the 1.1% interest from the estate for no additional consideration.

On February 16, 2009, the Company converted existing loans advanced to Avino Mexico into new additional shares of Avino Mexico. As a result, the Company’s ownership interest in Avino Mexico increased to 99.28%.

On June 4, 2013, the Company converted existing loans advanced to Avino Mexico into new additional shares of Avino Mexico, resulting in the Company’s ownership increasing by 0.38% to an effective 99.67%. The issuance of shares to the Company by Avino Mexico on June 4, 2013 resulted in a reduction in the non-controlling interest from 0.72% to 0.34%.

On August 26, 2015, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company’s ownership by 0.01% to an effective 99.67%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.66% in Avino Mexico prior to the 0.01% increase. The issuance of shares to the Company by Avino Mexico on August 26, 2015, resulted in a reduction in the non-controlling interest from 0.34% to 0.33%.

4.3 MINERAL CONCESSIONS AND AGREEMENTS

The current Property comprises 23 mineral concessions, totalling 1,103.934 ha (Figure 4.3). Of these, 22 mineral concessions totalling 1,005.104 ha, are held by CMMA (Avino’s Mexican subsidiary company), Promotora Avino SA de CV, and Susesion de la Sra. Elena del Hoyo Algara de Ysita. Ownership proportions and mineral concessions are summarized in Table 4.1 and Table 4.2, respectively.

Table 4.1 Summary of Property Ownership

Company	Relationship to Avino Silver and Gold Mines Ltd.	Effective Ownership of Avino Mine Property (%)
CMMA	Subsidiary	98.45
Promotora Avino, S.A. de C.V.	Subsidiary	1.22
Total Effective Ownership of Avino Mine Property	-	99.67
Estate of Ysita	Non-controlling interest	0.33
Total	-	100.00

Avino Silver & Gold Mines Ltd.	4-3	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 4.2 Mineral Concessions – Avino Property

Concession Name	Concession No.	Location	Hectares (ha)	Date Acquired	Expiration Date	Cost (US$/ha)	Payment (US$)
Agrupamiento San Jose (Purisma Chica)	155597	Pánuco	136.708	30/09/1971	29/09/2021	124.74	17,052.91
Agrupamiento (San Jose)	164985	Pánuco	8.000	13/08/1979	12/8/2029	124.74	997.92
Agrupamiento San Jose (El Trompo)	184397	Pánuco	81.547	13/10/1989	12/10/2039	124.74	10,172.12
Agrupamiento San Jose (Gran Lucero)	189477	Pánuco	161.468	5/12/1990	4/12/2040	124.74	20,141.57
Agrupamiento San Jose (San Carlos)	117411	Pánuco	4.451	5/2/1961	16/12/2061	124.74	555.16
Agrupamiento San Jose (San Pedro Y San Pablo)	139615	Pánuco	12.000	22/06/1959	21/06/2061	124.74	1,496.88
Aguila Mexicana	215733	Pánuco	36.768	12/3/2004	29/06/2044	70.88	2,606.12
Ampliacion La Malinche	204177	Pánuco	6.010	18/12/1996	17/12/2046	124.74	749.72
Ampliacion San Gonzalo	191837	Pánuco	5.850	19/12/1991	18/12/2041	124.74	729.67
Avino Grande Ix	216005	Pánuco	19.558	2/4/2002	1/4/2052	70.88	1,386.24
Avino Grande Viii	215224	Pánuco	22.882	14/02/2002	13/02/2052	70.88	1,621.85
El Caracol	215732	Pánuco	102.382	12/3/2002	28/04/2044	70.88	7,256.84
El Potrerito	185328	Pánuco	9.000	14/12/1989	13/12/2039	124.74	1,122.66
Fernando	205401	Pánuco	72.129	29/08/1997	28/08/2047	124.74	8,997.33
La Estela	179658	Pánuco	14.000	11/12/1986	12/12/2036	124.74	1,746.36
La Malinche	203256	Pánuco	9.000	28/06/1996	27/06/2046	124.74	1,122.66
Los Angeles	154410	Pánuco	23.713	25/03/1971	24/03/2021	124.74	2,957.96
Negro Jose	218252	Pánuco	58.000	17/10/2002	16/10/2052	70.88	4,111.04
San Gonzalo	190748	Pánuco	12.000	29/04/1991	28/04/2041	124.74	1,496.88
San Martin De Porres	222909	Pánuco	30.000	15/09/2004	14/09/2054	70.88	2,126.40
Santa Ana	195678	Pánuco	136.182	14/09/1992	13/09/2042	124.74	16,987.38
Yolanda	191083	Pánuco	43.458	29/04/1991	28/04/2041	124.74	5,420.91
Total	-	-	1005.106	-	-	110.29	110,856.58

Avino Silver & Gold Mines Ltd.	4-4	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 4.3 Map of Avino Property Concessions

Source: after Tetra Tech (2013)

In May 1970, Avino Mines and Resources Ltd. signed a formal agreement with Selco Mining and Development (Selco), a division of Selection Trust Company. Due to other commitments, Selco abandoned its interest in the Project in 1973 (VSE 1979). On February 18, 2012, through its subsidiary company CMMA, Avino re-entered into an agreement (the Agreement) with Minerales, whereby Minerales has indirectly granted to Avino the exclusive mining and occupation rights to the La Platosa concession. The La Platosa concession covers 98.83 ha and hosts the Avino Vein and ET Zone.

Pursuant to the Agreement, Avino has the exclusive right to explore and mine the concession for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, Avino has paid to Minerales the sum of US$250,000, by the issuance of 135,189 common shares of Avino. Avino will have a period of 24 months for the development of mining facilities.

Avino Silver & Gold Mines Ltd.	4-5	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Avino has agreed to pay to Minerales a royalty equal to 3.5% of NSRs, at the commencement of commercial production from the concession. In addition, after the development period, if the minimum monthly processing rate of the mine facilities is less than 15,000 t, then Avino must pay to Minerales in any event a minimum royalty equal to the applicable NSR royalty based on processing at a minimum monthly rate of 15,000 t. In the event of a force majeure, Avino shall pay the minimum royalty as follows:

•	first quarter: payment of 100% of the minimum royalty

•	second quarter: payment of 75% of the minimum royalty

•	third quarter: payment of 50% of the minimum royalty

•	fourth quarter: payment of 25% of the minimum royalty

•	in the case of force majeure still in place after one-year of payments, payment shall recommence at a rate of 100% of the minimum royalty and shall continue being made as per the quarterly schedule.

Minerales has also granted to Avino the exclusive right to purchase a 100% interest in the concession at any time during the term of the Agreement (or any renewal thereof), upon payment of US$8 million within 15 days of Avino’s notice of election to acquire the Property. The purchase would be completed under a separate purchase agreement for the legal transfer of the concession. This agreement replaces all other previous agreements.

During the month of May of each year, Avino must file assessment work made on each concession for the immediately preceding calendar year. During the months of January and July of each year, Avino must pay in advance the mining taxes which are based on the surface of the concession and the number of years that have elapsed since it was issued.

Consistent with the mining regulations of Mexico, cadastral surveys have been carried out for all the listed mineral concessions as part of the field staking prior to recording (Slim 2005d). It is believed that all concessions are current and up to date. Mineral concessions in Mexico do not include surface rights. Avino has entered into agreements with communal land owners (Ejidos) of San José de Avino, for the temporary occupation and surface rights of the concessions.

A current title opinion dated February 1, 2018, has been prepared by Juan Manuel González Olguin of the Mexican law firm Bufete González Olguin S.C. (a copy of which is appended to this report [Appendix A]).

Avino Silver & Gold Mines Ltd.	4-6	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

5.0 ACCESSIBILITY, CLIMATE, INFRASTRUCTURE, LOCAL RESOURCES, AND PHYSIOGRAPHY

5.1 TOPOGRAPHY, ELEVATION AND VEGETATION

The average elevation of the Property is approximately 2,200 masl. Local relief is estimated to be roughly 100 m ranging from the bottom bench of the tailings to the top of the open pit.

Vegetation is sparse and consists of shrubs and grasses typical of the high desert.

5.2 ACCESSIBILITY AND LOCAL RESOURCES

The Property is easily accessible by road and the mine is an important employer of the local community from which skilled workers are available. Access is provided by Highway 40, a four-lane highway leading from Durango, past the airport and on to the city of Torreon in Coahuila. Successive turn-offs for the Property are at Francisco I Madero, Ignacio Zaragoza, and San José de Avino (Slim 2005d). The Avino mineral concessions are covered by a network of dirt roads, which provide easy transport access between all areas of interest on the Property and the mill at the main Avino Mine (Gunning 2009).

The nearest major city is Durango, with a population of approximately 465,000. Durango is a major mining centre in Mexico where experienced labour and services can be obtained. The two towns nearest the mine are Pánuco de Coronado and San José de Avino, where the majority of the employees lived while working at the mine when it was in operation. Pánuco de Coronado has a population of approximately 12,000, and San José de Avino is a small centre with a population of less than 1,000.

5.3 CLIMATE AND LENGTH OF OPERATING SEASON

The climate is temperate and semi-arid. In the region, the mean annual rainfall is 580.6 mm and the average annual temperature is 16.9°C. July and January average temperatures are 21.8°C and 11.3°C, respectively (www.worldclimate.com – Durango). The majority of the rainfall occurs between June and September. In the winter months, the temperature can drop below freezing and frost and even light snowfall can occur.

Exploration, development, and mining activities may take place throughout the year without any significant seasonal impact.

5.4 INFRASTRUCTURE

Infrastructure is disclosed in Section 18.0.

Avino Silver & Gold Mines Ltd.	5-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

6.0 HISTORY

6.1 AVINO MINE, 1555-1968

The Avino deposit was originally discovered around 1555 by the Spanish conquistador, Don Francisco de Ibarra. In 1562, Francisco de Ibarra, was appointed governor of the newly formed province of Nueva Vizcaya, in the Viceroyalty of Nueva España (New Spain) and, in 1563, founded the town of Durango. Francisco de Ibarra led several expeditions in search of silver deposits in the region and is recognized as having established Minas de Avino, present day Avino Mine; San Martín, Durango; and Pánuco, Sinaloa. Mining operations at the Avino Mine are said to have commenced in 1562-1563 and have been in production until the early 1900s. Operations at the Avino Mine continued up to the onset of the War of Independence (1810) when operations were interrupted but then restarted and continued through to the early 1900s.

In 1880, the mines were taken over by Avino Mines Ltd., a company controlled by American and British interests. The introduction of more modern industrial technology helped the Avino Mine develop into a significant mining operation at the beginning of the 20th century. By 1908, the Avino Mine was considered one of the largest open pit mines in the world and equipped with one of the largest lixification smelters (Gallegos 1960; VSE 1979; Slim 2005d).

During the early phases of the Mexican Revolution in 1910, proceeds from the mine supplied funds to the revolutionary forces. Since much of the fighting occurred in and around Durango and the risk posed by brigands hiding in the mountains was high, the mine was abandoned in 1912.

Between 1912 and 1968, the mine was worked intermittently on a small scale (Avino Annual Report 1980). There is no documentary record of production from the Avino Mine during this period.

The Property was acquired under current ownership in 1968.

6.1.1 AVINO VEIN SYSTEM DEPOSIT

The Avino Vein System was the mainstay of historic exploitation and is situated adjacent to the mine offices and processing plant. The upper portion of the deposit was extensively mined in an open pit and the lower portion is currently accessible via a ramp and has been extensively developed and mined from more than 6 km of horizontal drifts, with vertical spacings between 15 and 25 m. The Avino (ET Mine) workings extend to a maximum depth of 360 m vertically below the portal of the Avino ramp. An old vertical shaft, no longer used for hoisting, is used for ventilation and to supply water and power for development and mining. A vertical section of Avino Mine is shown in Figure 6.1 . The western historically mined portion of the Avino Vein system is referred to as the San Luis. In 2016-2017, the focus of exploration drilling was on the region between the ET Mine and San Luis. The eastern extension of the Avino Vein system is known as Chirumbo.

Avino Silver & Gold Mines Ltd.	6-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 6.1 Avino Mine: Vertical Section View Showing Development and Stoping

6.2 SAN GONZALO VEIN DEPOSIT

Shallow workings from an old mine are present in the San Gonzalo Vein, and consist of small underground workings which were originally accessed by a five-level vertical shaft.

Current access to the San Gonzalo Deposit is via a ramp that is being actively developed. All old working levels have been dewatered. The deposit has been explored and exploited by more than 4 km of horizontal drifts with upper levels at 40 m vertical spacing and lower levels at 25 m vertical spacing. A vertical section of the San Gonzalo Mine is shown in Figure 6.2 .

6.3 GUADALUPE VEIN DEPOSIT

The Guadalupe Vein (see Figure 7.1) extends between the Avino Vein and the San Gonzalo Vein and is a current exploration target.

6.4 SAN JUVENTINO VEIN DEPOSIT

The San Juventino Vein (see Figure 7.1) is adjacent to the eastern end of the Avino Vein and is a current exploration target.

Avino Silver & Gold Mines Ltd.	6-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 6.2 San Gonzalo Mine: Vertical Section View Showing Development and Stoping

Avino Silver & Gold Mines Ltd.	6-3	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

7.0 GEOLOGICAL SETTING AND MINERALIZATION

7.1 REGIONAL GEOLOGY

The Property is located within the Sierra de Gamon, on the east flank of the Sierra Madre Occidental. The area is a geological window into the Lower Volcanic series and consists mainly of volcanic flows, sills, and tuffaceous layers of andesite, rhyolite, and trachyte. Individual rock units typically vary from 300 to 800 m in thickness. Andesitic rocks outcrop over most of the region with other rock types occurring more sparsely to the north (Slim 2005d).

A large monzonitic intrusion is observed in the region in the form of dykes and small stocks, which appear to be linked to the onset of the Avino Vein mineralization. Other post-mineralization dykes of intermediate to felsic composition crop out in various areas and appear to cause minor structural displacements. Occurrences of thin mafic sills are also found in various parts of the region and are believed to be related to recent volcanism.

Higher areas of the Sierra Madre Occidental surrounding the mine are composed of rhyolites and ignimbrites of the Upper Volcanic Series, with thicknesses approaching 1,500 m.

The Laramide orogenic event is believed to have affected the Avino district. Later extrusive and intrusive igneous events appear to have caused the formation of various systems of pre-mineralization faulting. These fault systems usually produced normal displacement of the pre-existing rocks, and generally strike northwest-southeast (subparallel to the Avino Vein System). Additional normal fault systems are also observed in the region, striking northeast-southwest and dipping towards the south (subparallel to the San Gonzalo Vein System).

The rugged topography is a result of erosion of the post-mineralization faulted blocks. One of the most significant regional features of the district is the Avino Fault which strikes northwest 20° southeast, dips southeast and which appears to terminate the Avino Vein mineralization, juxtaposing the Upper and Lower Volcanic series (Figure 7.1).

Avino Silver & Gold Mines Ltd.	7-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 7.1 General Map of Property Geology

7.2 PROPERTY GEOLOGY AND MINERALIZATION

The Avino concession is located within a 12 km (north-south) by 8.5 km (east-west) caldera. The Property contains numerous low-sulphidation epithermal veins, breccias, stockwork, and silicified zones that grade into a “near porphyry” environment, particularly in the Avino Mine area. The caldera has been uplifted by regional north-trending block faulting (a graben structure), exposing a window of andesitic pyroclastic rocks of the lower volcanic sequence within the caldera. The Lower Volcanic Sequence is overlain by the Upper Volcanic Sequence, consisting of rhyolite to trachyte flows and extensive ignimbrites and intruded by monzonite bodies.

The basal andesite-bearing conglomerate and underlying Paleozoic basement sedimentary rocks (consisting of shales, sandstones and conglomerates) have been identified on the Avino concession in the south-central portion of the caldera, covering the Guadalupe, Santiago, San Jorge, the San Gonzalo Trend, Malinche, Porterito and Yolanda areas. A northerly trending felsic dyke, possibly a feeder to the upper volcanic sequence, transects the Property and many of the veins. The Aguila Mexicana low temperature vein system, trends north-northwest at a similar orientation to the felsic dyke and with similar continuity across the Property. The two structures have been interpreted to occur along deep crustal faults that controlled volcanism and mineralization, with the felsic dyke structure controlling the emplacement of the Avino, Nuestra Senora and El Fuerte-Potosina volcanic centres and the Aguila Mexicana structure controlling the Cerro San Jose and El Fuerte-Potosina volcanic centres (Paulter 2006).

Avino Silver & Gold Mines Ltd.	7-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Silver- and gold-bearing veins cross-cut the various lithologies and are generally oriented north northwest-south southeast and northwest-southeast (Figure 7.1). The rocks have been weathered and leached in the upper sections, as a result of contact with atmospheric waters; the oxide tailings material (Section 7.2.3) is primarily from this source, whereas the sulphide tailings are predominantly from material sourced at depth, below the leached zone. In Mexico, these types of deposits can have large lateral extents, but can be limited in the vertical continuity of grades.

In the oxide zone, mineralization is primarily hosted by the minerals argentite, bromargyrite, chalcopyrite, chalcocite, galena, sphalerite, bornite, native silver, gold, and native copper. Other minerals present in mineralized areas, but not hosting the metals of interest, include hematite, chlorite, quartz, barite, pyrite, arsenopyrite and pyrrhotite. Malachite, anglesite and limonite are common in the quartz zones of the weathered parts of the oxide material.

7.2.1 AVINO VEIN

Geology and mineralization of the Avino Vein are summarized from Slim (2005d).

The Avino Vein is 1.6 km long and 60 m wide on the surface. The Avino Vein is the most striking and important example of the epithermal mineralization of the district whose structures are normally weathered and leached in their upper section as a result of contact with atmospheric waters producing a band of oxide minerals and zones of supergene enrichment to a depth of about 70 m.

In the oxide portion of the Avino Vein, the common minerals encountered include hematite, limonite, anglesite and copper carbonate in white or green, somewhat chloritized, quartz zones. The common primary and secondary minerals encountered are argentite, bromargyrite, chalcopyrite, chalcocite, galena sphalerite, bornite, native silver, free gold, and native copper. Other minerals present in mineralized areas include quartz, pyrite, chlorite, barite, arsenopyrite, pyrrhotite and specularite.

Higher silver values are reported to decrease overall with depth, except at vein intersections and vein inflections, where higher values persist to depth. The same can be said for gold, although the higher values start just below the onset of silver mineralization, at or near the surface. In contrast, higher copper values coincide with vein intersections and may increase with depth. Sporadic, localized copper enrichment occurs toward the footwall contact and may represent a different phase of fluid emplacement. Despite the overall decrease in precious metal grade with depth, local increases in metal grades are apparent in the mine sampling and exploration drilling, possible reflecting changes in boiling level with pressure variations in the epithermal system.

The Avino Vein has been followed longitudinally for more than 1,300 m and vertically for more than 600 m. It strikes north 66° east with an east-west splay, and dips to the south and southeast at 60° to 70°. Steeply dipping, high grade zones within the vein and stock-work zones are frequently found in the upper part of the vein, as well as at its intersections with a number of lateral veins. An example of a higher-grade area of mineralization encountered with major lateral vein intersecting the Avino was the El Hundido, which exceeded 40 m in thickness. In the lower areas of the vein and mine, mineralized cross-veins, branch-veins, and stockwork zones have been found in the footwall at San Luis and at El Hundido, and are assumed to persist with depth.

Avino Silver & Gold Mines Ltd.	7-3	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

The hanging wall of the Avino Vein is andesite, while the footwall is a monzonite intrusive with andesite sections. A post-mineralization fault parallel with the vein occurs in the hanging wall at a distance of several metres in the area of San Luis, while in the central part of El Hundido, this fault is located at the contact with the vein over a distance of about 300 m, up to the area of Santa Elena and San Antonio. From that point, and proceeding toward the El Chirumbo Mine, this fault cuts the vein between the face at San Carlos and the exposure at the underground ramp. The fault then enters the footwall where it remains until a point about 30 m east of the west face of the Chirumbo area, producing a downward displacement of the vein of between 50 to 100 m.

At Chirumbo, the fault largely replaces the vein due to strong leaching by post-mineralization circulating of water in the gouge. On the east face at Chirumbo, the fault again enters the hanging wall; in this zone the vein is composed of branches and stockwork and to the east of this point the fault crosses the vein numerous times.

The deposit is epithermal and made up of veins and dependent stockwork structures, mainly in the hanging wall and often associated with vein intersections. Four vein systems have been described which, in decreasing order of importance, are:

•	system striking east-west, dipping south at 60° to 70°, including the Avino Vein and its possible extension in the Cerro de San Jose

•	system striking north 60° to 70° west, dipping 60° to 80° southwest, comprising the following important veins: El Trompo, San Juventino, San Jorge, Platosa, Los Reyes, Potosina, El Fuerte, and Conejo

•	system striking north 20° to 30° west, dipping between 60° to 80° to either the southwest or northeast, comprising the following significant veins: San Gonzalo, Aguila Mexicana, and La Calcita, as well as the Stockwork La Potosina, and the Stockwork El Fuerte

•	systems striking north 60° to 80° east, dipping 60° to 80° southeast, comprising the following veins: Santiago, Retana, Nuestra Senora, and San Pedro and San Pablo.

Alteration has been reported in three main types:

•	Propylitic alteration is most common in andesite, giving the andesite a greenish tint.

•	Argillaceous alteration appears mainly in the upper parts of the veins and manifests itself as a whitening of the country rock due to alunite and montmorillonite clays.

•	Silicification, chloritization, and pyritization alteration is observed in the hanging wall and footwall, and is more prominent closer to the vein.

Avino Silver & Gold Mines Ltd.	7-4	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

7.2.2 SAN GONZALO VEIN

The San Gonzalo Vein is located approximately 1.4 km northeast of the eastern modelled extent of the Avino Vein. The San Gonzalo Vein system constitutes a strongly developed vein system over 25 m wide, trending 300° to 325°/80° northeast to 77° south. It is characterized by banded textures and open-space filling. The main vein has an average width of 2 m, but the silica-pyrite or iron oxide-sericite alteration with additional stock working extends across 300 m, south of the main San Gonzalo Vein to the Los Angeles Vein.

The San Gonzalo is a typical narrow vein precious metal deposit with some erratic values and extends approximately 2 km to the northwest to the Santa Ana-Malinche area (Gunning 2009).

The Cerro San Jose-La Estella-San Gonzalo Cerro San Jose represents a distinct hydrothermal centre with similar characteristics to the Avino system which include the following (Paulter 2006):

•	occur on a topographic high

•	strong to intense silicification and brecciation

•	easterly trending stockwork system similar to the trend of the Avino Vein

•	similar temperatures of formation to Avino

•	presence of an intersecting northwesterly trending vein system (la Estella at San Jose and San Juventino at Avino)

•	emplacement along a northerly trending, deep crustal fault zone (defined by the Aguila Mexicana Vein at Cerro San Jose and the felsic dyke at Avino).

7.2.3 OXIDE AND SULPHIDE TAILINGS

The Avino tailings dam is located approximately 500 m west-southwest of the main shaft to the old underground workings and 2.5 km southwest of the San Gonzalo Vein. An orthogonal view of the oxide tailings deposit, looking northwards and with the drillholes indicated, is shown in Figure 7.2.

Avino Silver & Gold Mines Ltd.	7-5	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 7.2 Orthogonal View of the Oxide Tailings Deposit and Drillholes

Within the tailings dam, there are three distinct benches:

•	lower oxide bench

•	middle oxide bench

•	upper bench or sulphide bench.

Due to the historical processing sequence, the oxide tailings are primarily derived from weathered and oxidized rocks close to the surface on the Property, whereas the sulphide tailings are predominantly derived from material sourced at depth from the underground workings, below the weathered/leached zone.

The oxide tailings (both the middle and lower benches) have been analyzed in greater details than the sulphide tailings, and are included in the current mineral resource for the oxide tailings. The sulphide tailings, in the absence of any definitive sampling data penetrating the depth of the pile, are an exploration target (Section 14.15).

Avino Silver & Gold Mines Ltd.	7-6	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

8.0 DEPOSIT TYPES

Regionally, the Property is situated within a 12 km by 8.5 km caldera that hosts numerous low- to intermediate-sulphidation silver-gold epithermal veins, breccias, stockwork and silicified zones, grading into a “near porphyry” environment in the Avino Mine area.

The historic mining on the Property was on the Avino Vein, a silver-gold-copper rich epithermal vein. The San Gonzalo Vein, however, has a much lower copper content than the Avino Vein and is more equivalent to other silver-lead-zinc deposits of the Sierra Madres.

Low-sulphidation vein systems are commonly characterized by low concentrations of sulphide minerals, alteration mineralogy dominated by quartz-adularia-sericite, and a lack of extensive wall-rock alteration. Conversely, high-sulphidation vein systems are commonly characterized by sulphur saturation leading to the presence of native sulphur and sulphide minerals, quartz-alunite alteration, and extensive wall-rock alteration. The Mexican silver deposits are usually within the intermediate sulphidation range, rather than either of the end member classifications.

In Mexico, and particularly within the Mexican Silver Belt, these types of deposits can have large lateral extents, but may be limited vertically. There are many silver-gold mines in Mexico, some of which form large mining districts, and others that exploit multiple veins over limited vertical horizons that are sometimes only 100 m in depth (Gunning 2009).

On the Property, the oxide tailings have been predominantly sourced from earlier open pit operations and the sulphide tailings have been predominantly sourced from later underground workings. Exposure to surface weathering and historic process activities has homogenised the oxide tailings material to produce a deposit with little or no sulphides.

Avino Silver & Gold Mines Ltd.	8-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

9.0 EXPLORATION

9.1 EARLY EXPLORATION (PRIOR TO MINE CLOSURE), 1968 TO 2001

Exploration on the Property has been ongoing since before production commenced, and the majority of the recorded work has been focused on the main Avino Vein and surrounding area. The following is a summary of significant exploration work conducted either by Avino, or on behalf of Avino, until the mine closed in 2001.

Pre-production exploration was carried out by CMMA and others, and covered 2,500 m of drifting and cross-cuts, as well as 8,000 m of surface and underground diamond drilling. Extensive rehabilitation was completed involving Selco, including connecting three of the old—possibly pre-1900—underground mine workings.

In 1970, a contract was signed with Selco, who spent more than US$1 million in exploration and feasibility studies before returning the Property back to CMMA in 1972, reportedly because of low metal prices. The majority of the documentation examined covered feasibility work and was related to investigations of old underground workings that were likely developed in the late 1800s. A contract was signed in October 1973 with S.G.L. Ltd. and Sheridan Geophysics Ltd., under which a new 500 t/d plant was completed in May 1974.

Since 1992 exploration in/for the mine has been limited to traditional underground mine development with associated sampling and planning for production feed. In the late 1990s it appears that development was not kept up as company monthly reports showed decreasing historical reserve allocations for production and mill feed.

The only recorded property exploration, apart from limited prospecting, is documented in the 1993 report by Servicios Administratos Luismin, SA de CV, the engineering branch of Cía Minera de San Luis Exploration. The study reported on detailed analysis and sampling of the then known showings on the Property with the emphasis on the Avino Vein and Potosina/El Fuerte area. The extensive underground sampling program carried out by Luismin provided later direction for underground mining. The report made recommendations for follow-up for drilling and underground development for the main Avino Vein, as well as trenching and drilling recommendations for the Potosina/El Fuerte area. It is believed that these recommendations were never implemented for the prospective areas. Additionally, the report included a property-scale geological mapping and lithogeochemical sampling program which was contoured and coloured for gold, silver, copper, lead, zinc, arsenic, antimony and mercury.

Avino Silver & Gold Mines Ltd.	9-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Other notable observations from the study include the following:

•	All mineralization, except for Nuestra Senora and Potosina/El Fuerte radiate outwards in a west to north-west direction from the Cerro San Jose. The Cerro San Jose is a silicified and partly hornfelsed body of volcanic rock probably overlying an intrusive stock, which could have been the source of most mineralization on the Property.

•	Mineralization in all radiating structures is described as being strongest 2 to 3 km from Cerro San Jose. This resembles many of the gold deposits in Nevada where the source of mineralization is a near surface acid-intrusive but with mineralized bodies lying 1 to 5 km away along high angle faults.

•	The two strongest and widest structures appear to be the Avino and Aguila Mexicana veins.

•	The Avino Vein has three main mineralized zones—San Luis, ET (La Gloria/Hundido) and Chirumbo areas—which rake to the west and are open at depth.

•	The existence of other mineralization cutting the Cerro San Jose mineralization in the Nuestra Senora and Potosina/El Fuerta areas could offer the potential for bulk mineable stockwork zones.

Assay values from outcrop sampling of surface-mapped veins towards the San Jose hill ranged from lows of 2 g/t silver and trace gold over true thicknesses from 0.1 to 2.3 m up to a high of 755 g/t silver with a corresponding 1.5 g/t gold over a thickness of 0.45 m.

No systematic sampling, trenching or drilling of either the outcrops or the veins is known to have occurred during the program undertaken in 1993.

9.2 RECENT EXPLORATION, 2001 TO PRESENT

Since mine closure in 2001, Avino has intermittently conducted exploration work on the Property, with the intention of expanding and better defining known areas of mineralization. Historic near-to-surface mining activities are being relied upon for guidance, and modern techniques are being employed to integrate, manage and interpret results. Included in the list of exploration activities is an induced polarization (IP) geophysical survey, 1,500 soil samples, satellite imagery, mapping, trenching, tailings investigations, bulk sampling, and underground channel sampling.

9.2.1 TAILINGS INVESTIGATIONS (OXIDES), 2003 AND 2004

Two specific mineralogical assessments were conducted in 2003 and 2004 on samples from the tailings on the Property. The purpose of the program was to provide data for independent investigation of the 1990 drilling results on the oxide tailings (discussed in Section 10.0) in terms of verifying assay grades and volumes, as well to examine the metallurgical characteristics of the material. The results and implications of these findings are discussed further in Section 13.0.

Avino Silver & Gold Mines Ltd.	9-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

The following information regarding the 2004 sampling is summarized from Slim (2005d).

The 2004 tailings field-work was under the direction of MineStart and excavation of the sample pits was under contract to Desarrollos Rod Construcciones of Durango. Given the hydraulic deposition of the tailings, four important factors required examination: anomaly characteristics of the samples and total population, assay comparison by fence, examination of downstream decrease in assays and factors arising from the downstream construction.

Comparison of the 2004 assays with those from 1990 show consistency in assay values and provide confidence in the 1990 sampling and assaying program.

The preliminary investigations in 2003 showed the need for a sampling of the oxide tailings to validate the assay results of the 1990 drilling and to carry out metallurgical characterization, the latter requiring large samples.

The sampling exercise carried out in 2004, using shallow (4 m deep) backhoe trenches and hand-dug pits, represented a local corroboration of the previous sampling but could not be considered to constitute a representative random sampling of the oxide tailings.

The trench sampling material (Z-series) from the 1993 campaign was also considered to be non-representative.

9.2.2 TAILINGS SAMPLING (SULPHIDES), 2005

Some sampling was carried out in 2005 by means of hand-dug pits on the “upper bench” of sulphide tailings. The silver and gold values generally ranged from 40.0 to 100.0 g/t and 0.3 to 0.6 g/t, respectively. While these values give a general idea of the potential grade of the sulphide tailings, they have not been verified to be representative of the sulphide tailings, even at a local scale.

9.2.3 BULK SAMPLE PROGRAM OF SAN GONZALO VEIN, 2011

Avino completed a 10,000 t bulk sample program at the San Gonzalo deposit following a comprehensive review of the data and discussions with Tetra Tech. The bulk sample feed grade was 261 g/t silver and 0.9 g/t gold. Silver and gold recoveries were stated to be 76% and 59%, respectively, and 232 dry tonnes of flotation concentrate were produced.

9.2.4 UNDERGROUND CHANNEL SAMPLING OF SAN GONZALO AND AVINO VEINS, 2010 TO PRESENT

Underground channel sampling began in 2010 and has continued to the present at ET Mine (Avino Vein System) and San Gonzalo Mine. Channel sampling generated since 2010 data are summarized in

Avino Silver & Gold Mines Ltd.	9-3	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 9.1 Summary Underground Channel Sampling by Level for the Avino (ET) Underground Mines

Level	Elevation (m)	Number of Channels	Total Sampled (m)	Average Channel Length (m)	Ag (g/t)	Au (g/t)	Cu (%)
6.5	2,271.0	97	373.6	3.9	113.01	0.98	0.51
7	2,241.8	195	1,197.6	6.1	72.50	0.42	0.44
7.5	2,212.8	33	230.5	7.0	66.15	0.49	0.50
8	2,199.1	79	486.3	6.2	141.32	1.14	0.22
8.5	2,171.9	87	576.9	6.6	123.19	1.37	0.48
9	2,147.1	178	1,343.8	7.5	121.65	1.52	0.57
9.5	2,128.0	84	768.2	9.1	122.42	2.26	0.76
10	2,115.0	399	2,905.9	7.3	72.12	0.60	0.49
10.5	2,101.0	207	1,468.0	7.1	106.90	0.77	0.65
11	2,083.0	127	1,214.7	9.6	87.57	0.48	0.73
11.5	2,067.2	171	1,289.9	7.5	89.65	0.44	0.63
12	2,051.0	133	1,092.0	8.2	94.87	0.41	0.76
12.5	2,034.3	173	1,356.5	7.8	84.94	0.51	0.69
13	2,016.1	106	645.8	6.1	61.64	0.24	0.63
13.5	1,995.5	75	386.3	5.2	57.01	0.24	0.51
14	1,975.0	107	578.0	5.4	54.56	0.13	0.52
14.5	1,954.3	419	2,622.4	6.3	54.18	0.38	0.56
15	1,932.5	390	2,341.1	6.0	63.98	0.48	0.58
15.5	1,910.0	379	2,182.4	5.8	59.15	0.41	0.57
16	1,886.5	63	433.6	6.9	49.69	0.28	0.51

Table 9.2 Summary of Underground Channel Sampling by Level for the San Gonzalo Mine

Level	Elevation (m)	Number of Channels	Total Sampled (m)	Average Channel Length (m)	Ag (g/t)	Au (g/t)	Cu (%)
1	2,311.9	114	272.8	2.4	157.65	0.43	-
2	2,265.3	314	840.6	2.7	115.75	0.40	-
3	2,218.3	378	1,046.1	2.8	119.92	0.41	-
4	2,180.0	685	1,814.2	2.6	241.59	1.15	-
5	2,138.5	740	2,031.9	2.7	285.70	1.57	-
6	2,091.8	603	1,667.8	2.8	186.70	1.14	-
6.5	2,064.4	243	682.4	2.8	177.17	0.86	-
7	2,046.9	190	517.4	2.7	111.50	0.71	-
7.5	2,020.0	114	295.6	2.6	179.90	1.01	-

Avino Silver & Gold Mines Ltd.	9-4	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

9.2.5 UNDERGROUND CHANNEL SAMPLING OF SAN GONZALO AND ANGELICA VEINS, 2010-PRESENT

Underground channel sampling began in 2010 and has continued to the present. Channel sampling between 2010 and 2012 was summarized in Tetra Tech (2013). Results of underground sampling since 2013 are summarized in Table 9.2.

Figure 9.1 and Figure 9.2 show the location of all channels, colour coded by grade, included in the current resource estimate (Section 14.2), within and adjacent to the Avino and San Gonzalo Vein systems respectively. Drillholes are also shown for orientation.

Figure 9.1 Channel and Drillhole Samples, Colour Coded by Silver Grade, within the Avino System

Figure 9.2 Channel Samples, Colour Coded by Silver Grade, within the San Gonzalo Vein System

Avino Silver & Gold Mines Ltd.	9-5	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

10.0 DRILLING

Drilling activities performed by Avino since acquisition of the Property are summarized in the following sections. Drillhole assay results have been previously reported (except ET-12-07 to ET-12-09; Appendix A) by Gunning (2009), Tetra Tech (2012) and Tetra tech (2013) and are not disclosed here.

10.1 EARLY DRILLING (PRIOR TO MINE CLOSURE), 1968 TO 2001

10.1.1 AVINO VEIN

Between 1968 and 2001, at least 25 diamond drillholes, ranging in length from 132.20 to 575.20 m, are reported to have been drilled from surface into the Avino Vein. Included in this total are 10 holes that were drilled by Selco in 1970 when they were re-habilitating some of the old underground workings to provide access for sampling (Slim 2005d). No further information on these drillholes was available to ARANZ Geo and they are not included in the resource estimate for the Avino Vein.

10.1.2 OXIDE TAILINGS, 1990 TO 1991

Between November 10 and December 5, 1990 and March 8 and May 30, 1991, Avino completed six trenches and 28 vertical drillholes in the tailings (Table 10.1) along 7 fences at a spacing of roughly 50 m by50 m (Figure 10.1) (Benitez Sanchez 1991). Drilling was completed transversely to the drainage pattern of the tailings. Cut at 1 m vertical increments, 461 samples were assayed for silver and gold at the mine assay lab and occasional moisture contents were reported. Assay results from these drillholes have been previously reported (Tetra Tech 2012). Although the Z-series trenches are included in Table 10.1 and Figure 10.1, they are not included in the oxide tailings resource estimate (Section 14.3) as they are not considered representative of the tailings at a local scale (see Section 9.2.1). During 2015 and 2016 further drilling was carried out on the oxide tailings.

10.2 RECENT DRILLING (POST-MINE CLOSURE), 2001 TO PRESENT

A total of 37 drillholes have been completed on the Avino Vein system and 101 holes 21,253 m San Gonzalo Vein system, totalling almost 34,100 m. Additional exploration holes have been drilled elsewhere on the Property, but those drilling results are not considered material. Most holes were surveyed downhole using a Tropari single-shot magnetic instrument.

Avino Silver & Gold Mines Ltd.	10-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

10.2.1 AVINO VEIN

Since 2016, 5,510 m (34 holes see Figure 10.1) were drilled in an infill program in the San Luis/Avino Vein system. In 2017, 1,478 m (7 holes, see Figure 10.1) were drilled in the Chirumbo section (eastern extension) of the Avino Vein. A total of 20,967 m (85 holes, see Table 10.1) of documented drilling has been used for Mineral Resource estimation on the Avino Vein system.

10.2.2 SAN GONZALO VEIN

A total of 22, 617 m (110 holes, see Table 10.4 of documented drilling has been used for Mineral Resource estimation on the San Gonzalo vein system.

Figure 10.1 Drillholes Completed from 2016 to 2017 on the Avino-San Luis Infill and Chirumbo, Guadalupe and San Juventino Areas

10.2.3 SAN JUVENTINO AND GUADALUPE VEINS

During 2016 and 2017, exploration drilling was carried out on the San Juventino and Guadalupe veins (see Figure 10.2 and Table 10.5). These veins are strategically positioned next close to and between the ET and San Gonzalo mining operations. A total of 936 m (6 holes) of documented drilling has been drilled on the Guadalupe Vein. A total of 846 m (5 holes) of documented drilling has been drilled on the San Juventino Vein.

Avino Silver & Gold Mines Ltd.	10-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 10.2 Location of Drillholes Completed from 2016 to 2017 on Drillholes Completed from 2016 to 2017 on the Guadalupe and San Juventino Veins

Table 10.1 Drillholes Completed from 2007 to 2016 on the San Gonzalo Vein

Hole ID	Azimuth (°)	Dip (°)	Easting (m)	Northing (m)	Elevation (m)	Depth (m)
SG-07-01	43	60	571713	2713982	2,297	386.8
SG-07-02	38	48	571714	2713983	2,297	323.7
SG-07-03	74	43	571714	2713981	2,297	315.0
SG-07-04	53	49	571651	2714059	2,276	312.7
SG-07-05	59	69	571650	2714058	2,276	137.0
SG-07-06	55	58	571650	2714058	2,276	387.2
SG-07-07	44	44	571578	2714117	2,281	281.6
SG-07-08	43	55	571578	2714116	2,281	383.7
SG-07-09	38	45	571677	2714137	2,277	106.6
SG-07-10	53	58	571677	2714136	2,277	162.9
SG-07-11	15	49	571676	2714135	2,277	158.6
SG-07-12	89	53	571678	2714133	2,277	175.5
SG-07-13	55	49	571770	2713993	2,315	160.6
SG-07-14	54	53	571716	2713972	2,297	295.2
SG-07-15	218	49	571689	2714268	2,296	96.2
SG-07-16	219	54	571552	2714354	2,285	99.9
SG-07-17	252	55	571428	2714421	2,268	69.8
SG-07-18	218	65	571765	2714318	2,293	238.1
table continues…

Avino Silver & Gold Mines Ltd.	10-3	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Hole ID	Azimuth (°)	Dip (°)	Easting (m)	Northing (m)	Elevation (m)	Depth (m)

SG-07-19	257	66	571763	2714320	2,293	344.9
SG-07-20	215	67	571650	2714345	2,281	247.4
SG-07-21	38	53	571713	2713979	2,297	295.0
SG-07-22	218	54	572007	2714128	2,343	232.5
SG-07-23	216	70	572007	2714128	2,343	303.5
SG-07-24	217	53	571969	2714077	2,351	124.4
SG-07-25	216	65	571969	2714078	2,351	190.5
SG-07-26	216	69	572033	2714172	2,337	395.4
SG-07-27	218	55	572078	2714077	2,345	237.8
SG-07-28	218	74	572078	2714078	2,345	319.5
SG-07-29	221	43	572033	2714010	2,356	103.6
SG-07-30	221	64	572034	2714010	2,356	158.4
SG-07-31	218	43	571954	2714056	2,352	104.8
SG-07-32	223	70	572122	2714135	2,330	408.0
SG-07-33	211	43	572069	2714009	2,353	130.6
SG-07-34	210	58	572069	2714010	2,353	183.1
SG-07-35	211	68	572069	2714010	2,353	272.2
SG-07-36	215	41	572050	2713959	2,358	102.2
SG-07-37	219	53	572115	2713975	2,351	154.4
SG-07-38	221	67	572115	2713975	2,351	214.2
SG-07-39	220	73	572120	2713898	2,353	128.1
SG-07-40	220	74	571899	2714211	2,321	516.1
SG-08-01	35	51	571776	2713974	2,314	210.1
SG-08-02	215	57	571964	2714167	2,335	269.1
SG-08-03	215	70	571964	2714168	2,335	332.0
SG-08-04	215	63	572029	2714121	2,343	270.0
SG-08-05	35	55	571701	2713893	2,285	475.3
SG-08-06	48	64	571679	2714137	2,277	226.4
SG-11-01	215	59	571981	2714009	2,357	101.0
SG-11-02	215	63	571995	2714030	2,355	141.2
SG-11-03	215	44	572020	2713994	2,357	98.5
SG-11-04	212	54	571969	2714079	2,351	176.5
SG-11-05	40	43	571892	2713832	2,317	151.4
SG-11-06	189	44	571732	2714379	2,274	122.3
SG-11-07	30	68	572030	2713946	2,358	74.0
SG-11-08	37	67	572043	2713888	2,360	125.4
SG-11-09	181	48	571585	2714366	2,278	71.1
SG-11-10	201	61	571240	2714538	2,235	78.4
SG-11-11	201	61	571329	2714397	2,274	92.0
SG-11-12	218	71	571811	2714288	2,305	312.2
SG-11-13	218	71	571847	2714258	2,310	345.4
SG-11-14	209	61	571939	2714214	2,326	330.5
table continues…

Avino Silver & Gold Mines Ltd.	10-4	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Hole ID	Azimuth (°)	Dip (°)	Easting (m)	Northing (m)	Elevation (m)	Depth (m)

SG-11-15	211	68	572030	2714172	2,337	363.5
SG-11-16	209	62	572092	2714173	2,331	334.3
SG-11-17	210	70	571836	2714336	2,306	383.1
SG-11-18	218	71	571765	2714321	2,293	318.2
SG-14-01	287	54	571858	2714156	2,086	156.6
SG-14-02	258	60	571858	2714155	2,086	120.1
SG-14-03	160	71	571861	2714153	2,086	173.0
SG-14-04	199	70	571688	2714270	2,296	120.0
SG-14-05	219	70	572157	2714044	2,330	346.8
SG-14-06	207	79	572158	2714044	2,331	411.0
SG-14-07	210	27	572284	2714059	2,297	248.3
SG-14-08	209	58	572285	2714061	2,298	336.0
SG-14-09	208	68	572285	2714061	2,297	401.8
SG-14-10	213	50	572293	2713911	2,300	235.3
SG-14-11	37	-2	571865	2714159	2,087	224.2
SG-14-12	286	52	571896	2714157	2,044	185.0
SG-14-13	209	62	571898	2714156	2,043	213.4
SG-14-14	208	33	572294	2713912	2,300	192.2
SG-14-15	210	72	572294	2713912	2,300	257.4
SG-15-01	237	40	571874	2714128	2,043	75.2
SG-15-02	187	42	571875	2714128	2,043	81.7
SG-15-03	148	30	571878	2714126	2,043	75.8
SG-15-04	280	43	571873	2714130	2,043	98.8
SG-15-05	163	52	571878	2714127	2,043	58.0
SG-15-06	242	73	571876	2714129	2,043	106.4
SG-15-07	258	0	572234	2713841	2,139	44.0
SG-15-08	13	0	572255	2713906	2,138	16.2
SG-15-09	215	36	572255	2713894	2,138	99.6
SG-15-10	260	32	572252	2713896	2,137	90.5
SG-15-11	204	71	571672	2714298	2,292	150.0
SG-15-12	192	83	571672	2714298	2,291	200.8
SG-15-13	240	0	572288	2713887	2,138	74.5
SG-15-14	216	58	571652	2714345	2,280	145.8
SG-15-15	216	76	571652	2714346	2,280	195.7
SG-15-16	90	0	572288	2713888	2,138	100.8
SG-15-17	226	68	571593	2714352	2,282	145.3
SG-15-18	215	30	572479	2713867	2,284	209.8
SG-15-19	214	52	572480	2713868	2,283	290.9
SG-15-20	210	52	572586	2713740	2,309	218.8
SG-15-21	212	20	572584	2713739	2,309	145.6
SG-15-22	218	71	572570	2713772	2,303	350.0
SG-15-23	213	59	572702	2713747	2,284	251.8
table continues…

Avino Silver & Gold Mines Ltd.	10-5	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Hole ID	Azimuth (°)	Dip (°)	Easting (m)	Northing (m)	Elevation (m)	Depth (m)

SG-15-24	215	28	572700	2713745	2,284	187.7
SG-16-01	250	68	571428	2714421	2,268	147.7
SG-16-02	250	77	571428	2714421	2,268	167.8
SG-16-03	208	51	571339	2714462	2,256	74.8
SG-16-04	193	79	571340	2714463	2,256	111.0
SG-16-05	190	75	571347	2714495	2,248	159.6
SG-16-06	215	69	571300	2714500	2,245	171.7
SG-16-07	215	54	571299	2714499	2,245	89.5

Note: Datum NAD27 Mexico

Table 10.2 Drillholes Completed from 2001 to 2017 at ET Mine (includes San Luis, Avino vein and Chirumbo

Hole ID	Azimuth (°)	Dip (°)	Easting (m)	Northing (m)	Elevation (m)	Depth (m)
BDD-5-1	329	0	570712	2712933	2,242	53.3
BDVD1	38	55	570374	2712575	2,248	100.1
CH-06-03	331	51	571013	2712796	2,208	454.3
DDH-1-1950	340	45	570481	2712348	2,193	433.1
DDH-1-2200	359	45	570025	2712487	2,232	151.1
DDH-2-2075	340	45	570296	2712488	2,221	287.1
DDH-2-2200	0	50	570155	2712550	2,252	178.8
DDH-3-2200	0	50	570286	2712594	2,258	175.1
DDH-4-1950	340	70	570302	2712480	2,220	331.7
DDH-8-2200	0	45	569961	2712489	2,232	162.0
ET-06-01	337	55	570271	2712262	2,187	431.2
ET-06-02	340	50	570337	2712309	2,190	416.7
ET-06-03	339	48	570457	2712361	2,194	421.2
ET-06-04	340	50	570501	2712468	2,215	444.1
ET-07-01	1	70	570176	2712453	2,222	298.6
ET-07-02	358	75	570206	2712467	2,224	311.9
ET-07-03	336	71	570344	2712498	2,226	349.5
ET-07-04	331	56	570440	2712511	2,226	318.7
ET-07-05	333	66	570440	2712510	2,226	351.5
ET-07-06	336	55	570520	2712524	2,225	320.1
ET-07-07	330	57	570585	2712569	2,230	304.9
ET-07-08	346	69	570584	2712569	2,231	399.7
ET-07-09	336	62	570629	2712604	2,235	328.6
ET-07-10	338	62	570645	2712650	2,245	308.7
ET-07-11	337	69	570682	2712654	2,241	329.8
ET-07-12	337	48	570735	2712654	2,234	284.7
ET-08-01	329	45	570807	2712712	2,236	221.5
ET-08-02	330	55	570341	2712549	2,244	234.5
table continues…

Avino Silver & Gold Mines Ltd.	10-6	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Hole ID	Azimuth (°)	Dip (°)	Easting (m)	Northing (m)	Elevation (m)	Depth (m)

ET-08-03	330	65	570341	2712549	2,244	265.1
ET-08-04	336	65	570588	2712568	2,231	358.7
ET-08-05	336	67	570658	2712629	2,245	371.1
ET-08-06	336	60	570676	2712654	2,243	292.5
ET-08-07	336	60	570747	2712656	2,234	160.4
ET-08-08	336	45	570906	2712766	2,227	269.1
ET-12-01	336	63	570354	2712501	2,226	288.2
ET-12-02	337	53	570507	2712472	2,214	360.9
ET-12-03	336	59	570507	2712471	2,214	367.8
ET-12-04	339	64	570544	2712497	2,216	373.6
ET-12-05	336	62	570566	2712508	2,218	369.2
ET-12-06	334	70	570589	2712523	2,219	396.1
ET-12-07	334	63	570678	2712594	2,227	327.6
ET-12-08	333	71	570678	2712594	2,227	384.4
ET-12-09	329	72	570646	2712555	2,222	395.4
ET-16-01	338	21	570395	2712660	2,278	151.3
ET-16-02	336	44	570396	2712658	2,277	152.4
ET-16-03	338	47	570325	2712641	2,273	161.8
ET-16-04	340	45	570275	2712634	2,270	126.6
ET-16-05	339	42	570295	2712566	2,251	196.0
ET-16-06	6	74	570221	2712667	2,291	118.0
ET-16-07	320	73	570183	2712656	2,287	89.5
ET-16-08	337	47	570399	2712606	2,261	194.3
ET-16-09	337	49	570411	2712570	2,247	237.5
ET-16-10	9	21	570195	2712466	2,224	254.2
ET-16-11	2	44	570179	2712458	2,224	265.1
ET-16-12	359	63	570148	2712465	2,226	266.6
ET-17-01	360	62	569935	2712576	2,263	103.8
ET-17-02	358	55	569881	2712568	2,243	100.8
ET-17-03	360	34	569861	2712588	2,244	85.9
ET-17-04	251	90	569861	2712585	2,244	182.7
ET-17-05	321	89	569830	2712600	2,244	91.5
ET-17-06	338	48	570301	2712635	2,271	144.5
ET-17-07	337	29	570301	2712635	2,271	121.5
ET-17-08	336	54	570264	2712631	2,269	119.3
ET-17-09	337	31	570263	2712632	2,269	101.5
ET-17-10	339	23	570349	2712649	2,274	129.3
ET-17-11	336	24	570436	2712672	2,280	143.4
ET-17-12	348	60	570200	2712661	2,288	80.7
ET-17-13	349	29	570200	2712663	2,288	62.2
ET-17-14	339	31	570375	2712735	2,311	61.0
ET-17-15	341	19	570304	2712697	2,302	80.3
table continues…

Avino Silver & Gold Mines Ltd.	10-7	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Hole ID	Azimuth (°)	Dip (°)	Easting (m)	Northing (m)	Elevation (m)	Depth (m)

ET-17-16	1	21	570197	2712460	2,223	247.6
ET-17-17	358	53	570197	2712460	2,223	261.6
ET-17-18	355	38	570236	2712452	2,219	249.5
ET-17-19	356	52	570155	2712467	2,226	225.7
ET-17-20	336	51	570369	2712554	2,243	220.3
ET-17-21	336	59	570357	2712552	2,243	248.4
ET-17-22	357	9	570236	2712454	2,220	234.9
ET-17-23	345	50	570999	2712915	2,225	190.6
ET-17-24	337	45	570964	2712882	2,230	208.2
ET-17-25	339	38	570965	2712962	2,232	140.8
ET-17-26	338	38	570888	2712934	2,268	160.0
ET-17-27	341	46	570926	2712854	2,229	223.3
SELCO-2-1800	342	68	570435	2712337	2,194	575.2
SELCO-3	339	53	570357	2712451	2,217	325.7
SELCO-4A	350	60	570070	2712396	2,214	251.0

Note: Datum NAD27 Mexico

Table 10.3 Drillholes Completed from 2017 to 2018 at Guadalupe and San Juventino

Hole ID	Azimuth (°)	Dip (°)	Easting (m)	Northing (m)	Elevation (m)	Depth (m)
GPE-17-01	208	51	571382	2713655	2,298	179.7
GPE-17-02	208.1	39	571489	2713624	2,291	179.7
GPE-17-03	208	44	571290	2713657	2,298	92.5
GPE-17-04	199	32	571554	2713639	2,292	193.2
GPE-17-05	181.5	56	571554	2713522	2,326	110.4
GPE-17-06	180	48	571708	2713531	2,341	180.8
SJV-17-01	19	41	571077	2713002	2,243	180.9
SJV-17-02	348	35	571038	2713020	2,251	140.9
SJV-17-03	19	35	571037	2713025	2,251	222
SJV-17-04	16	48	571091	2712908	2,221	190.2
SJV-17-05	337	35	571007	2712994	2,237	112.1

Note: Datum NAD27 Mexico

10.2.4 OXIDE TAILINGS

During 2015 and 2016, Avino drilled 57 new holes on the oxide tailings deposit. Collar coordinates are provided in Table 10.4. Drillholes completed before 2015 on the oxide tailings have been previously reported (Tetra Tech 2013). A location map of oxide tailings drillholes is provided in Figure 10.3. The 2015/16 holes are indicated in red.

Avino Silver & Gold Mines Ltd.	10-8	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 10.4 Drillholes Drilled on Oxide Tailings 2003-2016

Hole ID	Azimuth (°)	Dip (°)	Easting (m)	Northing (m)	Elevation (m)	Depth (m)
A1	0	90	570205	2712340	2,203.8	5.2
A2	0	90	570184	2712306	2,203.5	7.2
A3	0	90	570192	2712267	2,203.1	8.2
A4	0	90	570167	2712236	2,203.0	9.2
A5	0	90	570175	2712197	2,202.9	15.2
A6	0	90	570152	2712167	2,202.0	18.2
A7	0	90	570159	2712128	2,201.0	16.2
A8	0	90	570150	2712094	2,200.4	8.2
B1	0	90	570132	2712365	2,217.1	10.2
B2	0	90	570114	2712318	2,216.7	19.2
B3	0	90	570101	2712268	2,216.4	26.6
B4	0	90	570079	2712207	2,216.1	23.7
B5	0	90	570082	2712140	2,214.3	18.2
C1	0	90	570085	2712383	2,217.6	8.7
C2	0	90	570077	2712354	2,217.1	15.2
C4	0	90	570049	2712250	2,216.1	24.2
C5	0	90	570028	2712164	2,216.0	14.2
C6	0	90	570017	2712117	2,216.4	10.2
D1	0	90	570029	2712373	2,217.6	13.2
D2	0	90	570018	2712329	2,216.7	19.2
D3	0	90	570003	2712273	2,217.6	19.7
D4	0	90	569962	2712167	2,215.9	6.2
E1	0	90	569977	2712369	2,216.5	13.2
E2	0	90	569960	2712311	2,216.1	18.7
E3	0	90	569952	2712267	2,215.8	12.2
F1	0	90	569936	2712401	2,216.4	18.7
F2	0	90	569926	2712364	2,216.1	16.2
F3	0	90	569915	2712324	2,215.8	15.2
PJ-15-01	0	90	570191	2712415	2,219.5	6.5
PJ-15-02	0	90	570183	2712386	2,219.2	12.4
PJ-15-03	0	90	570173	2712357	2,218.6	13.4
PJ-15-04	0	90	570168	2712327	2,217.7	18.9
PJ-15-05	0	90	570160	2712298	2,216.8	21.8
PJ-15-06	0	90	570153	2712269	2,216.4	8.3
PJ-15-06A	0	90	570155	2712277	2,216.5	26.8
PJ-15-07	0	90	570143	2712241	2,215.7	28.5
PJ-15-08	0	90	570128	2712212	2,219.5	28.0
PJ-15-09	0	90	570093	2712157	2,214.9	21.2
PJ-15-10	0	90	570101	2712184	2,215.2	27.0
PJ-15-11	0	90	570109	2712215	2,216.8	28.5
PJ-16-01	0	90	570116	2712245	2,216.7	27.9
table continues…

Avino Silver & Gold Mines Ltd.	10-9	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Hole ID	Azimuth (°)	Dip (°)	Easting (m)	Northing (m)	Elevation (m)	Depth (m)

PJ-16-02	0	90	570124	2712274	2,217.2	26.4
PJ-16-03	0	90	570132	2712305	2,217.4	23.0
PJ-16-04	0	90	570139	2712335	2,218.0	18.0
PJ-16-05	0	90	570135	2712371	2,218.5	12.0
PJ-16-06	0	90	570154	2712393	2,219.2	8.0
PJ-16-07	0	90	570156	2712422	2,220.3	3.9
PJ-16-08	0	90	570111	2712340	2,218.8	18.0
PJ-16-09	0	90	570099	2712313	2,217.8	22.9
PJ-16-10	0	90	570091	2712284	2,216.9	27.5
PJ-16-11	0	90	570083	2712255	2,216.6	23.0
PJ-16-12	0	90	570078	2712223	2,216.0	24.1
PJ-16-13	0	90	570066	2712197	2,216.0	24.0
PJ-16-14	0	90	570057	2712168	2,215.9	20.0
PJ-16-15	0	90	570057	2712138	2,215.1	14.5
PJ-16-16	0	90	570020	2712120	2,215.8	9.5
PJ-16-17	0	90	570028	2712145	2,216.0	14.0
PJ-16-18	0	90	570035	2712177	2,215.9	13.1
PJ-16-19	0	90	570042	2712206	2,216.0	21.0
PJ-16-20	0	90	570050	2712234	2,217.1	26.0
PJ-16-21	0	90	570056	2712261	2,217.5	24.5
PJ-16-22	0	90	570029	2712232	2,218.2	21.5
PJ-16-23	0	90	570014	2712210	2,217.7	20.0
PJ-16-24	,0	90	569999	2712152	2,215.8	8.9
PJ-16-25	0	90	570004	2712125	2,216.2	8.4
PJ-16-26	0	90	570227	2712405	2,207.6	0.6
PJ-16-27	0	90	570219	2712377	2,206.3	0.5
PJ-16-27A	0	90	570218	2712373	2,206.0	0.7
PJ-16-28	0	90	570211	2712349	2,205.0	0.6
PJ-16-29	0	90	570188	2712322	2,205.5	7.9
PJ-16-30	0	90	570179	2712289	2,205.3	13.5
PJ-16-31	0	90	570173	2712261	2,205.8	16.0
PJ-16-32	0	90	570166	2712232	2,204.9	19.6
PJ-16-33	0	90	570159	2712206	2,204.5	17.0
PJ-16-34	0	90	570152	2712176	2,203.8	20.5
PJ-16-35	0	90	570141	2712147	2,202.9	13.7
PJ-16-36	0	90	570138	2712120	2,201.3	8.1
PJ-16-37	0	90	570130	2712090	2,200.6	4.3
PJ-16-38	0	90	570109	2712094	2,200.9	2.0
PJ-16-39	0	90	570116	2712122	2,201.7	6.0
PJ-16-40	0	90	570144	2712093	2,200.6	0.6
PJ-16-41	0	90	570049	2712386	2,245.9	28.5
PJ-16-42	0	90	570019	2712393	2,245.4	21.0
table continues…

Avino Silver & Gold Mines Ltd.	10-10	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Hole ID	Azimuth (°)	Dip (°)	Easting (m)	Northing (m)	Elevation (m)	Depth (m)

PJ-16-43	0	90	570061	2712412	2,245.5	20.0
PJ-16-44	0	90	570052	2712443	2,245.5	5.0
Z1	100	30	570206	2712408	2,203.7	9.0
Z2	100	30	570189	2712363	2,203.7	16.0
Z3	100	30	570185	2712313	2,203.7	13.0
Z4	100	30	570174	2712266	2,203.7	13.0
Z5	100	30	570162	2712219	2,203.7	13.0
Z6	100	30	570150	2712173	2,203.7	14.0

Note: Datum NAD27 Mexico

Figure 10.3 Location of Drillholes Completed from 2015 to 2016 on the Oxide Tailings

Avino Silver & Gold Mines Ltd.	10-11	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

10.2.5 SPECIFIC GRAVITY RESULTS

Bulk density samples were analyzed from all 2006-2012 drilling programs on both the Avino and San Gonzalo Veins. Analytical procedures are discussed in Section 11.7. Table 10.5 summarizes the results of these specific gravity measurements.

Table 10.5 Avino and San Gonzalo Density Data Summary

Domain	Number	Minimum	Maximum	Mean	Variance	Coefficient of Variation
Avino Vein System
10 (Main)	40	2.53	3.00	2.71	0.02	0.05
20	42	2.43	2.90	2.68	0.01	0.03
wall rock	93	2.29	3.00	2.65	0.04	0.07
Combined	175	2.29	3.00	2.67	0.03	0.06
San Gonzalo Vein System
10	50	2.40	3.00	2.64	0.03	0.07
20	2	2.73	2.78	2.76	0.00	0.01
Wall Rock	41	2.40	3.00	2.69	0.02	0.05
Combined	93	2.40	3.00	2.67	0.03	0.06

Avino Silver & Gold Mines Ltd.	10-12	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

11.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1 DRILLING AND TRENCHING OF OXIDE TAILINGS, 1990 TO 1991

The oxide tailings were sampled prior to institution of NI 43-101 and associated quality assurance (QA)/quality control (QC) requirements, and as such no QA/QC measures were utilized during the 1990-1991 program. As a result, the resource estimate for the oxide tailings in Section 14.3 is all classified as Inferred. Twenty-eight holes were drilled and six trenches completed, from which a total of 461 samples were collecting for assaying. The analyses were completed in the on-site laboratory, which is described in Section 11.7 and was visited during the site visit, as summarized in Section 12.4.

Avino’s current on-site, non-certified, laboratory facility consists of sample preparation, crushing and pulverizing, a fire assay and an atomic absorption (AA) section. However, the procedures and facilities used in 1990 to 1991 may be different from the current sample analysis procedures. Because of the uncertainty associated with these analyses, two separate verification exercises have been completed. Slim (2005d) collected several samples from the oxide tailings, and the results of this verification are discussed in Section 11.2. In 2012, Mr. M.F. O’Brien, QP, collected numerous verification samples from the oxide tailings, and these results are discussed in Section 12.3.2.

11.2 TAILINGS INVESTIGATIONS (TEST PITS IN OXIDE TAILINGS), 2004

The sampling method and approach adopted by Slim (2005d) on the test pits in the oxide tailings incorporated the following steps:

1.	A backhoe was used to excavate sample pits to a depth of 4 m. Hand samples were taken at 1 m vertical increments from the sidewalls of each pit.

2.	The sample mass collected from each sampling point generally amounted to between 2 and 5 kg.

3.	The sampling program was ostensibly based on the 1990 CMMA sampling program. Fourteen sample pits were excavated to a depth of 4 m and generated 86 samples.

The samples were air-freighted to PRA labs in Vancouver, British Columbia, from Durango, Mexico. The samples had been initially bagged and sealed with identification tags attached. The samples were allotted new identification numbers, and were subsequently un-bagged and dried. The dry samples were individually mixed and blended, and then split into four one-quarter fractions as directed by Slim (2005d). One fraction was used to determine the head grade assay, while another quarter was used to create composite samples used for the subsequent metallurgical test work program. Instructions were followed with the compositing of the samples, and the test work program.

Avino Silver & Gold Mines Ltd.	11-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Excess sample was archived for future test work or analyses. For analytical techniques employed during the test work program, the standard fire assay (with AA spectrophotometric finish) was initially used for the silver analyses.

However, this method is not very accurate for silver values of less than 100 g/t. Subsequently, the inductively coupled plasma spectroscopy method (ICP-MS), which uses multi-acid digestion, was used for silver. This method also resulted in analyses being obtained for other elements of interest (e.g. copper, zinc, lead, etc.). The standard fire assay method was used for gold analyses. Cyanide and lime concentrations were measured using standard titrimetric methods. Total sulphur was measured using a standard Leco furnace, and sulphide sulphur assays were measured using the standard wet chemical gravimetric analysis (Slim 2005d).

The PRA labs (part of Inspectorate labs) in Nevada and British Columbia are International Organization for Standardization (ISO) 9001:2008 certified, full service laboratories that are independent of Avino. ARANZ Geo did not independently verify nor compare the results of the sampling program.

11.3 DRILLING PROGRAM, SAN GONZALO, 2007 TO PRESENT

For the drilling programs at San Gonzalo, core is sawed at Avino's core storage facility at the secure mine site. Samples of vein material, usually from a few centimeters to 1.5 m, are placed and sealed in plastic bags, which are collected by personnel from Inspectorate Labs in Durango at the mine site facilities. Samples are prepared in Durango, and pulps are sent to the Inspectorate facility in Sparks, Nevada for analysis. Since 2016, all drill core samples have been sent to SGS Durango for sample preparation and assaying. Switch was made for faster turnaround times.

Sample preparation in Durango involves the initial drying of the entire sample. Two-stage crushing is used to create a product which is at least 80% minus 10 mesh. A Jones riffle splitter is then used to separate a nominal 300 g portion of the sample. This 300 g sub-sample is then pulverized to more than 90% passing a 150-mesh screen. Inspectorate Labs states that they use sterile sand to clean the pulverizer between samples (Gunning 2009).

Gold analyses are by 30 g fire assay with an AA finish. silver, zinc, and lead are analyzed as part of a multi-element inductively coupled argon plasma package using a four-acid digestion with over-limit results for silver being reanalyzed with assay procedures using fire assay and gravimetric. Avino employs a rigorous quality control program that includes standardized material, blanks, and core duplicates. However, for the 2007 program, Avino did not perform any independent QA/QC and relied on the internal QA/QC procedures completed by the labs (Gunning 2009).

Avino Silver & Gold Mines Ltd.	11-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino.

Avino used a series of standard reference materials (SRMs), blank reference materials (blanks) and duplicates as part of their QA/QC program during analysis of assays from San Gonzalo Vein drillholes. ARANZ Geo compiled and reviewed these results in Section 12.1.4.

11.4 DRILLING PROGRAMS, ET ZONE OF THE AVINO VEIN, 2006 TO PRESENT

Sample lengths of NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango for preparation into pulps and rejects. Pulps were analyzed at Inspectorate Labs in Sparks, Nevada. Gold and silver were analyzed by fire assay using aqua regia leach and AA finish. Other elements are reported from a 29-element ICP-MS package. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino. Sample preparation and analysis and QA/QC procedures are as described in Section 11.3.

Avino used a series of certified reference materials (CRMs), blank reference materials (blanks) and duplicates as part of their QA/QC program during analysis of assays from Avino Vein drillholes. ARANZ Geo compiled and reviewed these results in Section 12.1.4.

11.5 UNDERGROUND CHANNEL SAMPLING OF SAN GONZALO VEIN, 2010 TO PRESENT

Samples from channels cut across the San Gonzalo Vein were assayed by Inspectorate Labs. Samples were crushed and ground in Durango with pulps assayed in Richmond, British Columbia using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver. Base metals were analyzed via aqua regia digestion and ICP-MS. Inspectorate Labs in Durango and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino. Sample preparation and analysis and QA/QC procedures are as described in Section 11.3.

For the 2011 bulk sampling program of San Gonzalo, samples were obtained from channels cut across the vein, and were assayed by Inspectorate Labs. Samples were crushed and ground in Durango with pulps assayed in Richmond, British Columbia using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver. Base metals were analyzed via aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino.

Samples from 2012 and 2013 underground channel sampling of the San Gonzalo Vein are shipped to Inspectorate Labs for analysis for gold, silver, arsenic, bismuth, copper, molybdenum, lead, antimony, zinc, and mercury. Samples are crushed and ground in Durango with pulps assayed in Reno, Nevada using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver, and aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino. Sample QA/QC procedures are as described in Section 11.3.

Avino Silver & Gold Mines Ltd.	11-3	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

11.6 AVINO LABORATORY

The Avino laboratory has fire assay, AA and sieving analysis equipment and has been recently upgraded with new AA equipment. A high standard of neatness and cleanliness is being maintained to reduce the risk of contamination. The laboratory was reviewed by Mr. O’Brien during site visits in 2012 and 2016.

11.7 SPECIFIC GRAVITY SAMPLES

Avino completed specific gravity measurements on drillcore from both the Avino and San Gonzalo Veins. All measurements were completed by Avino staff on the mine site. Two different methods were employed to obtain these specific gravity values: caliper volume calculation (CV) and water displacement (WD). The procedures followed for each method are summarized in the following sections.

A total of 262 samples were measured for bulk density, 110 from the Avino Vein and 152 from the San Gonzalo Vein. ARANZ Geo provides recommendations regarding specific gravity sampling procedures in Section 26.1.4 and a QP opinion in Section 12.5.1.

11.7.1 CALIPER VOLUME CALCULATION METHOD

The CV method of determining the specific gravity of drillcore samples involved the following procedures, based on the methodology outlined by Lipton (2001):

•	Each measurement involves pieces of whole core with the ends neatly cut perpendicular to the core axis.

•	The core diameter is determined using a pair of vernier calipers, and the diameter should be measured at several points along the length of core and averaged.

•	The core length is measured using a tape measure.

•	The mass is determined by weighing the core; weighing should be completed once the core is dried.

•	The dry bulk density is calculated by: density = mass/volume where volume = Pi x (average core diameter/2)[2] x core length.

Avino Silver & Gold Mines Ltd.	11-4	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

11.7.2 WATER DISPLACEMENT METHOD

The WD method of determining the specific gravity of drill core samples involved the following procedures, based on Archimedes’ Principle:

•	The mass is determined by weighing the core; weighing should be completed once the core is dried.

•	A graduated cylinder, of an appropriate size to completely submerse the core, is used to determine the volume. The volume of water in the graduated cylinder is measured prior to submersing the core.

•	The core is then submersed in water in the graduated cylinder and the total volume is measured.

•	The difference in the volume of water before and after sample submersion is the volume of the sample.

•	The dry bulk density = mass/volume.

11.8 QP OPINION

ARANZ Geo is not aware of any drilling, sampling or recovery factors affecting the reliability of the samples. It is ARANZ Geo’s opinion that the sample preparation, security and analytical procedures followed by Avino are fit for the purpose of this Technical Report.

Avino Silver & Gold Mines Ltd.	11-5	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

12.0 DATA VERIFICATION

12.1 AVINO AND SAN GONZALO VEIN DRILLHOLE DATABASE VERIFICATION

ARANZ Geo compiled the drillhole data provided by Avino on a hole-by-hole basis, including drillhole collar, survey, lithology, and assay data.

During the site visit in June 2016, ARANZ Geo selected the following drillholes for verification in the core shack: ET-06-02, ET-07-01, ET-07-03, SG-15-03 and SG-14-02. Logging and cores showed good correspondence with no significant differences.

Collars for exploration drillholes are marked by concrete monuments and the collars have been surveyed. Subsequent collars have been similarly marked and were observed during a site visit in June 2016.

A check of the coordinates with a handheld global positioning system (GPS) during a site visit in 2016 revealed a possible 4 m constant error, which may indicate the existence of a small surveying error on the Property.

The QP opinion of the reliability of the Avino drillhole data is discussed in Section 12.5.1 and detailed recommendations are provided in Section 26.1.

12.1.1 COLLAR AND ASSAY DATA

Table 12.1 summarizes the database validation results. The Avino Vein lithology data for the older drillholes and upper portion of the mine, is very sparse owing to the age of the records. The upper part of the deposit model has consequently been modelled using assay data and development mapping information. As the deficient lithology information pertains mainly to parts of the deposit that have been mined out, ARANZ Geo does not consider it to be a material deficiency.

Avino Silver & Gold Mines Ltd.	12-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 12.1 Number of Records and Discrepancies for the Avino Drillhole Data

Avino Vein	Number of Records	Discrepancies	Discrepancy Rate (%)
Avino Vein
Survey Data	3,330	-	2.2
No Surveys for Collar		2
Duplicate Collar and Surveys		3
Duplicate Survey Depths		67
Assays	16,906		0.3
No Sample for Collars		24
Overlapping Segments		8
Collar Max Depth Exceeded		15
Lithology	4,059		54.2
From to Depth Overelap		280
No Samples for Collar		1,916
Collar Max Depth Exceeded		2
San Gonzalo Vein
Survey Data	3,506		0.1
No Survey for Collar		1
Duplicate Collar and Surveys		0
Duplicate Survey Depths		0
Incomplete Survey Data		2
Assays	16,077		0.2
No Samples for Collars		23
Overlapping Segments		8
Collar Max Depth Exceeded		6
Lithology	15,043		0.3
From to Depth Overlap		0
No Samples for Collar		52
Collar Max Depth Exceeded		0

A previous validation exercise was completed for assay results from post-2009 drilling by Tetra Tech (2012). Original assay certificates were compared against the data as reported by Avino. Assay results from drillholes SG-11-13 to SG-11-17, and ET-12-01 to ET-12-09 were verified. For all metals in the database (gold, silver, copper, lead, zinc, and bismuth), the error incidence was less than 1%.

Avino Silver & Gold Mines Ltd.	12-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

12.1.2 DOWNHOLE SURVEY DATA

Downhole survey data exists for 87 of the 98 drillholes completed in the Avino and San Gonzalo Veins. Most drillholes have three or fewer downhole survey points, which is less frequent than typical industry practice. Many of these holes contain a survey data point at the collar and near the end of hole, and sometimes part-way down the hole. However, 26 of the 87 holes for which downhole survey data exists were not surveyed to within 10 m of the end of the hole. All measurements were completed by a magnetic survey method, which is not recommended in general, and particularly not in locations with extensive underground infrastructure such as those present on the Property. Given the abundance of historical infrastructure on the Property and the potential for any drillholes to intersect active workings, downhole survey measurements should be collected at a frequency of at least every 10 m and all drillholes should be cemented following completion.

Downhole survey data for hole SG-07-06 was disregarded below 50 m depth due to an unrealistic kink in the drillhole orientation below this depth, which could be due to an instrument malfunction or to magnetic interference.

12.1.3 GEOLOGY DATA AND INTERPRETATION

ARANZ Geo has the following observations on the Avino geology database and interpretation:

To ARANZ Geo knowledge, routine photography of drillcore and underground drifts is being completed. A digital photographic record is kept of all drillcore and underground drifts for future reference, and to facilitate consistent core logging and geology interpretation.

12.1.4 REVIEW OF DRILLHOLE QUALITY ASSURANCE/QUALITY CONTROL SAMPLES

QA/QC samples were submitted in the sample stream during all 2006 to 2012 drilling programs on both the Avino and San Gonzalo veins, although not in a consistent manner. These results were reviewed in detail by Tetra Tech and were discussed in Tetra Tech’s 2013 report. Avino used a number of SRMs, blank reference materials (blanks) and duplicates as part of their 2015/2016 QA/QC program.

STANDARDS FOR OXIDE TAILINGS CAMPAIGN 2015-2016

Three standards were analyzed during 2015-2016 oxide tailings drilling campaign. Three laboratory-certified standards (see Table 12-2) were used and the silver and gold results are discussed below.

The standards were submitted at a rate of 10% (total of 561 samples) which is higher than the industry norm of 5%. They were submitted to both Inspectorate and SGS Laboratories.

The three standards appear to have been determined within the limits in most of cases, but standard CDN-ME-1305 showed some anomalies for silver, notably one high grade return above the upper limit and a run of four over the upper limit returns for the Inspectorate results. This is a high-grade silver sample, so it may be that the standard was not well mixed and is showing some nugget behaviour.

Avino Silver & Gold Mines Ltd.	12-3	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Standards for Exploration Drilling 2016-2017

During the period March 2016 to February 2018, 5,912 samples were submitted for assay, 5,462 to SGS Durango and 450 to Inspectorate America Corporation. Totals of 628 standard samples, 181 blanks and 138 duplicates were submitted. Thus, a relative submission rate of 10.6% standard reference materials, 3.1% blanks and 2.3% duplicate samples was maintained during the period. This is within industry norms.

Nine different reference standards, bracketing the expected ranges of grades for gold, silver and copper, were analyzed during the 2016-2017 period drilling campaigns for Avino-ET, San Gonzalo, Guadalupe and San Juventino. The silver, gold and copper results are discussed below.

Table 12.2 Standards Specification and Performance

Avino Silver & Gold Mines Ltd.	12-4	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

The standards performances are colour-coded in the two right hand columns of Table 12.1. Shades of red indicate relatively high percentage of assay returns recorded outside the two and three standard deviation confidence limits, while shades of green reflect low percentage of assays falling outside the limits. The pattern of performance for all three metals is similar for each of the standards. CDN-ME-1307 is the worst performer for gold, silver and copper.

Performance graphs showing the results for CDN-ME-1307 are shown as an example of a poorly performing standard in Figure 12.1 through Figure 12.3 for gold, silver and copper respectively. In the following graphs, good performance is indicated by consistent appearance of the assays within the red lines (representing three standard deviations from the mean of the material) and the brown lines (representing two standard deviations from the mean of the material). Poor performance is indicated by assays falling outside the confidence limits.

Figure 12.1 Standard 1307_ME-1307 – Gold Performance

Avino Silver & Gold Mines Ltd.	12-5	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 12.2 Standard CDN-ME-1307 – Silver Performance

Figure 12.3 Standard CDN-ME-1307 – Copper Performance

Avino Silver & Gold Mines Ltd.	12-6	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Standard CDN-ME-1307 has produced quite erratic results for all three metals. This standard was not employed for a period of six months, between May and November, 2016. Standard materials can become less homogenous and thus less amenable to act as a standard material, if they allowed to remain in place for a long period of time, particularly if they are subjected to low frequency consistent vibration. This may occur on a mine site with heavy equipment or a laboratory crushing equipment in frequent prolonged use. This is one possibility for the pattern of assay results. It is best to keep consistently using a standard material unit lit is used up as it may deteriorate, through physical segregation of light and heavy particles and also possibly undergo chemical changes that can affect assay performance.

Performance graphs showing the results for CDN-ME-1414 are shown as an example of a well performing standard in Figure 12.4 through Figure 12.6 for gold, silver and copper respectively.

Figure 12.4 Standard CDN-ME-1414 – Gold Performance

Avino Silver & Gold Mines Ltd.	12-7	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 12.5 Standard CDN-ME-1414 – Silver Performance

Figure 12.6 Standard CDN-ME-1414 – Copper Performance

CDN-ME-1414 displays consistent results and was frequently used during the period July 2017 to March 2018.

Avino Silver & Gold Mines Ltd.	12-8	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

BLANKS

Blank performance is shown in Figure 12.7, Figure 12.8 and Figure 12.9, for gold, silver and copper, respectively. All three graphs cover the period May 2016 to March 2018. Clusters of anomalous grades are present for all three metals, from November 2016 to March 2017 and may represent laboratory contamination that could be due to:

•	consignments of high volumes of samples or

•	high grade material from another operation or

•	end of year staff turnover.

In any case, these sporadic incidents of blank failure are relatively few and contamination does not appear to be significant. Nevertheless, Avino should continue to monitor blanks and inform external laboratories if failures occur in clusters.

Figure 12.7 Blank – Gold Performance

Avino Silver & Gold Mines Ltd.	12-9	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 12.8 Blank – Silver Performance

Figure 12.9 Blank – Copper Performance

DUPLICATE ASSAYS

Duplicate results for gold silver and copper are summarized in Figure 12.10 to Figure 12.15. Scatterplots (Figure 12.10, Figure 12.12, and Figure 12.14) show good correspondence across the spectrum of assay values. Power fit curves have been generated to show the relationships telescoped across the logarithmic axes.

Half Absolute Relative Difference (HARD) Charts are useful for assessing the precision of a set of duplicates and are shown in Figure 12.11, Figure 12.13, and Figure 12.15, for gold, silver and copper, respectively. In all three cases the plots do not pass through the nominal target of 90th percentile passing 20% half absolute relative difference for pulp duplicates.

Avino Silver & Gold Mines Ltd.	12-10	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

This could be due to:

•	retaining low-grade data close to detection limit level data (high variability)

•	too small as sample, or

•	insufficient crushing before splitting, or

•	insufficient pulverising before splitting

ARANZ Geo recommends that some experiments be carried out to improve assay precision.

Figure 12.10 Gold – Duplicate Correlation

Avino Silver & Gold Mines Ltd.	12-11	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 12.11 Gold – Half Absolute Relative Difference Chart

Avino Silver & Gold Mines Ltd.	12-12	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 12.12 Silver – Duplicate Correlation

Avino Silver & Gold Mines Ltd.	12-13	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 12.13 Silver – Half Absolute Relative Difference Chart

Avino Silver & Gold Mines Ltd.	12-14	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 12.14 Copper – Duplicate Correlation

Avino Silver & Gold Mines Ltd.	12-15	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 12.15 Copper – Half Absolute Relative Difference Chart

The correlation graphs for the three metals (Figure 12.10, Figure 12.12, and Figure 12.14) show no significant bias between originals and repeats.

12.2 BULK DENSITY

12.2.1 AVINO AND SAN GONZALO VEIN BULK DENSITY

A limited number of specific gravity measurements were originally collected by Avino from drillholes in the Avino and San Gonzalo Veins. These measurements were not representative of the veins spatially or by drilling program, and Tetra Tech (2012) requested additional specific gravity measurements be completed on drillcore from both veins. These additional measurements were completed by Avino in 2013. Review of these measurements (see Section 14.6) suggests that they are a limited basis for spatial estimation. Consequently, the long-term historic production average value of 2.63 has been assigned as a density factor to the Avino and San Gonzalo Mineral Resources disclosed in Section 14.0.

A QP opinion of the reliability of the Avino specific gravity data is discussed in Section 12.5.1.

Avino Silver & Gold Mines Ltd.	12-16	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

12.3 OXIDE TAILINGS DRILLHOLE DATABASE

Tetra Tech (2012) compiled the assay data used in the oxide tailings resource estimate by referring to original mine sections and verification of this data is described below. The 1:1,000 scale plans drafted for this exercise were scanned and used to verify the positions of the old drillholes. One transposition error on a collar elevation in mine coordinates was observed and subsequently corrected (drillhole E3 was incorrectly recorded at an elevation of 2,275 m, and was corrected to 2,257 m).

Avino provided the following formulae to convert the collar coordinate data from local mine grid coordinates to Universal Transverse Mercator (UTM) coordinates:

•	local mine grid X + 560421.245 = X UTM

•	local mine grid Y + 2707618.312 = Y UTM

•	local elevation - 41.306 = elevation amsl.

Since the trenches (named with Z-series) from the 1990 to 1991 program represent incomplete surface sampling of an unrepresentative part of the pile (at the wall where the outlets for the hydraulic emplacement of the material were sited), these data were not used in the oxide tailings resource estimate.

12.3.1 ASSAY VERIFICATION OF 1990/1991 DRILLHOLES IN OXIDE TAILINGS

Tetra Tech (2013) verified 54% of drillholes in this database (15 of 28 drillholes) and 58% of both silver and gold assays (444 of 766 values) used for this estimation. QG Consulting verified the oxide tailings data in 2016 and ARANZ Geo reviewed the work again in 2017 and is not aware of any significant errors.

The QP opinion of the reliability of the 1990 to 1991 oxide tailings assays is discussed in Section 12.5.2.

12.3.2 OXIDE TAILINGS VERIFICATION SAMPLES

As was reported by Tetra Tech (2013), during a previous site visit conducted on June 7 and 8, 2012, Michael F. O’Brien visited the tailings heaps and supervised the collection of eight samples from the oxide tailings (3 to 4 kg each). The samples were collected from gulleys that had eroded into the tailings pile and provided a vertical section through the tailings. It is believed that while such samples cannot provide a statistically representative reflection of overall grade, they do provide some insight into the grade of the tailings near surface. The eight samples were each split into three separate sub-samples, which were submitted in turn to the Avino Mine laboratory together with SGS laboratories in Durango and Vancouver.

Statistical analysis of the three sets of results demonstrated that there is good correlation between the three laboratories and this conclusion remains valid.

Avino Silver & Gold Mines Ltd.	12-17	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

The sampling exercise in 2012 provided the opportunity to review the artificial sedimentary deposit that comprises the Avino oxide tailings and supported the previous assumptions of the tailings, such as regarding the oxide tailings as two superimposed units with slightly different chemical and particle size characteristics and pronounced horizontal continuity. The source data and plans prepared more than 20 years ago after the initial drilling campaign, were examined at the mine and found to be of professional standard and provide support for their use in the estimation of the oxide tailings. The overall homogeneity of the material, horizontal continuity and relatively high confidence in the volume and tonnage, mitigate any uncertainty in the historical data set. The pattern of sample grades (see Figure 14.6) from the 2015/2016 drill campaigns the earlier drilling form a coherent pattern with no obvious discontinuity between campaigns.

12.4 SITE VISIT

Michael F. O’Brien conducted site visits on June 7 and 8, 2012, June 6 and 7, 2016, and June 12 to 15, 2017. During the latest visit, Mr. O’Brien visited Avino and San Gonzalo underground mines to review the Avino and San Gonzalo Vein systems. The surface drill sites and exposure to the Guadalupe Vein were examined.

12.5 ARANZ GEO CONCLUSIONS AND OPINION

The drill dataset has been produced over a long period of time within a brownfield property. All data used for this study is obtained from work carried out by staff of the current issuer, which has owned the Property continuously since the start of this work.

12.5.1 AVINO AND SAN GONZALO VEINS

DRILLHOLE DATABASE

A single, compiled database containing all relevant drilling information does not exist for the Property. A variety of partially-compiled data sources were provided to ARANZ Geo.

DOWNHOLE SURVEY DATA

Downhole survey data and the location of the Avino and San Gonzalo Vein intersections observed in drillholes has been verified by both surface and underground mapping, providing confidence in the location, orientation, and true width of both veins.

GEOLOGY DATA AND INTERPRETATION

The legacy data from the Avino Vein is understandably deficient in recorded lithology data. Modelling of the Avino Vein and San Gonzalo Vein Systems made use of grade as well as lithology data. Consequently, ARANZ Geo regards the lithology database adequate and fit for purposes of resource estimation. The recent mining history provides comfort that the potentially economic units persistently demonstrate continuity as new exposures become available.

Avino Silver & Gold Mines Ltd.	12-18	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

SPECIFIC GRAVITY SAMPLES

Based on a review of specific gravity data from drillholes in the Avino and San Gonzalo veins, ARANZ Geo concludes that future bulk density measurements should be completed using a water displacement method. A comparison of the two measurement techniques used for these specific gravity samples indicates that the results are acceptable for this study. However, ARANZ Geo considers that the current level of data is inadequate for meaningful spatial estimation and recommends that the frequency at which specific gravity measurements are collected should be increased. To supplement the specific gravity data generated from drillhole samples, ARANZ Geo recommends that large grab samples be obtained from the underground development at approximately 30 m intervals and subjected to the water displacement method of specific gravity determination.

QA/QC SAMPLES

The rate of QA/QC standard reference materials, blanks and duplicates insertions meets recommended industry standards. HARD charts indicate less assay precision than would be expected for pulp duplicates.

ARANZ Geo has found no evidence of systematic laboratory bias, indicating that the assay results are reliable but ARANZ Geo recommends that some experiments be carried out to improve assay precision.

12.5.2 OXIDE TAILINGS

The identified grade pattern is similar in character to other tailings deposits, such as overall homogeneity and a pronounced horizontal continuity.

Verification samples taken by Mr. O’Brien have confirmed the presence of gold and silver mineralization at grades similar to those obtained in the original tailings drilling campaign, with a low silver bias consistent with the superficial position of the samples in the zone most likely to have suffered surface leaching. The verification samples also confirm that the mine lab assays are not materially different from those of external labs.

12.5.3 QP OPINION

There were no limitations on or failure to conduct data verification.

In ARANZ Geo’s opinion the assay, sample location, vein lithology, and specific gravity data from the Avino and San Gonzalo Veins are reliable to support the purpose of this Technical Report and a current mineral resource on both veins and the oxide tailings.

Avino Silver & Gold Mines Ltd.	12-19	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

There are three separate mineralization sources in the Avino property, including the Avino and San Gonzalo Mines, which are currently in operation, and the potential tailings resource from previous milling operations. The San Gonzalo Mine entered commercial production in October 2012, followed by reopening of the Avino Mine in January 2015. The two mines feed a conventional flotation mill that has three separate circuits and a capacity of 1,500 t/d.

13.1 AVINO VEIN

The Avino vein material is currently been processed at the Avino mill using froth flotation to produce a marketable copper concentrate with silver and gold credits. The material has been successfully processed in the past. Bismuth was identified as a deleterious material in the concentrate and there are plans for test work to reduce the bismuth content in the concentrate to improve on the smelter return. No mineral processing or metallurgical test work has been performed in the preparation of this report.

The Avino Vein was mined during the 27 years of open pit and underground production prior to 2001. From 1997 to 2001, the mine and mill production averaged 1,000 t/d and achieved up to 1,300 t/d. The mine and mill operations were then suspended. Following several years of redevelopment, in Q4 2014 Avino completed its Avino Mine and mill expansion. On January 1, 2015, full-scale operations commenced and commercial production was declared effective April 1, 2016 following a 19-month advancement and test period.

The mill feed from the Avino Mine has been processed using froth flotation to produce a copper concentrate with silver and gold credits. In 2017 operation, the average copper, silver and gold recoveries reporting to a copper concentrate of 20.3% copper, 2,560 g/t silver and 16.7 g/t gold were 89%, 85%, and 69% respectively. The total material processed was 460,890 t.

The Company has not based its production decisions on a feasibility study or mineral reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and there are multiple technical and economic risks of failure, which are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in a feasibility study, such as applying economic analysis to resources and reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

Avino Silver & Gold Mines Ltd.	13-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

13.2 SAN GONZALO VEIN

The San Gonzalo treatment scheme was based on the bulk sample test carried out in 2012. The feed grade of the bulk sample tested was 261 g/t silver and 0.9 g/t gold. Silver and gold recoveries were 76% and 59% respectively and 232 dry tonnes of flotation concentrate were produced from 10,000 t of feed. Conventional froth flotation was used to produce the flotation concentrate with the silver and gold values. Since then, a gravity circuit had been installed to improve the silver and gold recoveries. In 2017, a total of 81,045 t of mill feed with average grades of 269 g/t silver and 1.32 g/t gold has been processed. The silver and gold recoveries to the silver and gold concentrate were 84% and 78%, respectively.

The Company has not based its production decisions on a feasibility study or mineral reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and there are multiple technical and economic risks of failure, which are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in a feasibility study, such as applying economic analysis to resources and reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

13.3 OXIDE TAILINGS

Tetra Tech (2017) previously disclosed mineral processing and metallurgical testing methods and results for the oxide tailings portion of the Property in the technical report entitled “Technical Report on the Avino Property”, dated April 11, 2017.

No metallurgical testing has been carried out since 2012.

13.4 SULPHIDE TAILINGS

Tetra Tech (2017) previously disclosed mineral processing and metallurgical testing methods and results for the sulphide tailings portion of the Property in the technical report entitled “Technical Report on the Avino Property”, dated April 11, 2017.

No metallurgical testing has been carried out since 2012.

Avino Silver & Gold Mines Ltd.	13-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

14.0 MINERAL RESOURCE ESTIMATES

14.1 RESOURCE SUMMARY

The following tables provide a synopsis of the reported Mineral Resources reported in this section. Table 14.1 summarizes the base case values for all current Mineral Resources on the Property.

The reporting cut-off for the Avino Vein is 60 g/t AgEQ and the cut-off for the San Gonzalo Vein is 130 g/t AgEQ. These cut-offs were determined by Avino based on actual mining scenarios and a silver price of $18.50/oz.

The reporting cut-off for the oxide tailings is 50 g/t AgEQ.

No Mineral Resource for the sulphide tailings is disclosed in this Technical Report.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Avino Silver & Gold Mines Ltd.	14-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 14.1 Avino Mine – Mineral Resources

Resource Category	Deposit	Cut-off AgEQ (g/t)	Tonnes (t)	Grade				Metal Contents
				AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ(million tr oz)*	Ag (million tr oz)	Au (thousand tr oz)	Cu (t)
Measured and Indicated Mineral Resources
Measured	Avino – ET	60	3,890,000	141	71	0.54	0.55	17.6	8.9	67.4	21,000
Measured	Avino – San Luis	60	650,000	142	67	0.70	0.49	3.0	1.4	14.6	3,000
Measured	San Gonzalo System	130	290,000	397	314	1.65	0.00	3.7	2.9	15.4	0
Total Measured	All Deposits	-	4,830,000	156	85	0.63	0.51	24.3	13.2	97.4	24,000
Indicated	Avino – ET	60	2,640,000	105	49	0.56	0.34	8.9	4.2	47.6	9,000
Indicated	Avino – San Luis	60	1,620,000	126	54	0.82	0.36	6.6	2.8	42.9	6,000
Indicated	San Gonzalo System	130	240,000	319	257	1.25	0.00	2.5	2.0	9.6	0
Indicated	Oxide Tailings	50	1,330,000	124	98	0.46	0.00	5.3	4.2	19.8	0
Total Indicated	All Deposits	-	5,830,000	124	70	0.64	0.25	23.3	13.1	119.8	15,000
Total Measured and Indicated	All Deposits	-	10,660,000	139	77	0.63	0.37	47.5	26.3	217.2	39,000
Inferred Mineral Resources
Inferred	Avino – ET	60	2,380,000	111	58	0.51	0.33	8.5	4,4	39.1	8,000
Inferred	Avino – San Luis	60	1,780,000	124	57	0.72	0.38	7.1	3.2	41.2	7,000
Inferred	San Gonzalo System	130	120,000	262	219	0.86	0.00	1.0	0.8	3.3	0
Inferred	Oxide Tailings	50	1,810,000	113	88	0.44	0.00	6.6	5.1	25.6	0
Total Inferred	All Deposits	-	6,090,000	118	70	0.56	0.24	23.2	13.6	109.2	15,000

Avino Silver & Gold Mines Ltd.	14-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Notes:

Figures may not add to totals shown due to rounding.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM) Definition Standards

For Mineral Resources and Mineral Reserves incorporated by reference into National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects.

Mineral Resources are reported at cut-off grades 60 g/t, 130 g/t, and 50 g/t AgEQ grade for ET, San Gonzalo, an oxide tailings, respectively.

AgEQ or silver equivalent ounces are notational, based on the combined value of metals expressed as silver ounces

Cut-off grades were calculated using the following assumptions:

For Avino (ET and San Luis), San Gonzalo: gold price of US$1,300/oz, silver price of US$17.50/oz, and copper price of US$3.00/lb

For Oxide Tailings: gold price of US$1,250/oz, silver price of US$19.50/oz

A net smelter return (NSR) was calculated and the silver equivalent was back calculated using the following formulas:

For ET: AgEQ = (24.06 x Au (g/t) + 0.347 x Ag (g/t) + 43.0 x Cu (%) – 151.8 x Bi (%)) / 0.347

For San Gonzalo: AgEQ = (0.03 x Au (g/t) + 0.385 x Ag (g/t) – 4.03/0.385

For Oxide Tailings: AqEQ = 69.37 x Au (g/t) + Ag (g/t)

No Mineral Resource has been estimated for the sulphide tailings portion of the Propert

Avino Silver & Gold Mines Ltd.	14-3	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

14.2 DATA

Drillhole data for the Avino and San Gonzalo resource estimates was supplied by Avino to ARANZ Geo in the form of several Microsoft® Excel spreadsheet and Microsoft® Access files, and this data was verified and compiled into .csv files (see Section 12.1).

Wireframe meshes (.dxf files) of the topography, underground development, previous 3D models of the San Gonzalo and Avino Veins and cross-section and plan view images were supplied by Avino. Drillhole data was imported into Leapfrog Geo™ software (version 4.2.3).

Data includes underground channel sampling and diamond drill data.

14.3 AVINO VEIN

14.3.1 GEOLOGICAL INTERPRETATION

The Avino Vein and the surrounding system are interpreted as part of a low- to intermediate-sulphidation system of silver-gold epithermal veins, breccias, stockworks, and silicified zones. The Avino system is relatively thick (up to 40 m thick in places) and exhibits lower silver but higher copper grades than the San Gonzalo Vein system.

Historically, exposure and sampling of the deposit in underground development has been understandably biased towards the higher end of the silver grade spectrum. This presents problems when making decisions on what should be considered to be mineralized vein material, as the position of the mineralization to barren interface was either not exposed or recorded in the development data. In many cases the edge of the mineralized zones was approximated by the end of sampling, the edge of the development or a 40 g/t silver grade.

14.3.2 WIREFRAMING

Mineralized zones were independently modeled by ARANZ Geo in Leapfrog Geo™ software, utilizing the drillhole data, topography and the underground development information. Wireframes and scans of cross-sectional interpretations and underground mappings supplied by Avino assisted in modelling the deposit.

The modelling was carried out independently by ARANZ Geo using Leapfrog Geo™ software applying an implicit “vein system”-style of modelling workflow to produce a series of seamless 3D units.

Avino Silver & Gold Mines Ltd.	14-4	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

The Avino mineralized vein system was modelled as four subparallel but cross-cutting veins including the main most persistent body consisting of vein material sandwiched between two prominent and siliceous breccias and three subsidiary units (NW1, NW2, NE1). Lithology information and grade information were both used to interpret the extents of the veins and to flag sampled and logged intervals as country rock or as one of the units of interest. Lithology information is often not available for the mined-out areas and grade interpretations had to be used. Material outside the veins and most likely of low grade has usually not been recorded in the legacy data for obvious reasons. Where there is absence of recorded intersections of the vein margins, ARANZ Geo has erred on the side of caution by interpreting the edges of the vein to the last samplings with appreciable grades.

Figure 14.1 Oblique View, Looking North, of the Avino Vein System Model

To test the robustness of the model, grade contact profiles were generated.

Grade contact profiles demonstrate how well the wireframe meshes segregate the metal, based on the assayed samples. These contact profiles were generated by determining the average grades for sampled metals within successive 5 m wide slices inside and outside the Avino Vein System models for a range of distances from -10 m (inside the system) to +50 m (outside) from the contact.

The profiles are shown in graphs in Figure 14.2 and the number of samples per 5 m slice is shown in Figure 14.3. There is a moderately rapid decrease with increasing distance from the vein contacts in silver, gold, zinc and copper profiles (as shown in Figure 14.2). To better display the profiles on a single graph, silver has been re-scaled to fit and copper and zinc are in percentage units. For example, the silver grade is generally in excess of 80 g/t within the vein but decreases to an average of less than 30 g/t at a distance of 30 m from the vein contact. Zinc appears to be a good indicator element for the mineralized system and rapidly decreases in abundance within 5 m of the contact. This may be used to advantage in future modelling of the system.

Avino Silver & Gold Mines Ltd.	14-5	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

As can be seen (Figure 14.3), there is a rapid decrease of information at ranges greater than 20 m from the contact (contact is represented by “0” on the horizontal axis). This is to be expected as the information has been generated in underground workings that have been designed to preferentially expose and sample material that is better mineralized in the vein system. Information is biased towards the underground excavations and the understandable historic tendency to only sample material at any distances away from the known veins that display good mineralization characteristics. However, the profiles do provide an indication that the Avino Vein System has a gradational or soft boundary tendency from an estimation point of view. Silver, gold and copper show the gradational profile, while zinc has relatively sharp profile. This should be followed up to develop future estimation strategies.

Figure 14.2 Silver Grade Profiles Across the Avino Vein System Contacts

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Figure 14.3 Copper Grade Profile Across the Avino Vein System Contacts

14.4 SAN GONZALO VEIN

14.4.1 GEOLOGICAL INTERPRETATION

The San Gonzalo Vein is interpreted as part of a low- to intermediate-sulphidation system of silver-gold epithermal veins and silicified zones. The individual veins in the San Gonzalo system are relatively narrow (mostly less than 3 m thick in places) and exhibit higher silver but lower copper grades than the Avino Vein system.

14.4.2 WIREFRAMING

The system was modelled using Leapfrog Geo™ software as six sub parallel but cross-cutting veins consisting of a main vein (SG1) and five subsidiary units (SG2 through SG6). Lithology information and grade information were both used to interpret the extents of the veins and to flag sampled and logged intervals as country rock or as one of the units of interest. Figure 14.4 displays the modeling results graphically.

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Figure 14.4 Oblique View, Looking North, of the San Gonzalo Vein System Model

To assess the level to which the interpreted San Gonzalo Veins have honoured the selection, contact profiles were generated to examine how well the wireframe meshes segregate the metal, based on the assayed samples. The San Gonzalo Veins are more compact than the Avino Veins and the metal grades at San Gonzalo are confined to the vein material. The contact profiles were generated by determining the average grades for several metals within successive 5 m wide slices inside and outside the San Gonzalo Vein System models for a range of distances from -1.5 m (inside the system) to +1.7 m (outside) from the contact. The profiles are shown in Figure 14.5. There is a rapid decrease with increasing distance from the vein contacts in silver, gold and copper profiles.

Figure 14.5 Silver and Gold Grade Profiles Across the Main San Gonzalo Vein Contacts

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For example, the silver grade is generally in excess of 200 g/t within the vein but decreases to an average of less than 50 g/t at a distance of 1 m from the vein contact.

For gold the contacts were less conspicuous, but average grade data still showed that the populations were statistically distinct. All contacts between mineralized and wall rock populations were treated as hard boundaries in estimation.

The San Gonzalo Vein System model is more robust when compared to the data and displays more abrupt metal profiles than the equivalent for the Avino Vein. This may reflect real differences in the mineralization styles (thickness and metal grade differences also support a different process) but may also to some degree be a result of the sparse legacy lithology data in the upper part of the Avino Mine.

14.5 OXIDE TAILINGS

14.5.1 GEOLOGICAL INTERPRETATION

In the Avino oxide tailings, a prominent bench separates the lower portion of the deposit (referred to as the “oxide lower bench” in various documents) from the upper portion of the oxide tailings (the “middle bench”). Overlying the oxide tailings is a volume of sulphide tailings material (the “upper bench” or “sulphide tailings”). The sulphide tailings material lacks representative sampling data.

Figure 14.6 is a perspective view looking north, showing the oxide lower bench, oxide lower bench and sulphide tailings and the positions of drillholes and silver assays.

Figure 14.6 Perspective View of Oxide Tailings Drilling and Silver Assays

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14.5.2 WIREFRAMING

The tailings deposit was modelled using topography information supplied by Avino and bedrock contact information from the drilling data.

Figure 14.7 Section View, Looking Northeast, Showing Silver Grades in Oxide Tailings Benches

The grade pattern of the upper and lower and middle benches has been better defined by the addition of the recent drilling information (more than doubling the amount of assays, see Table 14.2). Previously, the middle and lower oxide benches were considered separately from an estimation perspective based on the colour difference, the middle bench appearing to be more reddish than the lower material. This may reflect a change in iron content but not necessarily the gold or silver grades. The sampling data (see Figure 14.7) shows a pattern of silver depletion at the top of the middle bench with enrichment immediately below.

The spatial pattern indicates gradational changes between the middle and lower oxide benches, except for silver which appears to have been leached downwards from the top of the middle bench. While the colour difference between the two units may be significant for iron-bearing species, there is not a great statistical difference between the silver and gold grades in the middle and lower benches, and the leaching effect (see Figure 14.6) appears to affect the upper portion of the middle bench. Consequently, it was decided to estimate the middle and lower bench as a single domain. The use of a variogram and search ellipse, flattened in the horizontal direction also reduces the risk of smearing grade vertically. In future it may be preferable to evaluate the leached cap of the tailings separately from the remainder. The risk of not doing so at this time, is ameliorated by the horizontal variogram continuity which reduces the risk of mixing.

Avino Silver & Gold Mines Ltd.	14-10	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

14.6 EXPLORATORY DATA ANALYSIS

14.6.1 RAW DATA ASSAYS AND STATISTICS

AVINO AND SAN GONZALO

Table 14.2 shows the length-weighted metal statistics for the sample data for the Avino and San Gonzalo mineralization. Assayed metals include silver, gold, and copper. Metals considered in the Avino ET resource estimate include silver, gold, and copper. Metals considered in the San Gonzalo Vein resource estimate include silver and gold.

Oxide Tailings

The drillhole dataset included 91 drillholes with a total metreage of 1,396 m that was completed in the tailings from 1990 to 2016. Only the gold and silver are considered to be of economic interest in the oxide tailings deposit.

Avino Silver & Gold Mines Ltd.	14-11	704-ENG-VMIN03003-01
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Table 14.2 Metal Grade Statistics for 2 m Composites for the Avino and San Gonzalo Vein Systems

Metal	Domain	Number of Composites	Minimum	Maximum	Mean	Variance	CV	Capping Value	Number Capped
Avino Vein
Ag	Main	6,508	0.01	1,289.96	96.60	7151.54	0.88	1000	2
Ag	NE1	191	0.01	233.32	47.70	1795.62	0.89	-	0
Ag	NW1	99	0.01	421.00	100.74	7468.03	0.86	-	0
Ag	NW2	50	0.01	514.49	104.15	13902.29	1.13	-	0
Ag	HW01	121	0.01	366.67	49.25	4621.60	1.38	-	0
Ag	HW02	168	1.58	310.52	42.55	1969.53	1.04	-	0
Au	Main	6,508	0.00	127.29	0.71	7.55	3.85	50	6
Au	NE1	191	0.00	2.25	0.24	0.08	1.16	-	0
Au	NW1	99	0.01	5.60	0.89	0.62	0.89	-	0
Au	NW2	50	0.01	4.00	0.93	0.50	0.76	-	0
Au	HW01	121	0.01	8.96	0.73	1.16	1.48	-	0
Au	HW02	168	0.01	7.65	0.99	1.32	1.16	-	0
Bi	Main	259	0.00	0.47	0.05	0.00	1.26	-	0
Bi_2	Main	6,465	0.00	0.81	0.05	0.00	1.14	-	0
Bi_2	NE1	183	0.00	0.14	0.03	0.00	0.80	-	0
Bi_2	NW1	96	0.00	0.23	0.04	0.00	1.22	-	0
Bi_2	NW2	47	0.00	0.30	0.05	0.00	1.35	-	0
Bi_2	HW01	113	0.00	0.18	0.01	0.00	2.49	-	0
Bi_2	HW02	168	0.00	0.15	0.01	0.00	2.05	-	0
Cu	Main	6,508	0.00	7.07	0.65	0.28	0.82	-	0
Cu	NE1	191	0.01	3.07	0.57	0.24	0.86	-	0
Cu	NW1	99	0.01	2.04	0.55	0.20	0.81	-	0
Cu	NW2	50	0.01	2.15	0.41	0.19	1.07	-	0
Cu	HW01	121	0.01	8.96	0.73	1.16	1.48	-	0
Cu	HW02	168	0.01	7.65	0.99	1.32	1.16	-	0
San Gonzalo Vein
Ag	SG1	6,669	0.00	14,768.40	283.66	349,328.43	2.08	25	5000
Ag	SG2	117	0.90	890.24	72.32	6,500.57	1.11	-	0
Ag	SG3	38	1.69	604.45	95.94	17,852.42	1.39	-	0
Ag	SG4	168	3.72	5,265.20	200.05	315,058.50	2.81	2	3000
Ag	SG5	40	1.50	708.10	111.98	36,807.33	1.71	2	600
Ag	SG6	54	0.70	331.20	40.25	6,418.32	1.99	-	0
Au	SG1	6,669	0.00	204.17	1.48	17.22	2.80	-	0
Au	SG2	117	0.01	3.79	0.56	0.35	1.04	-	0
Au	SG3	38	0.02	3.05	0.58	0.38	1.07	-	0
Au	SG4	168	0.01	13.96	0.69	2.41	2.24	2	10
Au	SG5	40	0.01	9.84	0.74	2.78	2.26	2	4
Au	SG6	54	0.00	2.77	0.30	0.39	2.08	-	0

Avino Silver & Gold Mines Ltd.	14-12	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 14.3 Oxide Tailings Samples by Sampling Campaign

By campaign	Pre-2012	2015-16
Campaign	0	1
Number (Ag)	448	561
Number (Au)	448	556
Number (Cu)	0	566
Number (Pb)	0	563
Number (Zn)	0	566
Mean Ag (g/t)	95.39	97.81
Mean Au (g/t)	0.53	0.47
Mean Cu (%)	-	0.14
Mean Pb (%)	-	0.99
Mean Zn (%)	-	0.19
Variance Ag	814.94	1073.20
Variance Au	0.03	0.06
Variance Cu	-	0.01
Variance Pb	-	0.18
Variance Zn	-	0.04
Minimum Ag	11.00	4.00
Minimum Au	0.10	0.01
Minimum Cu	-	0.00
Minimum Pb	-	0.00
Minimum Zn	-	0.00
Maximum Ag	222.00	309.00
Maximum Au	1.28	2.02
Maximum Cu	-	0.66
Maximum Pb	-	3.26
Maximum Zn	-	1.65
CV Ag	0.09	0.11
CV Au	0.10	0.26
CV Cu	-	0.53
CV Pb	-	0.18
CV Zn	-	1.19

The oxide tailings data have been subdivided by unit and the metal assay statistics are summarized in Table 14.4.

Avino Silver & Gold Mines Ltd.	14-13	704-ENG-VMIN03003-01
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Table 14.4 Oxide Tailings Assays by Unit

Unit	Unknown	Lower	Middle	Bedrock
Length (m)	139.7	608.9	619.2	28.2
Number (Ag)	50	497	482	11
Number (Au)	50	497	482	11
Number (Cu)	41	186	207	3
Number (Pb)	41	186	207	3
Number (Zn)	41	186	207	3
Mean Ag (g/t)	97.72	103.85	89.27	77.55
Mean Au (g/t)	0.39	0.47	0.51	0.29
Mean Cu (%)	0.15	0.13	0.12	0.14
Mean Pb (%)	1.24	1.12	0.85	1.28
Mean Zn (%)	0.18	0.18	0.12	0.20
Variance Ag	20.60	20.60	52.00	20.60
Variance Au	0.20	0.11	0.13	0.11
Variance Cu	0.00	0.00	0.00	0.00
Variance Pb	0.00	0.00	0.00	0.00
Variance Zn	0.00	0.00	0.00	0.00
Minimum Ag	148.13	182.01	193.13	115.00
Minimum Au	0.74	1.08	1.21	0.44
Minimum Cu	0.27	0.27	0.26	0.15
Minimum Pb	1.75	1.83	2.02	1.50
Minimum Zn	0.34	0.38	0.26	0.22
Maximum Ag	542.01	428.63	525.92	1257.48
Maximum Au	0.01	0.02	0.01	0.01
Maximum Cu	24.41	22.01	9.75	3.51
Maximum Pb	479.10	531.34	528.62	453.94
Maximum Zn	18.67	25.97	12.96	6.20
CV Ag	0.00	0.00	0.01	0.00
CV Au	1.30	0.52	0.48	1.34
CV Cu	0.00	0.00	0.00	0.00
CV Pb	0.00	0.00	0.00	0.00
CV Zn	0.00	0.00	0.00	0.00

14.6.2 OUTLIER MANAGEMENT AND CAPPING STRATEGY

It is common practice in the mineral industry to restrict the influence of high assays through “top-cutting” or “capping”. Capping was implemented for each element and for each domain, after to sample length compositing. Capping limits were chosen based on a review of sampling histograms using Snowden Supervisor™ software and examination of coefficient of variation statistic for each domain. The coefficient of variation, also known as relative standard deviation (RSD), is a standardized measure of dispersion of a probability distribution and provides an indication of the presence of significant outliers. Coefficient of variation statistics greater than two and the visual detection of irregular behaviour in the upper portion of log histogram of the data were used as an indicator that capping should be applied.

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14.6.3 DRILLHOLE COMPOSITING

Compositing is carried out to ensure a common ‘change of support’ length. If samples are not composited, small length samples with a high grade (and the converse) might bias the estimation process.

Inspection of the raw data from the Avino and San Gonzalo systems, indicated that a common composite length of 2 m would accommodate most sample lengths as the majority of sample lengths were less than 2 m and 2 m was used as the standard composite length for the deposit.

Compositing in Leapfrog™ included all samples in the composites with a minimum width of 1.0 m within the mineralized zones. New composites were thus created each time the domain changed.

14.7 DENSITY

14.7.1 DENSITY DATA

Density data was supplied by Avino in the form of a set of measurements made at site. Summary statistics for these measurements are provided in Table 14.5 and Table 14.6.

Table 14.5 Avino Vein System Density Data Summary

Domain	Number	Minimum	Maximum	Mean	Variance	Coefficient of Variation
10 (Main)	40	2.53	3.00	2.71	0.02	0.05
HW01	42	2.43	2.90	2.68	0.01	0.03
Wall Rock	93	2.29	3.00	2.65	0.04	0.07
Combined	175	2.29	3.00	2.67	0.03	0.06

Table 14.6 San Gonzalo Vein System Density Data Summary

Domain	Number	Minimum	Maximum	Mean	Variance	Coefficient of Variation
SG1	50	2.40	3.00	2.64	0.03	0.07
SG2	2	2.73	2.78	2.76	0.00	0.01
Wall Rock	41	2.40	3.00	2.69	0.02	0.05
Combined	93	2.40	3.00	2.67	0.03	0.06

Avino Silver & Gold Mines Ltd.	14-15	704-ENG-VMIN03003-01
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The Avino Vein System density data is widely spaced in drillholes across the lower portion of the mine and more than half of the measurements are not in the vein material. The San Gonzalo Vein System density data is more comprehensive but more than 40% of the measurements are not in the vein material.

A global average of 2.63 t/m3 was used for the resource tonnage estimation as it reflects the historic average used at the mine for both the Avino and the San Gonzalo Vein Systems.

Avino conducted bulk density measurements on 432 samples from 20 drillholes in the oxide tailings. Based on these data, Slim (2005d) determined a global average specific gravity value of 1.605 for the oxide tailings. No new specific gravity data that can be considered representative of the tailings pile has been collected, so ARANZ Geo used the specific gravity value of 1.605 for the current oxide tailings estimate.

14.8 BISMUTH

Bismuth is relevant as a penalty element in the Avino Vein material at ET Mine and San Luis. The spatial distribution of the bismuth grade is important for any future planning for possible selective mining or blending. However, there are only 2,462 bismuth assays, compared with 25,074 silver assays. Statistical analysis of the coordinated assay data shows that bismuth is correlated with silver and copper. A linear model was developed using open source R statistical software (R Project 2013) to predict bismuth for samples that have been analysed for silver and copper. The model is summarized in Figure 14.8.

Figure 14.8 Linear Regression Model Coefficients for Bismuth Estimation

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The model was verified against the real bismuth grade assays and the model fit was statistically significant. The linear model was used to estimate bismuth into the block model for the Avino Vein System using the linear relationship Bi = 0.0003574 * [Ag] + 0.0230816 * [Cu] + 0.001615.

In ARANZ Geo’s opinion, this method of estimating bismuth as a penalty element is useful to estimate in situ bismuth. In the future bismuth should be assayed at the same rate as copper to provide more detailed information for mine planning.

14.9 VARIOGRAPHY AND SPATIAL ANALYSIS

Variography was conducted utilizing Snowden Supervisor™ software. The experimental variograms were modelled parallel to the orientations of the veins in the case of the Avino and San Gonzalo Veins and horizontal for the oxide tailings.

Experimental variograms were modelled for the Avino Vein system and the oxide tailings, for all domains and for the relevant potentially useful metals, silver, gold and copper. Experimental variograms were modelled for the San Gonzalo Vein system for all domains and for the relevant potentially useful metals, silver and gold. The variogram models for San Gonzalo have been revised since 2016 to incorporate the observed sub-horizontal trends in grade that appear to reflect telescoping of the mineralization into a vertical window some two to three hundred metres in vertical extent.

Figure 14.9 through to Figure 14.15 show representative variograms. Variograms were modelled in a normal scores transform, using Snowden Supervisor™ and then back-transformed and used for estimation on the untransformed grade data in Leapfrog Edge™. Nearest neighbour (NN) and inverse distance (ID) estimates used the same search ellipses applied for the corresponding ordinary kriged (OK) estimators.

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Figure 14.9 Avino Vein: Main Zone Experimental and Modelled Silver Variograms

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Figure 14.10 Avino Vein: Main Zone Experimental and Modelled Gold Variograms

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Figure 14.11 Avino Vein: Main Zone Experimental and Modelled Copper Variograms

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Figure 14.12 San Gonzalo Vein: SG1 Experimental and Modelled Silver Variograms

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Figure 14.13 San Gonzalo Vein: SG1 Experimental and Modelled Gold Variograms

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Figure 14.14 Oxide Tailings: Domain 10 Experimental Silver Variograms

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Figure 14.15 Oxide Tailings: Domain 10 Experimental Silver Variograms

14.10 INTERPOLATION PLAN AND KRIGING PARAMETERS

Estimation for the Avino and San Gonzalo Vein systems was carried out using Leapfrog Edge™ software and parameters optimized by kriging neighbourhood analysis (KNA) carried out using Supervisor™ software. Optimization was achieved by minimising the number of negative kriging weights and maximising the theoretical slope of regression of the estimates.

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14.10.1 AVINO

A sub-blocked block model was created to cover the Avino system. The parent block size of 20 m by 10 m by 10 m was used for block model and resource estimate. Sub-blocks of 5 m by 1 m by 2 m were used to better fill the vein system model shapes. Sub-blocks were populated with grades corresponding to those estimated in the parent blocks. The interpolation method used for populating the block model was OK following a kriging neighbourhood specification tested in Snowden Supervisor™ software. A minimum of 8 and maximum of 32 composites were used per block with a maximum of 5 samples per drillhole.

Estimation parameters for the Avino Vein System are summarised in Table 14.7.

14.10.2 SAN GONZALO

A single block model was created to cover the San Gonzalo system. A block size of 10 m by 10 m by 10 m was used for block model and resource estimate. The interpolation method used for populating the block model was OK following a kriging neighbourhood specification tested in Snowden Supervisor™ software. A minimum of 16 and maximum of 48 composites were used per block with a maximum of 40 samples per drillhole.

Estimation parameters used for the San Gonzalo System are summarised in Table 14.8.

14.10.3 OXIDE TAILINGS

A single block model was created to cover the Avino oxide tailings deposit. A block size of 20 m by 20 m by 2 m was used for block model and resource estimate, as the average distance between sample drillholes approximates 30 m and the composite length is 2 m. The interpolation method used for populating the block model was OK following a kriging neighbourhood specification tested in Snowden Supervisor™ software. A minimum of 8 and maximum of 32 composites were used per block with a maximum of 40 samples per drillhole.

Estimation parameters used for the oxide tailings deposit are summarised in Table 14.9.

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Table 14.7 Avino Vein System Variogram and Search Parameters

											Ellipsoid Rotation			Min	Max
Metal	Domain	Nugget C0	C1	C2	R11	R12	R13	R21	R22	R23	Dip	Azimuth	Pitch	Comps	Comps
Ag	Main	2390	2940	1740	8	8	8	61	38	18	66	161	157	8	32
Ag	NE1	724	704	380	8	8	8	61	38	18	73	147	80	8	32
Ag	NW1	2390	3473	3030	9	8	8	61	38	18	48	177	76	8	32
Ag	NW2	5240	4860	5500	8	8	8	60	38	18	41	180	110	8	32
Ag	HW01	530	1200	880	8	8	8	61	38	18	59	183	76	8	32
Ag	HW02	980	302	800	9	8	8	62	38	18	63	162	82	8	32
Au	Main	1.35	1.9	4.28	8	8	6	35	25	10	66	161	157	8	32
Au	NE1	0.036	0.036	0.029	7.8	8	6	35	25	10	73	147	80	8	32
Au	NW1	0.28	0.26	0.3	8	8	8	37	25	10	48	177	76	8	32
Au	NW2	0.28	0.26	0.3	8	8	8	35	25	10	41	180	110	8	32
Au	HW01	1.35	1.9	4.28	8	8	6	35	25	10	59	183	76	8	32
Au	HW02	0.5	0.5	0.3	8	8	6	35	25	10	63	162	82	8	32
Bi	Main	0.0012	0.00067	0.0009	8	7	6	83	46	18	57	158	128	8	32
Bi	NE1	0.00017	0.00039	0.00014	6	8	9	63	38	26	73	147	78	8	32
Bi	NW1	0.00015	0.00015	0.00038	10	8	8	62	25	12	48	177	76	8	32
Bi	NW2	0.0000048	0.00017	0.00025	11	11	10	63	41	19	41	180	110	8	32
Bi	HW01	0.00011	0.0002	0.00023	11	8	4	59	25	10	59	183	76	8	32
Bi	HW02	0.00026	0.0001	0.000036	13	9	6	45	23	9	63	162	82	8	32
Cu	Main	0.075	0.095	0.07	7	5	5	50	40	20	66	161	157	8	32
Cu	NE1	0.075	0.095	0.07	7	5	5	50	40	20	73	147	78	8	32
Cu	NW1	0.1	0.07	0.06	7	5	5	50	40	20	48	177	76	8	32
Cu	NW2	0.1	0.07	0.06	7	5	5	50	40	20	41	180	110	8	32
Cu	HW01	1.35	1.9	4.28	8	8	6	35	25	10	59	183	76	8	32
Cu	HW02	0.5	0.5	0.3	8	8	6	35	25	10	63	162	82	8	32

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Table 14.8 San Gonzalo Vein System: Variogram and Search Parameters

											Ellipsoid Rotation
Metal	Domain	Nugget C0	C1	C2	R11	R12	R13	R21	R22	R23	Dip	Azimuth	Pitch	Min Comps	Max Comps
Ag	SG1	165000	200000	109160	16	16	6	92	84	13	76	32	170	8	32
Ag	SG2	4060	6156	900	16	16	6	92	84	16	84	358	168	8	32
Ag	SG3	5000	9000	4013	16	16	6	92	84	16	73	42	166	8	32
Ag	SG4	160000	180000	72635	16	16	6	92	84	16	86	9	117	8	32
Ag	SG5	10000	15000	6487	16	16	6	92	84	16	76	198	14	8	32
Ag	SG6	2000	2000	1400	16	16	6	92	84	16	87	34	168	8	32
Au	SG1	11	7.5	3.94	13	10	3	71	51	10	76	32	170	8	32
Au	SG2	0.17	0.1	0.071	13	10	3	71	51	10	82	358	12	8	32
Au	SG3	0.27	0.2	0.069	13	10	3	71	51	10	73	42	166	8	32
Au	SG4	2.03	0.7	0.33	13	10	3	71	51	10	86	9	168	8	32
Au	SG5	1.6	0.9	0.66	13	10	3	71	51	10	76	198	14	8	32
Au	SG6	0.16	0.1	0.06	13	10	3	71	51	10	87	34	89	8	32

Table 14.9 Oxide Tailings Deposit: Variogram and Search Parameters

Domain 10
Metal	Nugget	C1	R11	R12	R13	C2	R21	R22	R23	Angle1	Angle2	Angle3	mincomps	maxcomps
Ag	0.37	0.49	30	7	68	0.14	130	20	170	0	-90	135	8	32
Au	0.39	0.51	55	8	16	0.1	100	20	92	0	-90	135	8	32
Cu	0.2	0.59	68	8	24	0.21	195	19	112	0	-90	135	8	32
Pb	0.45	0.35	63	13	70	0.2	269	14	170	0	-90	135	8	32
Zn	0.23	0.42	190	11	51	0.35	191	12	165	0	-90	135	8	32

Avino Silver & Gold Mines Ltd.	14-27	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

14.11 RESOURCE BLOCK MODELS

14.11.1 BLOCK MODEL CONFIGURATIONS

The specifications for the estimation block models for the Avino Vein System and the San Gonzalo Vein System (built using Leapfrog Edge™) and the oxide tailings (built using Datamine Studio™)are summarized in Table 14.10. Both the hard rock vein deposit models for the Avino and San Gonzalo systems are rotated about a vertical axis passing through the bottom left hand corner to better conform to the strike of the veins. Sub-blocking was used to optimize volume filling of the vein models by preferentially minimizing block dimension in the Y-dimension for the vein models while the sub-blocking used for the oxide tailings block model minimized the block dimension in the vertical direction. The block models were not inclined, to avoid potential geometric confusion when the models are used for planning and reconciliation.

Table 14.10 Estimation Block Model Specifications

Model	X0	Y0	Z0	NX	NY	NZ	DX	DY	DZ	MinDX	MinDY	MinDZ	RotV
Avino Vein (Leapfrog)	569840	2712270	1800	137	44	65	20	10	10	5	1	2	335
San Gonzalo Vein (Leapfrog)	571065	2714432.5	2355	163	72	56	10	5	10	2.5	0.25	2.5	35
Oxide Tailings (Datamine)	569680	2712020	2170	16	15	37	40	40	2	4	4	0.2	0

Table 14.11 Explanation of Table 14-10

Variable	Meaning
X0	minimum easting
Y0	minimum northing
Z0	minimum elevation
NX	number of primary blocks in easting direction
NY	number of primary blocks in northing direction
NZ	number of primary blocks in elevation direction
DX	primary easting block dimension
DY	primary northing block dimension
DZ	primary vertical block dimension
MinDX	minimum sub-block easting dimension
MinDY	minimum sub-block northing dimension
MinDZ	minimum sub-block vertical dimension
RotV	Rotation angle of model about a vertical axis

Avino Silver & Gold Mines Ltd.	14-28	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

14.11.2 INTERPOLATION

The reported resource relies on OK as the best unbiased linear estimator of grade. Other methods of interpolation, including ID2 and NN were employed for model validation purposes and are retained in the block models.

14.12 MODEL VALIDATION

14.12.1 STATISTICS

Mean metal grade values (silver, gold, and copper) for estimated blocks using OK and ID2 for the Avino Vein System domains are shown in Table 14.12. The two types of estimates are comparable particularly in the Main Zone, which is the largest domain.

Mean metal grade values (Ag and Au) for estimated blocks ordinary kriged (OK) and inverse distance to the second power (ID) for the Avino Vein system domains are shown in Table 14.13. The two types of estimates are comparable particularly in the Main Zone, which is the largest domain.

Avino Silver & Gold Mines Ltd.	14-29	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 14.12 Avino Vein: Block Estimates and Composite Sample Grades

Name		Block Count	Volume	Mean	Std. Dev.	CV	Variance	Minimum	L. Quartile	Median	U. Quartile	Maximum
HW01		72,150	721,500
	Ag_ID_all	60,031	600,310	46.55	28.80	0.62	829.67	5.50	22.79	39.04	66.40	157.22
	AgOK_all	60,031	600,310	40.89	19.34	0.47	373.86	7.65	24.31	37.85	54.52	112.68
	Au_ID_all	54,142	541,420	0.77	0.34	0.44	0.11	0.04	0.52	0.72	0.98	3.08
	AuOK_all	54,142	541,420	0.73	0.23	0.31	0.05	0.24	0.57	0.72	0.86	2.23
	Cu_ID_all	54,142	541,420	0.15	0.09	0.62	0.01	0.03	0.09	0.12	0.19	0.82
	CuOK_all	54,142	541,420	0.16	0.07	0.45	0.01	0.05	0.10	0.13	0.21	0.40
HW02		79,666	856,360
	Ag_ID_all	73,252	792,220	39.54	14.24	0.36	202.78	9.11	30.22	38.01	47.55	94.83
	AgOK_all	73,252	792,220	38.63	10.01	0.26	100.22	10.34	32.28	38.33	45.44	74.15
	Au_ID_all	71,897	778,670	0.84	0.61	0.72	0.37	0.10	0.39	0.66	1.18	3.64
	AuOK_all	71,897	778,670	0.87	0.51	0.58	0.26	0.12	0.47	0.77	1.22	2.51
	Cu_ID_all	71,897	778,670	0.13	0.12	0.94	0.02	0.03	0.06	0.11	0.17	2.21
	CuOK_all	71,897	778,670	0.13	0.07	0.56	0.01	0.04	0.07	0.12	0.16	0.59
Main		526,988	5,598,230
	Ag_ID_all	453,966	4,860,050	78.90	41.73	0.53	1741.18	0.14	50.99	70.94	98.90	518.61
	AgOK_all	453,966	4,860,050	77.40	37.54	0.49	1409.54	0.50	50.87	70.70	97.49	326.15
	Au_ID_all	453,966	4,860,050	0.63	0.57	0.90	0.32	0.01	0.26	0.49	0.83	9.20
	AuOK_all	453,966	4,860,050	0.61	0.51	0.83	0.26	0.01	0.26	0.51	0.83	6.23
	Cu_ID_all	453,966	4,860,050	0.55	0.31	0.55	0.09	0.01	0.34	0.52	0.72	2.99
	CuOK_all	453,966	4,860,050	0.55	0.29	0.52	0.08	0.02	0.35	0.51	0.71	2.23
NE1		64,820	648,200
	Ag_ID_all	33,557	335,570	40.81	21.03	0.52	442.38	1.64	27.69	37.69	50.05	156.58
	AgOK_all	33,557	335,570	43.02	17.40	0.40	302.59	13.15	29.28	39.00	56.42	94.32
	Au_ID_all	33,557	335,570	0.24	0.18	0.76	0.03	0.01	0.08	0.22	0.38	1.80
	AuOK_all	33,557	335,570	0.24	0.18	0.73	0.03	0.01	0.07	0.22	0.39	0.88
	Cu_ID_all	33,557	335,570	0.45	0.21	0.47	0.05	0.02	0.29	0.45	0.58	1.40
	CuOK_all	33,557	335,570	0.45	0.16	0.36	0.03	0.11	0.35	0.45	0.55	1.04
NW1		13,119	131,190
	Ag_ID_all	12,438	124,380	72.01	48.30	0.67	2333.35	6.18	36.95	56.73	93.36	250.23
	AgOK_all	12,438	124,380	73.33	46.15	0.63	2129.74	11.81	40.83	60.19	92.86	235.98
	Au_ID_all	12,653	126,530	0.74	0.41	0.56	0.17	0.20	0.45	0.60	0.87	2.49
	AuOK_all	12,653	126,530	0.75	0.34	0.46	0.12	0.31	0.55	0.62	0.78	2.11
	Cu_ID_all	12,438	124,380	0.46	0.20	0.43	0.04	0.10	0.30	0.44	0.59	1.24
	CuOK_all	12,438	124,380	0.47	0.17	0.37	0.03	0.16	0.35	0.45	0.59	0.98
NW2		11,546	115,460
	Ag_ID_all	10,756	107,560	71.55	64.14	0.90	4114.02	4.98	15.82	43.15	122.52	276.46
	AgOK_all	10,756	107,560	68.15	49.78	0.73	2478.49	12.90	20.04	51.94	109.94	204.36
	Au_ID_all	10,756	107,560	0.91	0.27	0.30	0.07	0.18	0.72	0.92	1.16	1.51
	AuOK_all	10,756	107,560	0.85	0.14	0.16	0.02	0.39	0.76	0.84	0.91	1.31
	Cu_ID_all	10,756	107,560	0.33	0.22	0.65	0.05	0.04	0.13	0.24	0.52	1.20
	CuOK_all	10,756	107,560	0.36	0.18	0.51	0.03	0.10	0.13	0.36	0.52	0.87

Avino Silver & Gold Mines Ltd.	14-30	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 14.13 San Gonzalo Vein: Block Estimates and Composite Sample Grades

Name		Block Count	Volume	Mean	Std. Dev.	CV	Variance	Minimum	L. Quartile	Median	U. Quartile	Maximum
SG1		356842	568531.25
	Ag_ID	318859	509182.81	159.86	195.31	1.22	38144.29	2.30	37.33	94.93	211.95	3946.41
	Ag_OK	318859	509182.81	156.18	181.65	1.16	32995.31	3.04	42.33	100.38	203.94	2301.70
	Au_ID	271130	434606.25	0.81	1.19	1.47	1.41	0.01	0.19	0.41	0.99	28.14
	Au_OK	271130	434606.25	0.81	1.23	1.51	1.50	0.02	0.19	0.41	1.01	23.15
SG2		47936	74900.00
	Ag_ID	36088	56387.50	38.81	30.67	0.79	940.36	5.98	21.94	31.47	44.11	624.41
	Ag_OK	36088	56387.50	47.95	33.71	0.70	1136.40	10.92	20.70	37.65	69.21	257.38
	Au_ID	24189	37795.31	0.31	0.27	0.85	0.07	0.05	0.09	0.16	0.50	1.16
	Au_OK	24189	37795.31	0.33	0.24	0.73	0.06	0.05	0.11	0.24	0.50	1.06
SG3		10025	15664.06
	Ag_ID	5840	9125.00	78.37	23.01	0.29	529.47	22.23	65.38	79.68	92.21	200.60
	Ag_OK	9693	15145.31	80.66	24.89	0.31	619.35	29.95	70.31	75.23	82.29	249.26
	Au_ID	4535	7085.94	0.40	0.18	0.44	0.03	0.18	0.35	0.37	0.39	1.67
	Au_OK	4535	7085.94	0.40	0.17	0.43	0.03	0.22	0.32	0.34	0.38	1.24
SG4		122062	190721.88
	Ag_ID	27942	43659.38	255.74	179.66	0.70	32277.38	27.03	105.08	179.65	416.42	1466.25
	Ag_OK	27942	43659.38	263.03	174.03	0.66	30285.34	33.52	100.17	239.88	402.12	821.71
	Au_ID	13551	21173.44	0.84	0.56	0.67	0.32	0.12	0.46	0.68	1.06	5.07
	Au_OK	13551	21173.44	0.91	0.61	0.67	0.37	0.21	0.47	0.64	1.49	2.75
SG5		47581	74345.31
	Ag_ID	24108	37668.75	98.25	80.16	0.82	6426.00	14.83	19.64	80.86	170.84	326.19
	Ag_OK	24108	37668.75	94.40	64.34	0.68	4139.40	13.57	22.95	93.00	156.26	259.26
	Au_ID	14339	22404.69	0.68	0.63	0.93	0.40	0.06	0.12	0.43	1.23	2.42
	Au_OK	14339	22404.69	0.67	0.57	0.85	0.33	0.09	0.14	0.48	1.29	2.02
SG6		100563	157129.69
	Ag_ID	45332	70831.25	47.82	44.86	0.94	2012.74	4.21	10.78	29.16	77.66	197.34
	Ag_OK	45332	70831.25	48.69	28.05	0.58	786.74	3.76	22.14	48.89	68.46	123.33
	Au_ID	26683	41692.19	0.30	0.31	1.04	0.10	0.01	0.05	0.16	0.49	1.57
	Au_OK	26683	41692.19	0.39	0.28	0.73	0.08	0.01	0.11	0.37	0.66	0.94

Avino Silver & Gold Mines Ltd.	14-31	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Mean values for estimated blocks and composites used for the estimation in the oxide tailings model are shown in Table 14.14. The block estimates show lower silver grades than the composites due to the declustering effect of kriging and the large numbers of relatively high-grade composites in the development sampling.

Table 14.14 Oxide Tailings: Block Estimates and Composite Sample Grades

Estimator	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)
Ordinary Kriging	93.24	0.48	0.130	0.950	0.150
Nearest Neighbour	92.56	0.48	0.129	0.930	0.150
Inverse Distance	93.94	0.48	0.128	0.949	0.151
Composites	96.48	0.46	0.125	0.958	0.153
Number of Blocks	45,607	-	-	-	-

14.12.2 SECTIONS

The spatial pattern of metal grade distributions for the Avino Vein is shown in Figure 14.16 to Figure 14.19, inclusive. Figure 14.16 shows a typical transverse section illustrating the interaction between the secondary (NE1) zone developed on the footwall side of the main the Avino Vein system. Figure 14.17 to Figure 14.19 are longitudinal sections viewed from the south showing silver, gold and copper grades with high-grade zones tending to plunge at about 40° to the west (Horner 2017).

Avino Silver & Gold Mines Ltd.	14-32	704-ENG-VMIN03003-01
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Figure 14.16 Avino Vein: Typical Transverse Section, Looking East through Drillhole ET07-10,

Showing the Block Model Centroids Colour Coded by Silver Grade

Avino Silver & Gold Mines Ltd.	14-33	704-ENG-VMIN03003-01
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Figure 14.17 Avino Vein: Longitudinal Section Showing the Block Model Centroids Colour

Coded by Silver Grade

Figure 14.18 Avino Vein: Longitudinal Section Showing the Block Model Centroids Colour

Coded by Gold Grade

Avino Silver & Gold Mines Ltd.	14-34	704-ENG-VMIN03003-01
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Figure 14.19 Avino Vein: Longitudinal Section Showing the Block Model Centroids Colour

Coded by Coper Grade

The spatial pattern of metal grade distributions for the San Gonzalo Vein is shown in Figure 14.20 to Figure 14.23, inclusive. Figure 14.20 shows a typical transverse section illustrating the relatively narrow San Gonzalo Vein and the Anjelica vein (SG4). Figure 14.21 to Figure 14.23 are longitudinal sections viewed from the south showing silver, gold and copper grades with high-grade zones with a subhorizontal tendency despite some local steepening. It has become clear by continued underground mapping and sampling that the San Gonzalo mineralization is depth-constrained within a 250 m interval, probably due to pressure constraining boiling levels during the residence time of the mineralizaing fluids.

Avino Silver & Gold Mines Ltd.	14-35	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 14.20 San Gonzalo Vein: Typical Transverse Section, Looking East Aligned Along Drillhole

SG1115 Showing the Block Model Centroids Colour Coded by Silver Grade

Avino Silver & Gold Mines Ltd.	14-36	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 14.21 San Gonzalo Vein: Longitudinal Section Showing the Block Model Centroids

Colour Coded by Silver Grade

Figure 14.22 San Gonzalo Vein: Longitudinal Section Showing the Block Model Centroids

Color Coded by Gold Grade

Avino Silver & Gold Mines Ltd.	14-37	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 14.23 San Gonzalo Vein: Longitudinal Section Showing the Block Model Centroids

Colour Coded by Silver Equivalent

14.12.3 SWATH PLOTS

Swath plots were generated for the underground vein deposits to compare trends in the estimated grades for the three estimation methods (ordinary kriging, inverse distance and nearest neighbour) in the block models to the source sampling data. The estimation methods for comparison are ordinary kriging (OK, green), nearest neighbour (NN, red) and inverse distance squared (ID2, blue) block estimates for the silver, gold, and copper) and averages were generated for slices oriented parallel to the eastings, northings and elevations. The widths of the swaths (or slices) are 20 m for eastings and 10 m for elevations and the number of blocks is also plotted as histograms to show the number of blocks. The average of assay composites is shown as a black line.

Figure 14.24 through Figure 14.29 displays the swath plots for the Avino deposit, comparing block model estimates and sample grades.

Avino Silver & Gold Mines Ltd.	14-38	704-ENG-VMIN03003-01
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Figure 14.24 Avino Vein, Swathplot for Silver, Eastings

Avino Silver & Gold Mines Ltd.	14-39	704-ENG-VMIN03003-01
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Figure 14.25 Avino Vein, Swathplot for Gold Eastings

Avino Silver & Gold Mines Ltd.	14-40	704-ENG-VMIN03003-01
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Figure 14.26 Avin Vein, Swathplot for Copper, Eastings

Avino Silver & Gold Mines Ltd.	14-41	704-ENG-VMIN03003-01
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Figure 14.27 Avino Vein, Swathplot for Silver, Elevation

Avino Silver & Gold Mines Ltd.	14-42	704-ENG-VMIN03003-01
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Figure 14.28 Avino Vein, Swathplot for Gold, Elevation

Avino Silver & Gold Mines Ltd.	14-43	704-ENG-VMIN03003-01
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Figure 14.29 Avino Vein, Swathplot for Copper, Elevation

Figure 14.30 through Figure 14.35 displays the swath plots for San Gonzalo Deposit, comparing block model estimates and sample grades.

Avino Silver & Gold Mines Ltd.	14-44	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 14.30 San Gonzalo Vein, Swathplot for Silver, Eastings

Avino Silver & Gold Mines Ltd.	14-45	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 14.31 San Gonzalo Vein, Swathplot for Silver, Northings

Avino Silver & Gold Mines Ltd.	14-46	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 14.32 San Gonzalo Vein, Swathplot for Silver, Elevation

Avino Silver & Gold Mines Ltd.	14-47	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 14.33 San Gonzalo Vein, Swathplot for Gold, Eastings

Avino Silver & Gold Mines Ltd.	14-48	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 14.34 San Gonzalo Vein, Swathplot for Gold, Northings

Avino Silver & Gold Mines Ltd.	14-49	704-ENG-VMIN03003-01
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Figure 14.35 San Gonzalo Vein, Swathplot for Gold, Elevation

Figures 14-31 and 14-34 illustrate the restricted vertical interval within which the pressure conditions for silver and gold grade mineralization were operative in the San Gonzalo mineralization event. Figure 14-27 shows a similar pattern for gold in the Avino Vein. However, Figures 14-26 and 14-28 indicate that the silver and copper mineralization window for the Avino Vein system is more persistent with depth.

Figure 14.36 through Figure 14.41 displays the swath plots for the oxide tailings deposit, comparing block model estimates and sample grades.

Avino Silver & Gold Mines Ltd.	14-50	704-ENG-VMIN03003-01
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Figure 14.36 Oxide Tailings Deposit, Swathplot for Silver, Easting

Avino Silver & Gold Mines Ltd.	14-51	704-ENG-VMIN03003-01
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Figure 14.37 Oxide Tailings Deposit, Swathplot for Gold, Easting

Avino Silver & Gold Mines Ltd.	14-52	704-ENG-VMIN03003-01
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Figure 14.38 Oxide Tailings Deposit, Swathplot for Silver, Northing

Figure 14.39 Oxide Tailings Deposits, Swathplot for Gold, Northing

Avino Silver & Gold Mines Ltd.	14-53	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 14.40 Oxide Tailings Deposit, Swathplot for Silver, Elevation

Figure 14.41 Oxide Tailings Deposit, Swathplot for Gold, Elevation

Avino Silver & Gold Mines Ltd.	14-54	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

The swath plot comparisons show reasonable correspondence between block estimates and sampling data. As expected, the OK and ID estimates show less extreme values than the NN estimates particularly near the edges of the models.

14.13 MINERAL RESOURCE CLASSIFICATION

14.13.1 INTRODUCTION

CIM Definition Standards (adopted by the CIM Council on May 10, 2014) for reporting on mineral resources are stated below:

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors. The phrase ‘reasonable prospects for eventual economic extraction’ implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. The Qualified Person should consider and clearly state the basis for determining that the material has reasonable prospects for eventual economic extraction. Assumptions should include estimates of cutoff grade and geological continuity at the selected cut-off, metallurgical recovery, smelter payments, commodity price or product value, mining and processing method and mining, processing and general and administrative costs. The Qualified Person should state if the assessment is based on any direct evidence and testing.

Avino Silver & Gold Mines Ltd.	14-55	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Interpretation of the word ‘eventual’ in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage ‘eventual economic extraction’ as covering time periods in excess of 50 years. However, for many gold deposits, application of the concept would normally be restricted to perhaps 10 to 15 years, and frequently to much shorter periods of time.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person has taken steps to verify the information meets the requirements of an Inferred Mineral Resource.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Avino Silver & Gold Mines Ltd.	14-56	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Pre-Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

The Avino resource has estimates for silver, gold, copper, zinc, and lead but reports silver, gold and copper. Silver, gold and copper are recovered from the Avino material and gold and copper are included in the silver equivalent calculation.

The San Gonzalo resource estimates silver, gold, copper, zinc, and lead but reports only silver and gold. This is because copper, lead and zinc are not current payable metals at San Gonzalo and only gold is additional in the silver equivalent estimate.

Resource classification for both Avino and San Gonzalo is in part based on kriging variance, geological consideration and the practical geometry of distance from data.

The 2014 CIM Definition Standards of indicated Mineral Resources includes the phrase that “quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit”.

Avino Silver & Gold Mines Ltd.	14-57	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

ARANZ Geo has noted that, in our opinion, the current information available for estimating in situ density is insufficient to support localized (block) estimates to the same level of detail as the metal grades. However, the current data shows that the wall-rock and vein material of the Avino and San Gonzalo deposits have small differences (density difference of vein to wall-rock less than 2%) and very low variability within the veins as measured by the coefficient of variation (less than 0.08, see Table 14.5). The variability of the metal grades shows levels of variability orders of magnitude higher as measured by the coefficient of variation (between 0.4 and 4.4, see Table 14.2). It would be ideal to have density measurements sufficient for local block estimation. However, potential error resulting from the use of a global density mean is likely to be less than 2%. No significant density anomalies have been reported during the current phase of production at the Avino property. Based on the data from the Avino and San Gonzalo veins, grade is a much more material risk factor than the density information. ARANZ Geo considers the restricted amount of density information to be less material and significant than the metal grade variability. ARANZ Geo used the kriging variance of the silver grade estimates as the main factor for resource classification.

ARANZ Geo has also noted that, despite the lack of metallurgical bulk sampling, there have been several years of metal production from ore of all operating levels on the Avino and San Gonzalo Veins using current processing facilities and that there has been no report of unforeseen metallurgical recovery issues. ARANZ Geo considers that this production history mitigates the lack of a formal bulk sampling program or density data and has allowed mineral resources to be defined with sufficient confidence to support detailed mine planning and evaluation of the economic viability of the deposit.

Table 14.15 Criteria for Classification of Underground Mineral Resources

Avino
Measured:	Ag_kvar <=0.75 (up to 20 m from sampled development)
Indicated:	Ag_kvar <=0.50 (35 m from sampling, contiguous with development and measured)
Inferred:	Up to 200 m from sampling data (with demonstrated vein continuity)
San Gonzalo
Measured:	Ag_kvar <=0.18 (up to 15 m from sampled development)
Indicated:	Ag_kvar <=0.24 (up to 30 m from sampling, contiguous with development and measured)
Inferred:	Up to 200 m from at least 3 holes data (with demonstrated vein continuity)

Avino Silver & Gold Mines Ltd.	14-58	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

14.14 MINERAL RESOURCE TABULATION

14.14.1 CUT-OFFS AND SILVER EQUIVALENT CALCULATIONS

The San Gonzalo and Avino reported Mineral Resources are tabulated on the basis of AgEQ cut-offs (Table 14.16).

Table 14.16 Silver Equivalent Based Metal Prices and Operational Recovery Parameters

Metal	Price	Unit	Recovery (%)	Rev. ($/t)	AgEQ per Grade Unit
San Gonzalo Vein System
Ag	17.50	$/oz	83	0.52	1.00
Au	1,300.00	$/oz	73	29.34	56.38
Avino Vein System
Ag	17.50	$/oz	86	0.54	1.00
Au	1,300.00	$/oz	75	30.14	55.90
Cu	3.00	$/lb	85	39.35	72.99
Bi	Penalty Variable	-	70
Avino Oxide Tailings
Ag	19.50	$/oz	73	0.46	1.00
Au	1,250.00	$/oz	79	31.75	69.37

Silver equivalent was calculated from metal grade estimates using operational recovery parameters and the metal prices based on price trends over the last three years. The gold price used is $1,300/oz for the Avino and San Gonzalo Veins and $1,300/oz for the oxide tailings. The silver price used is $17.50/oz for the Avino and San Gonzalo Veins and $19.50/oz for the oxide tailings. The copper price used is $3.00/lb. Copper was only used in the equivalent calculation for the Avino System, the only mineralization where the copper grade justifies extraction.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Avino Silver & Gold Mines Ltd.	14-59	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 14.17 Mineral Resource Statement for the Avino Property

				Grade				Metal Contents
Resource Category	Deposit	Cut-off(AgEQ g/t)	Tonnes (t)	AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ (million tr oz)*	Ag (million tr oz)	Au (thousand tr oz)	Cu (t)
Measured and Indicated Mineral Resources
Measured	Avino – ET	60	3,890,000	141	71	0.54	0.55	17.6	8.9	67.4	21,000
Measured	Avino – San Luis	60	650,000	142	67	0.70	0.49	3.0	1.4	14.6	3,000
Measured	San Gonzalo System	130	290,000	397	314	1.65	0.00	3.7	2.9	15.4	0
Total Measured	All Deposits	-	4,830,000	156	85	0.63	0.51	24.3	13.2	97.4	24,000
Indicated	Avino – ET	60	2,640,000	105	49	0.56	0.34	8.9	4.2	47.6	9,000
Indicated	Avino – San Luis	60	1,620,000	126	54	0.82	0.36	6.6	2.8	42.9	6,000
Indicated	San Gonzalo System	130	240,000	319	257	1.25	0.00	2.5	2.0	9.6	0
Indicated	Oxide Tailings	50	1,330,000	124	98	0.46	0.00	5.3	4.2	19.8	0
Total Indicated	All Deposits	-	5,830,000	124	70	0.64	0.25	23.3	13.1	119.8	15,000
Total Measured and Indicated	All Deposits	-	10,660,000	139	77	0.63	0.37	47.5	26.3	217.2	39,000
Inferred Mineral Resources
Inferred	Avino – ET	60	2,380,000	111	58	0.51	0.33	8.5	4,4	39.1	8,000
Inferred	Avino – San Luis	60	1,780,000	124	57	0.72	0.38	7.1	3.2	41.2	7,000
Inferred	San Gonzalo System	130	120,000	262	219	0.86	0.00	1.0	0.8	3.3	0
Inferred	Oxide Tailings	50	1,810,000	113	88	0.44	0.00	6.6	5.1	25.6	0
Total Inferred	All Deposits	-	6,090,000	118	70	0.56	0.24	23.2	13.6	109.2	15,000

Avino Silver & Gold Mines Ltd.	14-60	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Notes:

Figures may not add to totals shown due to rounding.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM) Definition Standards

For Mineral Resources and Mineral Reserves incorporated by reference into National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects.

Mineral Resources are reported at cut-off grades 60 g/t, 130 g/t, and 50 g/t AgEQ grade for ET, San Gonzalo, an oxide tailings, respectively.

AgEQ or silver equivalent ounces are notational, based on the combined value of metals expressed as silver ounces

Cut-off grades were calculated using the following assumptions:

For Avino (ET and San Luis), San Gonzalo: gold price of US$1,300/oz, silver price of US$17.50/oz, and copper price of US$3.00/lb

For Oxide Tailings: gold price of US$1,250/oz, silver price of US$19.50/oz

A net smelter return (NSR) was calculated and the silver equivalent was back calculated using the following formulas:

For ET: AgEQ = (24.06 x Au (g/t) + 0.347 x Ag (g/t) + 43.0 x Cu (%) – 151.8 x Bi (%)) / 0.347

For San Gonzalo: AgEQ = (0.03 x Au (g/t) + 0.385 x Ag (g/t) – 4.03/0.385

For Oxide Tailings: AqEQ = 69.37 x Au (g/t) + Ag (g/t)

No Mineral Resource has been estimated for the sulphide tailings portion of the Property.

Avino Silver & Gold Mines Ltd.	14-61	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

14.14.1 GRADE-TONNAGE TABLES

Table 14.18 to Table 14.25 inclusive, provide a summary of the grade and tonnage for the Avino, San Gonzalo and Tailings models at a series of cutoffs. These tables show the grade and tonnages for mineralized material at confidence levels of confidence (see Table 14.14) equivalent to measured, indicated and inferred for the three deposits. Each table contains a grey-highlighted line that represents the selection used for the Mineral Resource summarized in Table 14.17.

Table 14.18 Avino Vein (ET and San Luis) – High Confidence/Measured

Cut-off AuEQ (g/t)	Tonnes (t)	AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)
20	4,720,000	137.5	68.0	0.5	0.5
40	4,650,000	139.0	69.0	0.6	0.5
60	4,540,000	141.0	70.4	0.6	0.5
80	3,960,000	152.3	77.6	0.6	0.6
100	3,450,000	161.4	82.5	0.6	0.6

Table 14.19 Avino Vein (ET and San Luis) – Medium Confidence/Indicated

Cut-off AuEQ (g/t)	Tonnes (t)	AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)
20	4,430,000	110.6	49.4	0.65	0.34
40	4,390,000	111.4	49.9	0.65	0.34
60	4,260,000	113.1	50.9	0.66	0.35
80	3,030,000	131.8	61.2	0.74	0.40
100	2,300,000	145.3	68.2	0.78	0.46

Table 14.20 Avino Vein (ET and San Luis) – Low Confidence/Inferred

Cut-off AuEQ (g/t)	Tonnes (t)	AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)
20	4,870,000	113.5	55.0	0.58	0.36
40	4,770,000	115.2	56.0	0.59	0.36
60	4,160,000	116.5	57.4	0.60	0.35
80	3,620,000	130.8	64.4	0.67	0.40
100	2,840,000	142.1	70.0	0.71	0.44

Avino Silver & Gold Mines Ltd.	14-62	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 14.21 San Gonzalo Vein – High Confidence/Measured

Cut-off AuEQ (g/t)	Tonnes (t)	AgEQ (g/t)	Ag (g/t)	Au (g/t)
90	360,000	338.8	267.5	1.43
110	320,000	366.6	290.1	1.53
130	290,000	396.8	314.4	1.65
150	260,000	425.4	336.8	1.77
170	230,000	456.1	361.3	1.90

Table 14.22 San Gonzalo – Medium Confidence/Indicated

Cut-off AuEQ (g/t)	Tonnes (t)	AgEQ (g/t)	Ag (g/t)	Au (g/t)
90	330,000	265.4	213.5	1.04
110	280,000	293.9	236.4	1.15
130	240,000	319.1	256.8	1.25
150	220,000	336.6	270.9	1.31
170	190,000	360.2	290.2	1.40

Table 14.23 San Gonzalo – Low Confidence/Inferred

Cut-off AuEQ (g/t)	Metric (t)	AgEQ (g/t)	Ag (g/t)	Au (g/t)
90	160,000	220.7	184.6	0.72
110	140,000	245.3	204.9	0.81
130	120,000	262.3	219.2	0.86
150	110,000	276.9	231.1	0.92
170	90,000	293.0	244.7	0.96

Avino Silver & Gold Mines Ltd.	14-63	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 14.24 Oxide Tailings – Medium Confidence/Indicated

Cut-off AgEQ (g/t)	Tonnes (t)	AgEQ (g/t)	Ag (g/t)	Au (g/t)
50	1,329,680	123.69	97.85	0.46
90	1,329,680	123.69	97.85	0.46
100	1,246,533	125.43	99.52	0.46
110	1,113,074	127.88	101.94	0.46
120	817,672	132.45	105.81	0.48
130	412,200	140.02	111.51	0.51
140	165,903	148.05	117.76	0.54
150	49,547	156.67	126.68	0.54

Table 14.25 Oxide Tailings – Low Confidence/Inferred

Cut-off AgEQ (g/t)	Tonnes (t)	AgEQ (g/t)	Ag (g/t)	Au (g/t)
50	1,810,640	112.51	87.91	0.44
70	1,810,640	112.51	87.91	0.44
80	1,672,985	115.39	88.76	0.48
90	1,630,901	116.14	88.82	0.49
100	1,580,804	116.71	89.23	0.49
110	994,997	123.72	95.01	0.51
120	541,494	131.80	102.11	0.53
130	290,153	137.97	107.37	0.55
140	112,432	143.11	111.60	0.56
150	3,657	154.09	122.29	0.57

14.14.2 GRADE-TONNAGE GRAPHS

Figure 14.42 to Figure 14.49 show the grade-tonnage curves for the mineralized material in the Avino and San Gonzalo Vein systems and the oxide tailings. The graphs correspond to the information shown in Table 14.18 to Table 14.25 inclusive, provide a summary of the grade and tonnage for the Avino, San Gonzalo and Tailings models at a series of cut-offs. These tables show the grade and tonnages for mineralized material at confidence levels of confidence (see Table 14.14Table 14.14) equivalent to measured, indicated and inferred for the three deposits. Each table contains a grey-highlighted line that represents the selection used for the Mineral Resource summarized in Table 14.17.

Avino Silver & Gold Mines Ltd.	14-64	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 14.42 Grade Tonnage Graph of Avino Vein Material at Measured Confidence Level

Figure 14.43 Grade Tonnage Graph of Avino Vein Material at Indicated Confidence Level

Avino Silver & Gold Mines Ltd.	14-65	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 14.44 Grade Tonnage Graph of Avino Vein Material at Inferred Confidence Level

Figure 14.45 Grade Tonnage Graph of San Gonzalo Vein Material at Measured Confidence Level

Avino Silver & Gold Mines Ltd.	14-66	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 14.46 Grade Tonnage Graph of San Gonzalo Vein Material at Indicated Confidence Level

Figure 14.47 Grade Tonnage Graph of San Gonzalo Vein Material at Inferred Confidence Level

Avino Silver & Gold Mines Ltd.	14-67	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 14.48 Grade Tonnage Graph of Oxide Tailings Material at Indicated Confidence Level

Figure 14.49 Grade Tonnage Graph of Oxide Tailings Material at Inferred Confidence Level

Avino Silver & Gold Mines Ltd.	14-68	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

14.15 SULPHIDE TAILINGS

There is no current resource estimate for the sulphide tailings (The upper bench of the tailings heap shown in Figure 14.6).

Some sampling was carried out in 2005 by means of hand-dug pits on the “upper bench” of sulphide tailings but this information does not provide an unbiased sample, being restricted to the top surface of the deposit and consequently no estimation can be carried out with any confidence on the sulphide tailings.

The volume of the deposit can be estimated, but the tonnage and recoverable metal are not quantifiable. At best, the sulphide tailings are considered a target for further exploration.

No Mineral Resource for the sulphide tailings is disclosed in this Technical Report.

Avino Silver & Gold Mines Ltd.	14-69	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

15.0 MINERAL RESERVE ESTIMATES

There are currently no Mineral Reserves on the Property.

Avino Silver & Gold Mines Ltd.	15-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

16.0 MINING METHODS

A PEA should not be considered to be a Prefeasibility or Feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Furthermore, there is no certainty that the conclusions or results reported in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

16.1 MINING AT THE AVINO PROPERTY

Tetra Tech mining engineer, Mr. M. Horan, conducted a site visit to the Avino mine, Durango, Mexico on the 19th of December 2017. An underground visit was conducted to mining operations on both the Avino vein and the San Gonzalo veins.

The site visit included review of mining methods and reviewing short term mining plans.

16.2 AVINO VEIN

Avino has not based its production decisions on a Feasibility study or Mineral Reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and multiple technical and economic risks of failure, which are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in a Feasibility study, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts. Information in this section was provided by Avino.

Avino is currently mining on the Avino Vein using sublevel stoping and room and pillar mining methods. Levels are spaced 20 m apart and accessed via crosscuts from the main ramp.

The room and pillar methods is used on each sublevel to mine out each level to the extents of the mineralisation. Longholes are then drilled between the sublevels to facilitate blasting of the mineralisation between the sublevels.

Avino has not yet developed a LOM plan for the Mineral Resources in the Avino Vein; however, mine development and production have been scheduled on a monthly basis for 2018 to 2022.

Avino Silver & Gold Mines Ltd.	16-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

From 1997 to 2001, mining in the Avino Vein consistently yielded 1,000 t/d of mill feed. During that period, mine production was comprised of ore development mining (drift and slash) and longhole stoping. In contrast, Avino’s strategy for 2015 and 2016 was to produce 1,000 t/d of mill feed by ore development mining until reaching Level 17. The longhole stoping and sublevel caving will then be employed to extract the mineralized material between Levels 9.5, when mining ceased in 2001, to Level 17. In Q4 2014, approximately 35,000 t of mill feed was stockpiled near the mine portal as operations started ramping up. The average mining rate during the first 12 days of January 2015 was 700 t/d and a steady state mining rate of 1,100 t/d has been achieved since then.

Production from the Avino Vein is summarized in Table 16.1.

Table 16.1 Recent Production from the Avino Vein

Production Description	2015	2016	2017
Mill Feed Tonnage
Tonnes Milled (t)	396,113	429,289	460,890
Feed Grade
Silver (g/t)	65	67	64
Gold (g/t)	0.29	0.42	0.52
Copper (%)	0.62	0.50	0.48
Recovery
Silver (%)	87	85	85
Gold (%)	75	64	69
Copper (%)	87	90	89
Total Metal Produced
Silver Produced (oz)	717,901	789,372	803,438
Gold Produced (oz)	2,757	3,691	5,259
Copper Produced (lb)	4,743,691	4,206,585	4,373,166
Ag_Eq Produced (oz)	1,801,997	1,606,272	1,911,428

Source: Avino (2018c; 2017a; 2017b)

16.3 SAN GONZALO VEIN

Avino has not based its production decisions on a Feasibility study or Mineral Reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and multiple technical and economic risks of failure, which are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in a Feasibility study, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts. Information in this section was provided by Avino.

Avino is currently mining on the San Gonzalo Vein using cut-and-fill and shrinkage stoping methods.

Avino Silver & Gold Mines Ltd.	16-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Production from the San Gonzalo Vein is summarized in Table 16.2.

Table 16.2 Recent Production from the San Gonzalo Vein

Production Description	2012	2013	2014	2015	2016	2017
Mill Feed Tonnage
Total Mill Feed (t)	19,539	78,415	79,729	121,774	115,047	81,045
Feed Grade
Silver (g/t)	259	288	337	279	267	269
Gold (g/t)	1.04	1.34	1.88	1.48	1.25	1.32
Recovery
Silver (%)	79	83	84	83	83	84
Gold (%)	70	73	78	75	74	78
Total Produced
Silver (oz)	128,607	602,233	724,931	907,384	822,689	590,765
Gold (oz)	455	2,473	3,740	4,326	3,427	2,675
Ag_Eq Produced (oz)	151,372	751,462	958,702	1,218,351	1,073,062	789,157

Source: Avino (2018c; 2017a; 2017b)

16.3.1 BULK SAMPLE PROGRAM

Note that information in this section was provided by Avino.

No formal Prefeasibility study has been commissioned, but a 10,000 t bulk sample program was carried out in 2011, and in July 2011 the results were announced. The bulk sample was intended to allow Avino to assess the economics of the zone by confirming mineral grades obtained through earlier diamond drilling. The bulk sample program was completed during Q1 2011.

The overall bulk sample feed grade was 261 g/t silver and 0.9 g/t gold. Silver and gold recoveries were 76% and 59%, respectively, and 232 dry tonnes of flotation concentrate were produced, of which 188 t were sold for net proceeds of US$1.83 million. If the entire production were sold under the same contract terms, the net proceeds would have been US$2.26 million.

Evaluation costs relating to mining, milling, and overhead for the bulk sample program were US$567,045 or US$7.62/oz Ag_Eq, including the costs for the raises and stopes. The cost per tonne produced was US$53.91 and proceeds on 188 t of concentrate sold at US$1.83 million. (The contract prices per ounce of silver and gold were US$36.75 and US$1,511.31, respectively.)

On the basis of internal modelling of the bulk sampling program, Avino proceeded with their mine plan to develop the third, fourth, and fifth levels and to provide mill feed at the rate of 250 t/d on a sustained basis.

It should be noted this production decision is being made without Mineral Reserves or any studies of economic viability that have been prepared in accordance with NI 43-101.

Avino Silver & Gold Mines Ltd.	16-3	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

16.3.2 PRODUCTION

Note that information in this section was provided by Avino.

Recent production for the Avino Vein and San Gonzalo Vein are summarized in Table 16.1 and Table 16.2, respectively.

Concentrate has been sold on a regular basis to a concentrate-trading firm, with shipments taking place monthly. The Q3 2017 financial results indicated that the cost as cash per ounce silver for the San Gonzalo and Avino Veins was US$9.74. Mining and milling operations continue, even though there has been no Prefeasibility or Feasibility study commissioned after the bulk sample program.

16.3.3 MINE DESIGN

Note that information in this section was provided by Avino.

Access to the underground mining on the San Gonzalo Vein is via a 4 m by 4 m decline developed at -12%. Ground conditions are good. Ground support is mainly bolting, as required.

San Gonzalo uses shrinkage mining for the narrower material, approximately 1.4 m in width, and cut-and-fill mining for mineralized material wider than 2 m.

During shrinkage mining, miners use hand-held jacklegs and stopers to drill and blast in stopes. Material is drilled and blasted using jacklegs to breast horizontally, with two miners from two ends of the stope, with several breasts worked on at once. After each blast, the swell (approximately 40% of the broken material) is mucked from the extraction drift below to allow room for the miners to drill the next lift. Materials and supplies are carried into the stopes by hand down a small raise equipped with steel ladders and a rope. Only 40% of the material is extracted during mining, with the remainder extracted after all mining has been completed; meaning more stopes are required in the development stage at one time to sustain production targets. Scoops are used to muck from the extraction drift below and the material is trammed to a mineralized material pass.

Cut-and-fill mining is more mechanized, as access for scoops is maintained in the stopes from the main ramp by a smaller access attack decline/incline ramp. This access means less manhandling of materials and provides material on a steady basis from each lift while mining takes place. This method requires that waste fill be placed after each lift of material has been mined prior to mining the next lift. Stopers are used to drill vertical holes, with half the stope being blasted at once. A two-yard scoop is used in the stope to place waste and muck material. It is 1.2 m wide and requires 2.0 m wide to operate. No mill discharge is used for backfilling.

The mine is able to achieve a production rate of 230 t/d, with three shrinkage stopes and one cut-and-fill stope developed/mined at once, plus two headings in mineralized material or the shrinkage undercut. The mine works 6 d/wk, or 26 d/mo. A mining contractor has been hired for material haulage.

Avino Silver & Gold Mines Ltd.	16-4	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

16.4 OXIDE TAILINGS

The oxide tailings Mineral Resource will be mined/moved using a conventional truck/loader surface mining method. The production cycle consists of loading and trucking.

16.4.1 SCHEDULE

The production schedule has been developed for the oxide tailings based on a treatment rate of 500 kt/a. This would be equivalent to a throughput rate of 1,370 t/d. This will give an overall Project duration of approximately eight years. This eight-year period includes one year of pre-production and excludes the time required for remediation of the heap after the leaching process has been completed. Only oxide tailings will be considered for treatment, while sulphide materials will be considered waste. The production schedule is shown in Table 16.3.

Table 16.3 Mining Production Schedule

Year	Mineralized Material (t)	Head Grade		Waste (t)	Total Material Moved (t)
		Ag (g/t)	Au (g/t)
-1	-	-	-	500,000	500,000
1	350,000	88.83	0.51	558,906	908,906
2	500,000	100.11	0.48	497,101	997,101
3	500,000	94.95	0.44	498,995	998,995
4	500,000	78.28	0.45	75,148	575,148
5	499,673	82.99	0.44	500,327	1,000,000
6	500,000	87.95	0.36	295,829	795,829
7	272,641	76.27	0.28	12,405	285,046
LOM	3,122,314	87.75	0.43	2,938,711	6,061,025

16.4.2 EQUIPMENT

The mining operations include loading and trucking. Loading/trucking operations will be conducted in two, 12 h shifts per day. A 3.85 m3 rated (5.0 yd3) front-end loader will be used to load 3, 24 t articulated truck that will either deliver the sulphide tailings to the sulphide waste stockpile or the oxide tailings to the oxide tailings hopper.

16.4.3 MODIFYING SITE CONSIDERATIONS

Certain areas of the tailings might contain high amounts of moisture that can lead to equipment getting stuck. To mitigate this challenge, wider, oversized tires with chains will be installed on the front-end loader. Also, the front-end loader bucket will be downsized to 3.06 m3 (4.0 yd3). This will lighten the load on the front tires preventing them from sinking into saturated material. The trucks will not enter the soft zones so there will be no modifications to the trucks.

16.5 SULPHIDE TAILINGS

Avino is not currently conducting treatment activity on the sulphide tailings. In this study, sulphide tailings are considered as waste.

Avino Silver & Gold Mines Ltd.	16-5	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

17.0 RECOVERY METHODS

As mentioned in Section 13.0, there are three separate mineralization sources in the Property, including the Avino and San Gonzalo mines, which are currently in operation, and the potential tailings resource from previous milling operations. The San Gonzalo Mine entered commercial production in October 2012, followed by reopening the Avino Mine in January 2015. The two mines feed a conventional flotation mill that has three separate circuits and a capacity of 1,500 t/d.

From January 2017, Avino has been constructing a new separate processing line identified as Circuit #4. The addition of Circuit #4 will have an identical throughput capacity as Circuit #3 which currently used for processing the materials from the Avino mine. The mill expansion is expected to increase overall mill capacity to 2,500 t/d.

The existing crushing plant will be upgraded to accommodate the higher throughput with a new larger tertiary cone crusher. The equipment in grinding, flotation and dewatering circuits planned for the expansion are similar in size to the existing equipment used for Circuit #3. The initial mill feed to Circuit #4 will be from the existing surface stockpiles although the additional circuit will be mainly used for processing the materials from San Luis of the Avino vein system.

Currently, there is no operation for the tailings resource. The PEA study conducted in 2017 proposed heap leaching treatment for the silver and gold recovery from the oxide tailings portion of the Property. The proposed treatment was discussed in details in the technical report entitled “Technical Report on the Avino Property”, dated April 11, 2017.

Avino is not currently conducting mining activity on the sulphide tailings. No recovery methods are currently proposed for the sulphide tailings.

17.1 AVINO VEIN

Avino is currently conducting mining activity on the Avino Vein and processing Avino Vein material at the mine plant.

Historically, prior to the mine shutting down in 2001, Avino operated a 1,000 t/d processing plant, producing a copper concentrate that was sold to a smelter in San Luis Potosi for approximately 27 years. From 1997 to 2001, the mill process rate averaged 1,000 t/d and achieved up to 1,300 t/d. The mine and mill operations were then suspended. Following several years of redevelopment, Avino completed the Avino Mine and mill expansion in Q4 2014. On January 1, 2015, full scale operations commenced and commercial production was declared effective April 1, 2016 following a 19 month advancement and test period.

Avino Silver & Gold Mines Ltd.	17-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

The plant consists of a conventional three-stage crushing circuit with the tertiary crusher in closed circuit with a screen. The crushed material is fed to a ball mill and the ball discharge is classified with a hydrocyclone at a grind size of approximately 65% passing 200 mesh. Lime is added in the ball mill to raise the flotation pH to about 10.5 to depress pyrite. Flotation reagents used include Aeroflot 208, 404 and Aerophine 3418, together with a glycol frother. The concentrates from the rougher and scavenger circuits are upgraded in a cleaner circuit with the final concentrate reporting to a dewatering circuit. The final concentrate is dewatered to approximately 8% moisture and then shipped to the smelter. Flotation tailings is pumped to the permitted tailings impoundment where decant water is reclaimed for process use.

A single stage of cleaning is used for the rougher and scavenger concentrates to produce a final copper concentrate grading 20 to 25% copper. Typical copper recoveries range from 85 to 90%, silver in the mid 80’s, and gold between 60 and 70% depending on the source of the material. Process optimization should focus on reducing the bismuth content in the concentrate and on improving gold recovery.

A summary of the mill production and balance for 2015, 2016, and 2017 is provided in Table 17.1.

Table 17.1 Avino Vein Mill Production

Production Description	2015	2016	2017
Mill Feed Tonnage
Tonnes Milled (t)	396,113	429,289	460,890
Feed Grade
Silver (g/t)	65	67	64
Gold (g/t)	0.29	0.42	0.52
Copper (%)	0.62	0.50	0.48
Recovery
Silver (%)	87	85	85
Gold (%)	75	64	69
Copper (%)	87	90	89
Total Metal Produced
Silver Produced (oz)	717,901	789,372	803,438
Gold Produced (oz)	2,757	3,691	5,259
Copper Produced (lb)	4,743,691	4,206,585	4,373,166
AgEQ Produced (oz)	1,801,997	1,606,272	1,911,428

Source: Avino (2018; 2017a,)

Avino Silver & Gold Mines Ltd.	17-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

The simplified flowsheet, including grinding and flotation circuits, is shown in Figure 17.1.

Figure 17.1 Simplified Flowsheet – Avino Vein

Avino Silver & Gold Mines Ltd.	17-3	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

17.2 SAN GONZALO VEIN

The San Gonzalo Mine entered commercial production in October 2012. The current process plant consists of crushing and grinding facilities, followed by a gravity and flotation process circuit to recover and upgrade silver and gold from the feed material. Aeroflot 208 and Aerophine 3418, together with a glycol frother, are used within the flotation circuit. The flotation concentrate is thickened, filtered to approximately 8% moisture content, and sent to the concentrate stockpile for subsequent shipping to customers. A gravity concentrator has been incorporated into the grinding circuit to recover electrum and to improve the overall silver and gold recoveries.

The final flotation tailings is disposed of in the existing permitted tailings storage facility. A summary of the material and metallurgical balances from April 2013 is outlined in Table 17.2. The process flowsheet is similar to the one used for the Avino vein as shown in Figure 17.1.

Table 17.2 San Gonzalo Vein Mill Production

Production Description	2012	2013	2014	2015	2016	2017
Mill Feed Tonnage
Total Mill Feed (t)	19,539	78,415	79,729	121,774	115,047	81,045
Feed Grade
Silver (g/t)	259	288	337	279	267	269
Gold (g/t)	1.04	1.34	1.88	1.48	1.25	1.32
Recovery
Silver (%)	79	83	84	83	83	84
Gold (%)	70	73	78	75	74	78
Total Produced
Silver (oz)	128,607	602,233	724,931	907,384	822,689	590,765
Gold (oz)	455	2,473	3,740	4,326	3,427	2,675
AgEQ Produced (oz)	151,372	751,462	958,702	1,218,351	1,073,062	789,157

Source: Avino (2018; 2017a)

17.3 TAILINGS MATERIAL

17.3.1 OXIDE TAILINGS

Currently, there is no operation for the oxide tailings resource. Tetra Tech (2017) previously disclosed the proposed heap leaching treatment method for the oxide tailings portion of the Property in the technical report entitled “Technical Report on the Avino Property”, dated April 11, 2017.

The proposed treatment plant will consist of agglomeration and cyanide heap leaching, followed by a Merrill-Crowe process to recover silver and gold from pregnant solution. The heap leach has been designed to process 0.5 Mt/a of oxide tailings, equivalent to a throughput rate of 1,370 t/d and equivalent to 63.4 t/h at a 90% running time. The proposed plant will operate on a 24 h/d, 365 d/a basis, with an overall utilization of 90%. The simplified flowsheet is shown in Figure 17.2.

Avino Silver & Gold Mines Ltd.	17-4	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Figure 17.2 Proposed Process Flowsheet – Oxide Tailings

17.3.2 SULPHIDE TAILINGS

Avino is not currently conducting mining activity on the sulphide tailings. No recovery methods are currently proposed for the sulphide tailings.

Because some of the oxide tailings and sulphide tailings were co-deposited, and the oxide tailings are partially covered by younger unconsolidated sulphide tailings on the northwest side of the tailings storage dam, the sulphide tailings materials will be reclaimed as required during the oxide tailings reclamation. The reclaimed sulphide tailings are planned for storage in a separate sulphide tailings storage facility for further exploration. While some of the sulphide tailings could be used for constructing the proposed heap leach pad and facilities for the oxide tailings retreatment, no quantities have been estimated at this stage.

Avino Silver & Gold Mines Ltd.	17-5	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

18.0 PROJECT INFRASTRUCTURE

18.1 INTRODUCTION

The history of operations at the Avino Mine provides ample evidence of sufficient infrastructure and services in the area. The San Gonzalo Mine entered commercial production in October 2012, followed by reopening the Avino Mine in January 2015. The two mines feed a conventional flotation mill that has three separate circuits and a capacity of 1,500 t/d.

From January 2017, Avino has been constructing a new separate processing line identified as Circuit #4. The addition of Circuit #4 will have an identical throughput capacity as Circuit #3 which currently used for processing the materials from the Avino mine. The mill expansion is expected to increase overall mill capacity to 2,500 t/d.

The existing crushing plant will be upgraded to accommodate the higher throughput with a new larger tertiary cone crusher. The equipment in grinding, flotation and dewatering circuits planned for the expansion are similar in size to the existing equipment used for Circuit #3. The initial mill feed to Circuit #4 will be from the existing surface stockpiles although the additional circuit will be mainly used for processing the materials from the Avino mine.

The existing tailings deposition facility has been upgraded and is fully permitted and operational for approximately another 500,000 t of tailings. The offices, miner’s quarters, secured explosives storage facilities, warehouse, laboratory and other associated facilities are all in place.

The proposed tailings leach facilities are planned to be located southeast of the existing tailings storage pond. The arrangement has been detailed in in the technical report entitled “Technical Report on the Avino Property”, dated April 11, 2017.

18.2 ACCESSIBILITY

The Property is easily accessible by road and is an important part of the local community from which skilled workers are available. Access is provided by Highway 40, a four-lane highway leading from Durango, past the airport and on to the city of Torreon in Coahuila. Successive turn-offs for the Property are at Francisco I Madero, Ignacio Zaragoza, and San Jose de Avino (Slim 2005d). The Avino mineral concessions are covered by a network of dirt roads which provide easy transport access between the San Gonzalo deposit and the mill at the main Avino Mine (Gunning 2009). In 2008, a 1.7 km road accessing to the San Gonzalo deposit was widened and upgraded so it would be suitable for use by the mineralized material haul trucks and heavy equipment.

Avino Silver & Gold Mines Ltd.	18-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

18.3 POWER

The Avino Mine was connected to the local power grid with a line capacity quoted at 4 MW when the mine last operated in 2001. With the shutdown, much of this excess power was diverted to the surrounding towns in the district. Before 2016, the existing power line provides only 1,000 kW of power with 500 kW servicing the mill, 400 kW for San Gonzalo and the balance for the well at Galeana, employee accommodation facility, and water reclaim from the tailings dam. The San Gonzalo power line was built in 2009 to replace the contractor’s diesel generator used during mine development.

The new power line from Guadelupe Victoria to the mine site was completed in June 2016. The power line was energized and tested on June 8th, 2016. The test was successful and the line was then fully functional at the design capacity of 5 MW. Current power consumption at the mine is approximately 2 MW, leaving sufficient additional power for potential future expansion projects, including the planned Circuit #4 mill expansion, the proposed oxide tailings retreatment project using heap leach followed by gold and silver recovery by Merrill-Crowe precipitation and possible further expansion or upgrading of the processing plant. Additionally, the existing power line was left in place to service local communities and provide backup power for the mine.

A C-27 CAT diesel power generator, which can produce 700 kW, is now used as backup.

18.4 WATER SUPPLY

While water supply was found to be limiting in the past, Avino has taken the necessary steps to secure adequate supply. To supplement the 1 Mm3 dam built by Avino in 1989, a well (Galeana) was drilled to the west of the mine site in 1996 to a depth of 400 m and is reported to have a water level at 40 m below the collar. From this, a pipeline connection has been installed to the mine. Additionally, CMMA, in cooperation with the government, has repaired a government dam (El Caracol) and raised the dam wall by 6 m. A pipeline to the mine has also been installed. This dam is shared with the population of Pánuco de Coronado for their irrigation needs, as 60% for the mine and 40% for the town, with government setting the annual total take to which percent sharing applies. Mine site water use is from a combination of tailings water reclaim, El Caracol, and Galeana with preference given to mine site sources for which no water conservation charge was applicable (Slim 2005). The dewatered water from San Gonzalo and Avino underground mines are used as mill processing and agricultural irrigation.

18.5 WATER TREATMENT PLANT

Underground mine water at the Avino Mine is acidic. Since October 2012, dewatering of the Avino Mine began and a water treatment plant using lime to raise the pH and to precipitate the heavy metals was constructed and built. The water treatment facility is a typical Mexican design and the effluent water quality had to meet the agricultural standards for discharge. Test results to date show the results do meet the required agricultural standards and being discharged to the El Caracol Dam via gravity. Treatment of the Avino underground water had been completed with the commencement of production in 2015. The water treatment plant is in place for treating excess water before discharging to El Caracol Dam. The effluent is being monitored on a daily basis when the treatment plant is operational. Sludge, which is considered low density, is sent to the tailings dam.

Avino Silver & Gold Mines Ltd.	18-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

19.0 MARKET STUDIES AND CONTRACTS

19.1 MINED MATERIAL HAULAGE FROM UNDERGROUND

Haulage of the materials from the San Gonzalo and Avino mines is contracted out and the contract terms are within industry norms.

19.2 FLOTATION CONCENTRATES

There is a ready market for both the San Gonzalo silver/gold flotation concentrate and the Avino copper, silver, and gold flotation concentrate. These concentrates are currently being sold under contract to Samsung C&T UK Ltd. The terms and conditions of these contracts are based on industry norms and the terms have been used to establish the revenues from both mining operations.

Under the terms of the agreement, the concentrates are delivered by truck to the Port of Manzanillo, located on the Pacific coast of Mexico, loaded into containers and shipped to smelters located overseas.

The metal prices used for the payable metals namely copper, silver and gold are based on the average market prices of the first month after the month of delivery to the loading port.

In 2016, Avino announced that the concentrate prepayment agreement with Samsung C&T UK Ltd. had been extended from July 2017 to July 2021.

19.3 GOLD-SILVER DORÉ

For the doré produced from the proposed oxide tailings retreatment project, currently there are no letters of interest or letters of intent from potential smelters or buyers of gold and silver doré

Avino Silver & Gold Mines Ltd.	19-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

20.0 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1 ENVIRONMENTAL STUDIES

Construction of the new tailings storage facility was halted pending a review of tailing for use as underground backfill and for storage in the open pit. This study is ongoing and decisions will be made once the path forward on ground stability underground has been determined.

The assessment work currently underway is part of the recommendations contained in the 2013 PEA (Tetra Tech 2013), intended to advance the tailings resource towards a production decision for a Merrill-Crowe precipitation heap leach operation.

In November 2015, in order to get a head start on the assessment work, Avino began a program of sampling the lower oxide bench in areas not in use. The program consisted of using a hydraulic drill with a 2 m split spoon auger to drill vertical holes to a depth of 20 to 30 m; 12 holes were drilled by the end of 2015 totalling 227 m. By the end of February 2016, a further 40 holes had been drilled, totalling over 650 m; assays have been received and are currently being compiled.

Once the plan for the tailings storage is made, whether used in the underground as backfill or storage in the open pit, Avino will decommission the current tailings storage facility and begin installing wells that will be used to pump out the retained water in the dam. This will speed up the sonic drilling program planned for the upper benches, provide samples for the metallurgical program, and increase confidence in the oxide resource located below the sulphide tailings.

20.1.1 ENVIRONMENTAL SETTING

Flora and fauna of the surrounding San Gonzalo Property is anticipated to be similar to what may be found in the area of oxide tailings, although presence of these species has not been confirmed at the oxide tailings site. Vegetation observed on the San Gonzalo Property at the time of permitting includes catclaw mimosa; cactus species, such as paddle cactus and desert christmas cactus; needle bush, gobernadora; and persimmon trees.

Within the adjacent San Gonzalo Mine Project area, there were 15 species of major mammals, 51 species of birds, 10 species of reptiles, and 3 species of amphibious reported at the time of permitting. Of these species, four mammal species, 14 species of birds, 9 reptiles, and 3 amphibians species are listed by Official Mexican Standard NOM-059-SEMARNAT-2001 or in the Convention on International Trade in Endangered Species of Wild Fauna and Flora (CITES) (Ministry of Environment and Natural Resources [MENR 2008a) (Table 20.1 to Table 20.4).

Avino Silver & Gold Mines Ltd.	20-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 20.1 Mammal Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine

Common Name	Gender and Species	Status under NOM-059-SEMARNAT-2001 or CITES
Squirrel*	Sciurus aberti	Resident. Endemic. Special Protection
Mouse	Neotoma albigula	Resident. Endemic. Threatened.
Desert Fox	Vulpex velox	Resident. Endemic. Threatened.
Badger	Taxidea Taxus	Resident. Threatened.

Notes: *No English Common Name translation

Source: MENR (2008a)

Table 20.2 Bird Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine

Common Name	Gender and Species	Status under NOM-059-SEMARNAT-200 or CITES
Heron	Ardea herodias	Migratory. Special protection.
Cerceta aliazul	Anas discors	Migratory. Special protection. Hunting.
Black eagle	Buteogallus anthracinus	Resident. Special Protection. Indicator.
Red tailed eagle	Buteo jamaicensis	Resident. Indicator.
Owl with horns	Bubo virginianus	Resident. Threatened.
Cernicalo	Falco sparverius	Resident. Indicator.
Quail with flakes	Callipepla squamata	Resident. Endemic. Self-consume.
Blue mulato	Melanotis caerulescens	Resident. Endemic. Threatened. Esthetic.
Northern cenzontle	Mimus polyglotos	Resident. Esthetic.
Cuitlacoche with curved beak	Toxostoma curvirostre	Resident. Esthetic.
Gray capulinero	Ptilogonys cinereus	Resident. Endemic.
Golden vireo	Vireo hypochryseus	Resident. Endemic.
Desert cardinal	Cardinalis sinuatus	Resident. Esthetic.
Colorin seven colours	Passerina ciris	Migratory. Esthetic.

Source: MENR (2008a)

Avino Silver & Gold Mines Ltd.	20-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 20.3 Reptile Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine

Common Name	Gender and Species	Status under NOM-059-SEMARNAT-2001 or CITES
Black iguana	Ctenosaura pectinata	Resident. Endemic. Threatened.
Chivilla *	Xantusia bolsonae	Resident. Endemic. Threatened.
Lizard *	Sceloporus horridus	Resident. Endemic.
Water snake	Nerodia melanogaster	Resident. Endemic. Threatened.
Chirrionera snake	Pituophis deppei	Resident. Endemic. Threatened.
Water snake	Thamnophis eques	Resident. Threatened.
Rattle snake	Crotalus atrox	Resident. Special protection.
Rattle snake	Crotalus molossus	Resident. Special protection.
Water turtle	Chrysemys scripta	Resident. Special protection.

Notes: *No English common name translation

Source: MENR (2008a)

Table 20.4 Amphibian Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine

Common Name	Gender and Species	Status under NOM-059-SEMARNAT-2001 or CITES
Ajolote (Mexican mole lizard)	Ambystoma rosaceum	Resident. Endemic. Special protection.
Toad *	Bufo mazatlensis	Resident. Endemic.
Frog *	Rana pustulosa	Resident. Endemic. Special protection.

Notes: *No English common name translation

Source: MENR (2008a)

20.2 ENVIRONMENTAL PERMITTING

Permits and authorizations required for the Project operation include:

•	an operating permit

•	an application for surface tenures

•	a waste water discharge registration

•	a hazardous waste generator's registration.

An environmental impact assessment (EIA) or Evaluación de Impacto Ambiental under the Ley General del Equilibrio Ecológico y la Protección al Ambiente (LGEEPA), article 28 (General Law of Ecological Equilibrium and Environmental Protection), is required by the Ministry of Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT)). Prior to this EIA, an authorization regarding environmental impact matters is required by the SEMARNAT.

Additional surface tenures will likely be required for the re-location of any tailings to areas outside of the current surface tenure rights.

Avino Silver & Gold Mines Ltd.	20-3	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

20.2.1 CURRENT PERMITS FOR THE OXIDE TAILINGS

There are no current operating permits for the mining and exploitation of the oxide tailings. However, a conditionally approved Environmental Impact Statement (EIS) (Manifestación de Impacto Ambiental (MIA)) for the exploitation and associated transmission line is in place for the Avino Mine where the tailings are located. Changes to the operating methods may be required if mining of the tailings was not included in the original mining plan. Based on this information, revisions to the permits will be required. If new operating permits are required, an EIA and EIS (MIA) will be mandatory.

20.2.2 CURRENT PERMITS FOR THE SAN GONZALO MINE (ADJACENT)

In order to obtain an authorization regarding environmental impact matters, Avino must prepare an EIS or MIA. Avino prepared an EIS, known as “Manifestación de Impacto Ambiental, modalidad Particular” (MIA-P) for the San Gonzalo Mine and submitted it to the MENR in August of 2008. The applicable regulations fall under Federal jurisdiction, Article 28, sections II, III and VII of the LGEEPA and the Reglamento en Materia de Evaluacion del Impacto Ambiental (REIA), sections K, L and O (Environmental Impact Assessment Matter Regulation).

Given the planned activities for the site, the Ministry also required an assessment in “Environmental Impact Matter for Change of Land Use” (Materia de Impacto Ambiental para el Cambio de Uso de Suelo) for forested areas and mining infrastructure and electrification, for a surface area of 9.08 ha.

The authorization from the Ministry also requires the mine to present mitigation measures for all potential environmental impacts, as per Article 30, LGEEPA and Article 44, REIA, which Avino detailed in its EIS to the authorities.

Based on the information provided by Avino to the Mexican authorities, a conditional authorization was granted, subject to additional prevention and mitigation measures in order to avoid, minimize, or compensate for any environmental impacts during the different stages of the adjacent San Gonzalo Mine (Article 35, section II, LGEEPA), which include an assessment of the “Environmental Impact Matter for Change of Land Use” described above. This permit is valid for 11 years from the date it was issued, to perform various activities on-site. Any modification to the Project must be sent to the MENR in writing before commencing changes.

Aside from complying with all prevention, protection, control and mitigation measures laid out in the proposed MIA-P, Avino must develop an Environmental Quality Monitoring Program (EQMP) or ‘Programa de Seguimiento de la Calidad Ambiental’. The proposed EQMP must be presented to the MENR within six months of receiving the conditional authorization. Once the MENR has assessed the monitoring program, Avino needs to deliver progress reports semi-annually for a period of at least five years. Lastly, Avino must obtain proper authorization from the MENR for “Change of Land Use” as well as the corresponding “Change of Use for Forested Ground to Mining Infrastructure”.

Avino Silver & Gold Mines Ltd.	20-4	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

It is important to note that the current conditional authorization can be cancelled for many reasons, one of them includes improper disposal of liquid/solid waste (hazardous or non-hazardous).

A second permit for “Change of Forest Land Use to Mining Infrastructure” (Cambio de Utilización de Terreno Forestal a Infraestructura Minera) was requested to the SEMARNAT and granted in September of 2008 for the adjacent San Gonzalo Mine. The corresponding legislation is Article 62, section IX of the “Ley General de Desarrollo Forestal Sustentable” (General Law for Sustainable Forest Development) and Article 27 of the Regulation. . In addition, the Official Mexican Standard NOM-060-SEMARNAT-1994 and NOM-061-SEMARNAT-1994 must be adhered to. As per the authorization, Avino must complete its change in land use within 18 months of the date of the permit.

20.2.3 APPLICABLE LEGISLATION

In order to remain in compliance with current permits for the San Gonzalo Mine, the following eight applicable Official Mexican Standards for the Project must be complied with:

•	Official Mexican Standards NOM-001-SEMARNAT-1996, which establishes the maximum limits allowed for contaminants in waste water discharges in national waters and goods

•	Official Mexican Standard NOM-041-SEMARNAT-1999; which establishes the maximum limits allowed for the emission of polluted gas generated from the exhaust pipe of automotive vehicles circulating, which utilize gas as fuel

•	Official Mexican Standard NOM-043-SEMARNAT-1993, which establishes the maximum levels allowed for emissions from fixed sources of solid particles to the atmosphere

•	Official Mexican Standard NOM-045-SEMARNAT-1996, which establishes the maximum levels of emission (smokes opacity) generated from of automotive vehicles circulating, which utilize diesel or mixtures that include diesel as fuel

•	Official Mexican Standard NOM-052-SEMARNAT-2005, which establishes the characteristics, the process of identification, classification and listing of hazardous waste

•	Official Mexican Standard NOM-054-SEMARNAT-1993, which establishes the procedure to determine the incompatibility between two or more types of residues considered as harmful by NOM-052-SEMARNAT-2005

•	Official Mexican Standard NOM-059-SEMARNAT-2001, which regulates the environmental protection-Mexico’s native species of wild flora and fauna and specifications for their inclusion, exclusion or change-list of species in risk

•	Official Mexican Standard NOM-060-SEMARNAT-1994, which establishes protection measures for forestry grounds.

Avino Silver & Gold Mines Ltd.	20-5	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

In addition, other Official Mexican Standards regarding change in land use and mining must be followed and may include:

•	Official Mexican Standard NOM-061-SEMARNAT-1994, which refers to the specifications to mitigate the adverse effects caused to the Wild Animals and Uncultivated Vegetation as a result of the forestry utilization, and which nomenclature was modified

•	Official Mexican Standard NOM-062-SEMARNAT-1994 establishes specifications to mitigate adverse effects on biodiversity that are caused by change of land use in forested areas

•	Official Mexican Standard NOM-120-SEMARNAT-1997 establishes environmental protection specifications for mining exploration activities in dry and temperate climate regions

•	Official Mexican Standard NOM-141-SEMARNAT-2003 establishes requirements for tailings characterization, and specifications and criteria for site preparation, design, construction, operation and post-operation of tailings dams.

Dependent on the mining plan, additional Official Mexican Standards for mining operations will also be required for the Project:

•	Official Mexican Standard NOM-147-SEMARNAT/SSA1-2004, which establishes criteria for determining the concentrations of remediation of soils contaminated with arsenic, barium, beryllium, cadmium, hexavalent chromium, mercury, nickel, silver, lead, selenium, thallium and/or vanadium; published in the Official Gazette on March 2, 2007

•	Draft Official Mexican standard, PROY-NOM-XXX-SEMARNAT-2009, which establishes the elements and procedures to implement management plans for mining waste

•	Draft Official Mexican Standard NOM-155-SEMARNAT-2007, which establishes environmental protection requirements for systems leaching gold and silver ores

•	General Law for the Prevention and Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos (LGPGIR)) and applicable regulations, which regulated the following registrations and authorizations:

•	Hazardous Waste Generator's Registration and other compliance documents; such as Manifest, Monthly Log of Hazardous Waste Generation; Ecological Waybills for the Importation and/or Exportation of hazardous Materials and Wastes; Semi-annual Report on Hazardous Wastes Sent to Recycling, Treatment or Final Disposition; and Accidental Hazardous Waste Spill Manifest

•	LGEEPA

•	Official Mexican Standard NOM-023-STPS-2003, which establishes standards for work in mines and health and safety conditions at these sites

•	Official Mexican Standard NOM-055-SEMARNAT-2003, which establishes the requirements to be met by sites that will use a hazardous waste landfill

•	Official Mexican Standard NOM-147-SEMARNAT/SSA1-2004, which establishes criteria for determining the concentrations of remediation of soils contaminated by arsenic, barium, beryllium, cadmium, chromium.

Avino Silver & Gold Mines Ltd.	20-6	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

20.3 ENVIRONMENTAL MONITORING AND REPORTING

The conditional authorization sets out the requirements for environmental monitoring and reporting, on a semi-annual basis, for a minimum of five years. Details are provided in Section 20.2.

20.4 ENVIRONMENTAL MANAGEMENT

Brownfields, or site recycling as it is called within the Mexican environmental legislation, looks at the environmental liabilities (pasivos ambientales) as per Articles 68, 69 and 70 of the Ley General Para la Prevención y Gestión Integral de Residuos (LGPyGIR) or General Law for the Prevention and Comprehensive Management of Waste. It is based on the “polluter pay” principle, according to the LGEEPA, and the LGPyGIR. The federal government coordinates with both provincial and municipal authorities to manage the environmental liabilities, whether the sites are orphaned or not. The LGPyGIR requires complete clean-up of contaminated sites.

20.5 WATER MANAGEMENT

Fresh water for the Project is available from a well drilled in 1996, west of the mine site and surface water from a dam which is divided 60%/40% with the town of Panuco de Coronado. The Project has previously been charged annually for water use. Piping infrastructure from these water sources is still in place.

Additional water was also obtained from underground workings, and re-circulation from the tailings. There is potential for the water from the underground workings to be acid producing (Slim 2005d). Treatment of water from the underground workings may be required prior to use depending on the water quality.

20.6 SULPHIDE TAILINGS MANAGEMENT

ABA tests have indicated that mild acid generation may already have started on the tailings dam. A gap analysis and additional tests to further characterize current conditions of the tailings should be completed to properly design a tailings management plan.

Avino Silver & Gold Mines Ltd.	20-7	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Three preliminary options have been identified for the management of the sulphide tailings:

•	reprocessing the tailings

•	retreating of the tailings on the heap

•	re-location and treatment for remediation.

The feasibility of these options are not known at this stage.

The absence of complete sulphide tailings metallurgical information makes identification of feasibility of the options difficult. A detailed trade-off study should be undertaken to characterize current conditions of the tailings and to determine whether the retreatment of this material would contribute to the profitability of the Project. However, at this stage only limited metallurgical test data is available since no detailed metallurgical test work was undertaken on this material during the MMI 2004 test program.

Alternatively, the treatment of the sulphide tailings for gold recovery will afford an opportunity to recover silver and gold from the material as well as treating this material with the lime to ensure that this material will not be a net acid producer. Indications are that the sulphide tailings will also require treatment for environmental remediation purposes in the future. These costs could be partially or completely be off-set by treating this material separately or together with the oxide material by the heap leach process.

Re-locating the sulphide tailings may afford a more expedient option to address this potential environmental problem. For the purposes of this preliminary economic assessment, it will be assumed that the sulphide tailings will be moved to another location north-east of the proposed site for the leach pad.

20.7 MINE CLOSURE AND RECLAMATION

An updated mine closure plan and reclamation will be required for the Project. The mine closure plan should include information; such as:

•	justification for the closure plan considering technical, environmental and legal aspects

•	objectives and how they will be met

•	photo evidence and details of the environmental situation prior to commencing closure activities

•	schedule of activities

•	the progressive reclamation of the site during the life of the operation

•	the design of tailings disposal areas

•	the reclamation and re-vegetation of the surface disturbances wherever practicable

•	a cost estimate of the work required to close and reclaim the mine

•	a plan for ongoing and post-closure monitoring and reporting at the site.

Avino Silver & Gold Mines Ltd.	20-8	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

No cost estimates have been generated at this time to ensure the Project meets the environmental requirements once the processing of the heap material has been terminated.

As per federal regulations, under LGEEPA, both the SEMARNAT and Procuraduría Federal de Proteccíon al Ambiente (PROFEPA) (Federal Attorney for Environmental Protection) ministries require Avino to present in its first semi-annual report for a General Plan to Remediate the Site dates, activities, techniques, costs that will guarantee restoration of affected areas, considering complete reforestation of impacted sites, removal of foundations and infrastructure that is no longer useful, roads that no longer have any use, remove all rubbish and properly dispose of, closing off adits that are no longer needed and restoration of the tailings facility when its operational life is finished. Avino will also need to present a reforestation program for the entire surface area affected during mining operations. This program will include caveats to safeguard flora and fauna.

20.8 SOCIO-ECONOMIC AND COMMUNITY CONSIDERATIONS

This socio-economic section of the Technical Report:

•	identifies communities that may potentially be affected by the development of the Project

•	identifies potential positive and adverse effects of the Project on local communities

•	advises on further study requirements.

20.8.1 PROJECT LOCATION

The Project is located approximately 82 km northeast of the City of Durango, in the state of Durango. The Property lies between the communities of Panuco de Coronado and San Jose de Avino.

20.8.2 CONSULTATION WITH COMMUNITIES

The implementation of an effective community engagement program is fundamental to the successful environmental permitting of mining projects. As part of a comprehensive community engagement program, should be initiated as soon as possible. Consultation will include addressing concerns of the leap-leach pile that may be present within or adjacent to the Property.

Avino Silver & Gold Mines Ltd.	20-9	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Consultation and the development of a working relationship with local communities typically involves the development of a series of agreements that lay the groundwork for conversations. These include:

•	memorandums of understanding

•	protocol agreements

•	community consultation/participation agreements.

As project exploration and development proceeds, other agreements will become necessary, including:

•	socio-economic/community economic benefits agreements

•	environmental monitoring agreements

•	training agreements

•	accommodation/impact benefit agreements.

POTENTIAL POSITIVE EFFECTS ON LOCAL COMMUNITIES

Potential positive effects of the proposed project development include:

•	long-term, meaningful employment in mining operations and related positions (e.g., environmental monitors, service industry sector)

•	economic development and contract opportunities for local communities (existing and new businesses), and community infrastructure improvements.

POTENTIAL ADVERSE EFFECTS ON LOCAL COMMUNITIES

For potential adverse effects of the proposed project development, it will be assumed that the sulphide tailings will be moved to another location northeast of the proposed site for the leach pad. Again, it should also be mentioned that this proposed site is very close to the town of San Jose de Avino and this may result in objections from the local community.

Avino Silver & Gold Mines Ltd.	20-10	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

21.0 CAPITAL AND OPERATING COST ESTIMATES

21.1 AVINO AND SAN GONZALO VEINS

Avino is currently conducting mining activity, including mineral processing, on the Avino and San Gonzalo Veins. There is no cost estimate applicable and all costs below are based on actual expenditure.

Avino has not based its production decisions on a Feasibility study or Mineral Reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and multiple technical and economic risks of failure, which are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in a Feasibility study, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

21.1.1 CAPITAL COSTS

The actual capital expenditures to date on the Avino and San Gonzalo Veins are summarized in Table 21.1 and Table 21.2, respectively.

Mine and mill capital costs were attributed to equipment purchases.

Table 21.1 Capital Costs for the Avino Vein (US$)

Description	Q1-Q3 2017	2016	2015	2014
Office Furniture	19,035	8,625	7,093	6,521
Computer Equipment	5,023	14,913	17,233	33,178
Mill Machinery and Processing Equipment	703,475	70,653	525,067	2,832,627
Mine Machinery and Transportation Equipment	203,922	1,985,446	1,918,764	2,125,229
Buildings and Construction	1,985,450	485,757	590,639	313,875
Elena Toloso Mineral Property - Avino	609,423	4,330,125	0	0
Total Capital Costs	3,526,327	6,895,518	3,058,796	5,311,429

Source: Avino

Avino Silver & Gold Mines Ltd.	21-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 21.2 Capital Costs for the San Gonzalo Vein (US$)

Description	Q1-Q3 2017	2016	2015	2014
Office Furniture	16,119	7,248	3,725	6,521
Computer Equipment	4,973	12,575	17,233	32,937
Mill Machinery and Processing Equipment	951,881	188,884	100,537	264,178
Mine Machinery and Transportation Equipment	181,954	40,294	133,248	646,981
Buildings and Construction	76,773	443,135	55,819	356,300
San Gonzalo Vein Mineral Property	332,073	1,080,889	577,462	697,107
Total Capital Costs	1,563,774	1,773,024	888,024	2,004,023

Source: Avino

21.1.2 OPERATING COSTS

The mine and milling costs included operating and maintenance labour together with the operation associated consumable supplies. The cost for electrical power was included in the milling costs. The geological component was mostly related to technical labour.

Table 21.3 Operating Costs for the Avino Vein (US$)

Description	Q1-Q3 2017	2016
Mining Cost	5,046,904	5,306,208
Milling Cost	3,214,053	2,947,585
Geological and Other	2,571,758	2,300,243
Royalties	544,571	610,797
Depletion and Depreciation	1,079,003	919,756
Total Direct Costs	12,456,289	12,084,590
G&A	3,295,481	2,817,256
Total Operating Costs	15,751,770	14,901,845

Source: Avino

Table 21.4 Operating Costs for the San Gonzalo Vein (US$)

Description	Q1-Q3 2017	2016
Mining Cost	2,340,070	1,798,503
Milling Cost	495,546	212,467
Geological and Other	487,751	318,843
Royalties	0	0
Depletion and Depreciation	675,072	485,732
Total Direct Costs	3,998,439	2,815,545
G&A	1,063,226	607,351
Total Operating Costs	5,061,666	3,422,897

Source: Avino

Avino Silver & Gold Mines Ltd.	21-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

21.2 TAILINGS RESOURCES

21.2.1 OXIDE TAILINGS

The capital costs and operating costs for retreating the oxide tailings portion of the Property, including reclaiming the oxide tailings, constructing the heap leach pad and the treatment facilities, were estimated and reported in the technical report entitled “Technical Report on the Avino Property”, dated April 11, 2017.

The estimated capital cost was US$28.8 million (US$24.4 million of initial capital plus US$4.4 million sustaining capital) and the estimated operating cost was US$15.06/t, but costs are no longer current.

A PEA should not be considered to be a Prefeasibility or Feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Furthermore, there is no certainty that the conclusions or results reported in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

21.2.2 SULPHIDE TAILINGS

Avino is not currently conducting mining activity on the sulphide tailings portion of the Property. No capital or operating costs have been estimated for any potential mining activity on the sulphide tailings portion of the Property.

Avino Silver & Gold Mines Ltd.	21-3	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

22.0 ECONOMIC ANALYSIS

22.1 AVINO AND SAN GONZALO VEINS

Avino is currently conducting mining activity, including mineral processing, on the Avino and San Gonzalo Veins. There is no economic analysis performed on both the Veins.

Avino has not based its production decisions on a Feasibility study or Mineral Reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and multiple technical and economic risks of failure, which are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in a Feasibility study, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

22.2 TAILINGS RESOURCES

22.2.1 OXIDE TAILINGS

In 2017, Tetra Tech prepared a PEA technical report for the silver and gold recoveries from the oxide tailings, entitled “Technical Report on the Avino Property”, dated April 11, 2017.

A PEA should not be considered to be a Prefeasibility or Feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Furthermore, there is no certainty that the conclusions or results reported in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The report includes a preliminary economic evaluation for the oxide tailings retreatment based on a pre-tax financial model. Metal prices used in the base case for the preliminary economic evaluation were:

•	gold – US$1,250/oz

•	silver – US$18.50/oz.

Avino Silver & Gold Mines Ltd.	22-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

The pre-tax financial results were:

•	48.4% IRR

•	2.0-year payback period

•	US$40.5 million NPV at an 8% discount rate.

Avino commissioned PwC in Vancouver to prepare the tax component of the model for the post-tax economic evaluation for this updated PEA with the inclusion of applicable income and mining taxes.

The following post-tax financial results were calculated:

•	32% IRR

•	2.6-year payback period

•	US$22.2 million NPV at an 8% discount rate.

The assessments are no longer current.

22.2.2 SULPHIDE TAILINGS

Avino is not currently conducting mining activity on the sulphide tailings portion of the Property. No economical assessments have been conducted for any potential mining activity on the sulphide tailings portion of the Property.

Avino Silver & Gold Mines Ltd.	22-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

23.0 ADJACENT PROPERTIES

There are no material properties adjacent to the Property.

Avino Silver & Gold Mines Ltd.	23-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

24.0 OTHER RELEVANT DATA AND INFORMATION

There is no additional information or explanation necessary to make the technical report understandable and not misleading.

Avino Silver & Gold Mines Ltd.	24-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

25.0 INTERPRETATIONS AND CONCLUSIONS

25.1 GEOLOGY

The Property is located in Durango State in North Central Mexico, within the Sierra Madre Silver Belt, and 82 km northeast of Durango City. The current Property is comprised of 23 mineral concessions, totalling 1,103.934 ha.

The Property is located within a large caldera which hosts numerous epithermal veins and breccias, grading into a “near porphyry” environment. The dominant rock types in the region of the Avino Mine include andesitic, rhyolitic and trachytic pyroclastic rocks. The area was intruded by monzonite dykes and stocks, which appear to be related to mineralization. Silver- and gold-bearing veins crosscut the various lithologies and are generally oriented north-northwest to south-southeast and northwest to southeast. The rocks have been weathered and leached in the upper sections from contact with atmospheric waters, resulting in an oxidized and a reduced, or sulphide, portion of the mine.

Four deposits are present on the Property: the Avino Vein, the San Gonzalo Vein, and the tailings dam (which includes an oxide and a sulphide portion). Current Mineral Resource estimates are reported in this study for the Avino and San Gonzalo veins, as well as the oxide tailings.

25.2 RESOURCE ESTIMATES

The Mineral Resources of the Property are summarized in Table 25.1.

It must be noted that no Mineral Resource has been estimated for the sulphide tailings portion of the Property.

Avino Silver & Gold Mines Ltd.	25-1	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Table 25.1 Mineral Resources at the Avino Mine Property

Resource Category	Deposit	Cut-off (AgEQ g/t)	Tonnes (t)	Grade				Metal Contents
				AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ (million tr oz)*	Ag (million tr oz)	Au (thousand tr oz)	Cu (t)
Measured and Indicated Mineral Resources
Measured	Avino – ET	60	3,890,000	141	71	0.54	0.55	17.6	8.9	67.4	21,000
Measured	Avino – San Luis	60	650,000	142	67	0.70	0.49	3.0	1.4	14.6	3,000
Measured	San Gonzalo System	130	290,000	397	314	1.65	0.00	3.7	2.9	15.4	0
Total Measured	All Deposits	-	4,830,000	156	85	0.63	0.51	24.3	13.2	97.4	24,000
Indicated	Avino – ET	60	2,640,000	105	49	0.56	0.34	8.9	4.2	47.6	9,000
Indicated	Avino – San Luis	60	1,620,000	126	54	0.82	0.36	6.6	2.8	42.9	6,000
Indicated	San Gonzalo System	130	240,000	319	257	1.25	0.00	2.5	2.0	9.6	0
Indicated	Oxide Tailings	50	1,330,000	124	98	0.46	0.00	5.3	4.2	19.8	0
Total Indicated	All Deposits	-	5,830,000	124	70	0.64	0.25	23.3	13.1	119.8	15,000
Total Measured and Indicated	All Deposits	-	10,660,000	139	77	0.63	0.37	47.5	26.3	217.2	39,000
Inferred Mineral Resources
Inferred	Avino – ET	60	2,380,000	111	58	0.51	0.33	8.5	4,4	39.1	8,000
Inferred	Avino – San Luis	60	1,780,000	124	57	0.72	0.38	7.1	3.2	41.2	7,000
Inferred	San Gonzalo System	130	120,000	262	219	0.86	0.00	1.0	0.8	3.3	0
Inferred	Oxide Tailings	50	1,810,000	113	88	0.44	0.00	6.6	5.1	25.6	0
Total Inferred	All Deposits	-	6,090,000	118	70	0.56	0.24	23.2	13.6	109.2	15,000

Avino Silver & Gold Mines Ltd.	25-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Notes:

Figures may not add to totals shown due to rounding.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Resource estimate is classified in accordance with the CIM Definition Standards

For Mineral Resources and Mineral Reserves incorporated by reference into NI 43-101 Standards of Disclosure for Mineral Projects.

Mineral Resources are reported at cut-off grades 60 g/t, 130 g/t, and 50 g/t AgEQ grade for ET, San Gonzalo, an oxide tailings, respectively..

AgEQ or silver equivalent ounces are notational, based on the combined value of metals expressed as silver ounces

Cut-off grades were calculated using the following assumptions:

For Avino (ET and San Luis), San Gonzalo: gold price of US$1,300/oz, silver price of US$17.50/oz, and copper price of US$3.00/lb

For Oxide Tailings: gold price of US$1,250/oz, silver price of US$19.50/oz

A net smelter return (NSR) was calculated and the silver equivalent was back calculated using the following formulas:

For ET: AgEQ = (24.06 x Au (g/t) + 0.347 x Ag (g/t) + 43.0 x Cu (%) – 151.8 x Bi (%)) / 0.347

For San Gonzalo: AgEQ = (0.03 x Au (g/t) + 0.385 x Ag (g/t) – 4.03/0.385

For Oxide Tailings: AqEQ = 69.37 x Au (g/t) + Ag (g/t)

No Mineral Resource has been estimated for the sulphide tailings portion of the Property.

Avino Silver & Gold Mines Ltd.	25-3	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

25.3 MINERAL PROCESSING

Avino is currently conducting mining activities on the Avino Vein and the San Gonzalo Vein, including processing of the materials from both the properties at the flotation processing plant at the Avino Vein site. Production decisions for both the existing operations were being made without Mineral Reserves or any studies of economic viability that have been prepared in accordance with NI 43-101. As a result there is increased uncertainty and multiple technical and economic risks of failure, which are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in a Feasibility study, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

For the oxide tailings, the preliminary test results indicate that the tailings samples responded well to cyanide leaching, including column leaching treatment. The proposed gold and silver extraction was by heap leaching. Further evaluations are required to better understanding the metallurgical performance of the oxide tailings and the economics of reprocessing the tailings.

For the sulphide tailings, Avino is not currently conducting mining activity on the tailings. No recovery methods are currently proposed for the sulphide tailings. The gold and silver recovery from the sulphide tailings has been excluded from this study.

25.4 MINING

Avino is currently conducting mining activity on the San Gonzalo and the Avino Veins. Cut and fill method, sublevel stoping and shrinkage stoping methods are used to feed the mill (more information can be found in Section 16.0).

The oxide tailings Mineral Resource is proposed to be mined/moved using a conventional truck/loader surface mining method. The production cycle will consist of loading and trucking. The production schedule has been developed for the oxide tailings based on a treatment rate of 500 kt/a; this would be equivalent to a throughput rate of 1,370 t/d.

25.5 CAPITAL AND OPERATING COSTS

25.5.1 AVINO VEIN AND SAN GONZALO VEIN

Avino is currently conducting mining activity on the Avino and San Gonzalo veins. There is no cost estimate applicable and all costs are based on actual expenditures. The capital and operating costs are detailed in Section 21.0.

Avino Silver & Gold Mines Ltd.	25-4	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

25.5.2 TAILINGS RESOURCES

The capital costs and operating costs for retreating the oxide tailings portion of the Property, including reclaiming the oxide tailings, constructing the heap leach pad and the treatment facilities, were detailed in Section 21.0 and reported in the technical report entitled “Technical Report on the Avino Property”, dated April 11, 2017.

Avino is not currently conducting mining activity on the sulphide tailings portion of the Property. No capital or operating costs have been estimated for any potential mining activity on the sulphide tailings portion of the Property.

25.6 ECONOMIC ANALYSIS

Avino is currently conducting mining activity, including mineral processing, on the Avino and San Gonzalo Veins. There is no economic analysis performed on both the Veins.

Avino has not based its production decisions on a Feasibility study or Mineral Reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and multiple technical and economic risks of failure, which are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in a Feasibility study, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

In 2017, Tetra Tech prepared an economic evaluation (“Technical Report on the Avino Property”, dated April 11, 2017) for the oxide tailings retreatment based on a pre-tax financial model. The assessment results are detailed in Section 22.0 and the Technical Report dated on April 11, 2017.

Avino Silver & Gold Mines Ltd.	25-5	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

26.0 RECOMMENDATIONS

26.1 GEOLOGY

ARANZ Geo’s recommendations are itemized in the following subsections. These recommendations are not required for continued mine development on the Property, and therefore a cost estimate for this work is not provided.

26.1.1 DATABASE MANAGEMENT

Tetra Tech has the following recommendations regarding Avino database management:

Tetra Tech (2013) previously recommended that all drillhole data (including collar, survey, assay, geology, and specific gravity data) should be maintained in a single, compiled database for both the Avino and San Gonzalo Veins. The data has been not consolidated to date. ARANZ Geo reiterates this recommendation but goes further to recommend that tailings sampling data also be included.

ARANZ Geo recommends that underground channel sampling and QA/QC data be incorporated into the same unified system together with the exploration drilling data to form a single repository or “version of the truth”.

Avino currently possess Surpac™ software that should be adequate to manage a more centralized database. The ability to select data by type and location for assaying and logging should be managed through the judicious use of codes to allow selective extraction and summarization as and when required.

26.1.2 UNDERGROUND SAMPLING

ARANZ Geo has the following recommendations regarding Avino geology data and interpretation:

ARANZ Geo recommends that level sampling strategy at the Avino Vein be improved. Currently the development drifts bracketing the individual bodies are manually sampled across the width of the tunnels.

The Avino Vein is very wide (in excess of 30 m in places) and subsequent sampling across the full width of the orebodies, creates a potential for bias in the frequency of sampling in the orebody between the drifts is lower. ARANZ Geo recommends that the drift on the footwall side be driven in advance of the hanging wall drift.

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Advantages are:

•	allow fans of short holes to be drilled at intervals (estimated 15 to 25 m)

•	to provide advanced and balanced sample coverage

•	optimal positioning of hanging wall drift to preserve the geotechnical integrity of the hanging wall of the orebody and

•	allow the possibility of stoping on retreat (with improved safety and planning flexibility).

26.1.3 SPECIFIC GRAVITY SAMPLING AND ANALYSIS

ARANZ Geo recommends that Avino continues to develop the database for specific gravity data using drill cores. ARANZ Geo also recommends that grab samples from controlled underground exposures (location, and lithology description) be used to supplement the data. ARANZ Geo further recommends that some large samples be cut from the faces of the oxide tailings deposit weighed and measured to determine specific gravity for the deposit.

26.1.4 QA/QC SAMPLING

ARANZ Geo recommends that standards and blank submissions be included in the master database for the Property to avoid the difficulty of locating such data when it is resides in separate spreadsheet reports.

ARANZ Geo recommends that QA/QC performance graphs be updated on a monthly basis to allow questionable sample batches to be repeated timeously.

26.1.5 SULPHIDE TAILINGS DRILLING

Drill the sulphide tailings when it has been dewatered. A hole spacing of 80 to 100 m (based on experience with the oxide tailings) should be sufficient to allow an Inferred Mineral Resource to be declared, provided sufficient mineralization is present.

26.1.6 DENSITY MEASUREMENTS

ARANZ GEo recommends that further density measurements be generated. Access to most of the levels in the Avino Mine and San Gonzalo Mine provides the opportunity to rapidly supplement density measurements from underground exposures in the form of grab samples from known positions for the major vein units. Density measurements from the accessible oxide tailings heap can be obtained by carefully removing and measuring volumes of material and drying and weighing the material. ARANZ Geo suggests representative volumes of 0.3 m x 0.3 m x 0.3 m adjacent to the collars of every second drill hole should be captured.

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26.1.7 BISMUTH

Bismuth is a significant deleterious penalty element and should be assayed at the same rate as copper to provide detailed information for the mine planning at ET/San Luis.

26.1.8 RESOURCE ESTIMATION

An internal capacity to perform mineral resource estimation, using geostatistical methods should be developed. The Surpac™ software should provide the tools to be able to do this in the long term.

26.1.9 EXPLORATION FOR THE WESTERN EXTENSION OF THE AVINO VEIN

Horner (2017), in his recent structural geology report, concludes that the known portion of the Avino Vein system west of San Luis terminates on a post mineralization fault and recommends that the extension to the system be investigated. ARANZ Geo supports this investigation.

26.2 MINING

26.2.1 LONG-TERM MINE PLANNING

Tetra Tech recommends that Avino prepare a long-term mine plan based on the resource estimate, to enable Avino to declare mineral reserves and ensure that the mineral resources disclosed can be included in a long-term mine plan.

26.2.2 SUBLEVEL MINING (WITH ROOM AND PILLAR ON SUBLEVELS)

A key feature of the mining method used at Avino is to mine out the sublevels from hangingwall to footwall, leaving pillars, as a means of limiting unsupported spans. In addition, much of the current production is from conducting room and pillar on the sublevels as opposed to long hole blasting between sublevels.

Furthermore, Tetra Tech has noted that Avino plans to leave pillars behind and potentially to backfill the mined-out stopes.

A number of potential problems may arise with the current mining practice:

•	The stability of the spans created by slashing out from hangingwall to footwall is not well understood and the large unsupported spans on the sublevels may not remain stable once long hole stoping becomes a greater portion of the mining activity

•	Instability on one of the sublevels could compromise ventilation and escape way access as well as the ability to mine between sublevels

•	Rib pillars (dip pillars) may have larger heights (distance from hanging wall to footwall) that the planned widths (20 to 25 m), which will affect pillar stability

•	The use of backfilling in the stope is challenged by the potential need to barricade the slashed-out widths and heights of the sublevels

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As such Tetra Tech recommends the following:

•	The current method be subjected to a detailed geotechnical review, including a review of pillar stability for mining of the current sublevels using long hole stoping

•	Avino alter the mining method from slashing out of sublevels as they are advanced, to one where the slashing out of sublevels is delayed to immediately prior to long hole blasting between sublevels. This will reduce the time that the large spans are needed and will ensure that mining personnel will work in smaller span ore drifts, which can have support installed as needed as may occur due to increased induced horizontal stress during bulk mining. Smaller drifts will also make backfilling easier.

•	As with Point 2 above, this could be done in conjunction with uphole blastholes, with mining done on retreat towards the crosscut. This could avoid the need to have personnel and equipment enter large unsupported excavations underground.

•	Avino investigate the use of backfill for continued mining of the Avino vein

•	Ventilation airways and escapeways are developed in waste away from stopes

26.3 PROCESS

26.3.1 AVINO AND SAN GONZALO VEINS

Avino is currently conducting mining activities on the Avino and San Gonzalo veins, including metal recovery using flotation processes. Tetra Tech recommends that Avino further optimize the processing conditions, including metallurgical tests, to improve metallurgical performances for both the Avino and San Gonzalo vein mill feeds.

26.3.2 OXIDE AND SULPHIDE TAILINGS

Further tests are recommended to evaluate the metallurgical performances of the tailings samples, including the sulphide tailings samples. The test work should be conducted on samples that better represent the tailings Mineral Resources. The test work should include:

•	head characterization and mineralogical determination

•	leaching condition optimization, including cyanide concentration, leaching retention time, agglomeration binding material types and dosages

•	determination of the effect of the particle size distribution on metal extraction and agglomeration

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•	further confirmation of the effect of flotation pre-concentration on improving overall metal recovery

•	residual cyanide management tests, including residual cyanide management and valuable metal recoveries from the barren solution

•	further evaluations to compare heap leach vs tank leach should be investigated.

For the sulphide tailings, systematic test work should be conducted to effectively recover silver and gold values from the tailings, including co-processing of the sulfide tailings with the oxide tailings.

The estimated costs for the test work, excluding sampling, is approximately Cdn$150,000.

26.4 ENVIRONMENTAL

The cost of permitting has not been considered at this stage of the Project. Government agencies should be consulted prior to the permitting process to determine if current permits for the San Gonzalo Mine can been revised. The cost of expropriating agricultural land for the leach pad, and the cost of water which would have to be redirected to the heap leach project but which is currently used for agricultural purposes have also not been assessed. Once the mine plan, site layout and tailings management plan are further along and have definitive locations, the cost of these factors should be addressed. The cost for monitoring environmental effects post mine closure needs to be estimated.

A detailed trade-off study should be undertaken to characterize current conditions of the sulphide tailings and to determine whether the re-treatment of this material would contribute to the profitability of the Project.

26.5 MINING OF OXIDE TAILINGS

Potential for handling sulphide tailings as a mineralized material, rather than waste material, should be investigated based on appropriate metallurgical tests. Further optimization of the mine plan for the oxide tailings should be conducted.

26.6 PROJECT DEVELOPMENT

Tetra Tech recommends that a preliminary economic assessment be completed for the entire Property, including the Avino Vein, the San Gonzalo Vein, the oxide tailings, and the sulphide tailings.

Avino Silver & Gold Mines Ltd.	26-5	704-ENG-VMIN03003-01
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27.0 REFERENCES

Audited Annual Financial Report & MD&A for the year ended December 31, 2015.

Audited Annual Financial Report & MD&A for the year ended December 31, 2016.

Avino Annual Reports www.avino.com.

Avino Silver & Gold Mines Ltd., 2001. Internal Report – Avino Operating Records, October 2001.

Avino Silver & Gold Mines Ltd., 2011a. News Release: Avino Reports Results of San Gonzalo Bulk Sample July 11, 2011.

Avino Silver & Gold Mines Ltd., 2011b. Consolidated Financial Statements for the years ended December 31, 2011 and 2010. Retrieved July 17, 2013 from www.avino.com.

Avino Silver & Gold Mines Ltd., 2012. Consolidated Financial Statements for the years ended December 31, 2012, 2011, and 2010. Retrieved July 17, 2013 from www.avino.com.

Avino Silver & Gold Mines Ltd., 2013a. Avino May Production Report June 06, 2013. Retrieved July 17, 2013 from www.avino.com.

Avino Silver & Gold Mines Ltd., 2013b. Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2013 and 2012. Retrieved July 17, 2013 from www.avino.com.

Avino Silver & Gold Mines Ltd. 2016a. News Release: Avino Reports New Power Line Energized and Final Permits Received for New Tailings Storage Facility. June 13, 2016.

Avino Silver & Gold Mines Ltd. 2016b. News Release: Avino Announces Extension of Concentrates Prepayment Agreement with Samsung C&T. June 29, 2016.

Avino Silver & Gold Mines Ltd. 2017a. News Release: Avino Announces Fourth Quarter and Full Year 2016 Production Results from its Avino Property. January 17, 2017.

Avino Silver & Gold Mines Ltd. 2017b. News Release: Avino Announces Q1 2017 Production Results. April 13, 2017.

Avino Silver & Gold Mines Ltd., 2017c. News Release: Avino Silver and Gold Mines Provides Update on its Avino Property, May 08, 2017

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Avino Silver & Gold Mines Ltd., 2018a. News Release: Avino Announces Results from its Current Exploration Drill Programs on the Chirumbo, Guadelupe and San Juventino Areas of the Avino Mine Property February 6, 2018

Avino Silver & Gold Mines Ltd., 2018b. News Release: Avino Announces an Updated Mineral Resource Estimate at the Avino Property February 21, 2018

Avino Silver & Gold Mines Ltd., 2018c. Avino Announces Fourth Quarter and Full Year 2017 Production Results from its Avino Property, January 16, 2018

Avino Silver & Gold Mines Ltd., 2018d. News Release: Avino Provides 2017 Year End Summary and Outlook for 2018, February 13, 2018

Benitez, Sanchez, 1991. Memorandum: Informe Final de la Cubicacion de Presa de Jales. Prepared for Ing. Rene Cuellar Torres, Cia Minera Mexicana de Avino, S.A. de C.v. June 6, 1991, 5 pages.

Bermúdez Fernández, Jesús, 2012. Legal agreement between Minerales de Avino, Sociedad Anónima de Capital Variable and Compañía Minera Mexicana de Avino, Sociedad Anónima de Capital Variable on the La Platosa Concession. Volume seven hundred and twenty-six/mbq* number fifteen thousand one hundred and ninety-seven. February 18, 2012, 14 pages.

Emsley, J., 2003. Nature’s Building Blocks: an A-Z Guide to the Elements. Oxford University Press, 538 pages.

Gallegos, J.I., 1960. Durango Colonial, 1563–1821, Mexico City: Editorial Jus, p. 78.

González Olguin, Juan Manuel, 2017. Current title opinion prepared by Bufete González Olguin S.C. Law Firm for Avino Silver and Gold Mines, Ltd. February 3, 2017, 9 pages.

Gunning, D., 2009. Resource Estimate on the San Gonzalo Vein – A Part of the Avino Mine, Durango, Mexico, for Avino Silver and Gold Mines Ltd. Prepared by Orequest. Effective date August 31, 2009.

Hall, R., 2006. Technical Report: Tailings Retreatment – Process Option. Prepared by Ron Hall, Wardrop Engineering Inc. for Avino Silver & Gold Mines Ltd. March 31, 2006

Horner, J., 2017. Structural Study Avino Mine, Durango, Mexico – Intersection Avino-San Juventino. IC Consulenten Ziviltechniker GesmbH, Niederlassung Salzburg.

Huang, J. and Tan, G., 2005. Metallurgical Test Work on Avino Tailings, Durango, Mexico. Project No, 0406407. Report prepared by John Huang and Gie Tan, Process Research Associates Ltd. for Bryan Slim, MineStart Management Inc. March 28, 2005.

Huang, J., 2003. Flotation and Cyanidation Scoping Tests and Specific Gravity. Project No. 0302303. Report prepared by John Huang, Process Research Associates Ltd. for Bryan Slim, MineStart Management Inc. March 28, 2003.

Avino Silver & Gold Mines Ltd.	27-2	704-ENG-VMIN03003-01
Resource Estimate Update for the Avino Property, Durango, Mexico

Index Mundi 2011 http://www.indexmundi.com/

Paulter, J., 2006. Regional Exploration Evaluation and Recommendations. Unpublished internal report for Avino.

Paulter, J., 2006. Regional Exploration Evaluation and Recommendations. Unpublished internal report for Avino.

QG Australia (Pty) Ltd. (2016). Amended Resource Estimte Update for the Avino Property Durango, Mexio. Prepared for Avino Silver & Gold Mines Ltd. October 27, 2016.

R Core Team (2013). R: A language and environment for statistical computing. R Foundation for Statistical Computing, Vienna, Austria. URL http://www.R-project.org/.

Servicios Administratos Luismin, 1993. Unpublished Report on the Potential of the Avino Property. SA de CV, the engineering branch of Cía Minera de San Luis Exploration

Slim, B., 2003. Tailings Valuation. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. November 2003.

Slim, B., 2005a. Preliminary Feasibility. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. May 2005.

Slim, B., 2005b. Tailings Valuation. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. May 2005.

Slim, B., 2005c. A Tailings Resource. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. July 21, 2005.

Slim, B., 2005d. A Tailings Resource. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. October 25, 2005.

Tetra Tech, 2012. Technical Report on the Avino Property. Prepared for Avino Silver & Gold Mines Ltd. Effective Date: July 24, 2012. www.sedar.com

Tetra Tech, 2013. Technical Report on the Avino Property. Prepared for Avino Silver & Gold Mines Ltd. Effective Date: July 19, 2013. www.sedar.com Document No. 1251920100-REP-R0001-02.1

Tetra Tech and QG Australia (Pty) Ltd, 2016. Amended Resource Estimate Update for the Avino Property. Prepared for Avino Silver & Gold Mines Ltd. Effective Date: October 27, 2016. www.sedar.com Document No. 1251920100-REP-R0001-02.1

Tetra Tech 2017. Technical Report on the Avino Property, Durango, Mexico. Prepared for Avino Silver & Gold Mines Ltd. Effective Date: April 11, 2017. www.sedar.com Document No. 735-1651920100-REP-R0001-03.

VSE, 1977. Vancouver Stock Exchange Review. September 1979.

VSE, 1977. Vancouver Stock Exchange Review. September 1979.

Wikipedia Durango entry: http://en.wikipedia.org/wiki/Durango

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BUFETE GONZÁLEZ OLGUÍN

attorneys at law

February 1st, 2018

Manning Elliott LLP,
Chartered Accountants
11th Floor
1050 West Pender Street
Vancouver BC
Canada V6E 3S7

Attention: **Fernando Aveline, CA**
Email: faveline@manningelliott.com

"Privileged and Confidential"

Dear Sirs/Madames:

Re: <u>Avino Mexican Mineral Properties (the "Properties")</u>

Pursuant to the request of Malcolm Davidson, Chief Financial Officer of **Avino Silver & Gold Mines Ltd.**, and in connection with the preparation and audit of its financial statements for the fiscal period ended December 31, 2017, and with respect to its Mexican subsidiary Compañía Minera Mexicana de Avino, S.A. de C.V. (the "**Company**"), we are providing hereinbelow with our opinion, which is effective at December 31, 2017. regarding title to the Properties owned by the Company and other related matters.

1. **<u>The Company</u>.**

    1.1 The Company is a *sociedad anónima de capital variable* (limited liability stock company) organized under the laws of the United Mexican States ("**Mexico**").

    1.2 The Company has been incorporated under the corporate name "Compañía Minera Mexicana de Avino" in the terms of Public Instrument No. 32,701 dated September 7, 1968, attested and certified by Mr. Francisco Vazquez Perez, at that time Notary Public No. 74 for Mexico City.

BUFETE GONZÁLEZ OLGUÍN
attorneys at law

1.3 The Company: (a) has a corporate purpose that provides, among other things, for the exploration or exploitation of minerals or substances subject to the application of the Mining Law; (b) has its legal domicile within Mexico[1]; and c) has participation by foreign investors that complies with the provisions of the Foreign Investment Law[2].

1.4 The Company has been duly recorded in the Public Registry of Commerce for Durango, State of Durango, Mexico[3], under Electronic Folio 14221*1; and under number 93 at pages 116 front to 117 back of volume XVII of the General Companies Book of the Public Registry of Mining ("**PRM**") dated July 29, 1969.

2 The Properties.

The information provided with respect to the Properties is based on research for that purpose done on January 31, 2018 at the General Mining Bureau ("**GMB**") within the Ministry of Economy at Mexico City.

The Company is duly recorded in the PRM within the GMB as legal holder of the following Properties:

2.1 "Ana Maria": Title Certificate No.215702; Area: 733.3756 hectares; Location: Municipalities of Gomez Palacio and Lerdo, State of Durango, Mexico; Effective term: From March 5, 2002 to August 2, 2052[4].

2.2 "Ana Maria 2": Title Certificate No. 211271; Area: 8.3356 hectares; Location: Municipality of Gomez Palacio, State of Durango, Mexico; Effective term: From April 28, 2000 to April 27, 2050.

2.3 "Ana Maria 3": Title Certificate No. 211741; Area: 87.6644 hectares; Location: Municipality of Gomez Palacio, State of Durango, Mexico; Effective term: From June 30, 2000 to June 29, 2050.

[1] Its corporate domicile is in the city of Durango, State of Durango, Mexico.
[2] Requirements set forth by Article 11 of the Mining Law in order to be a holder of mineral properties.
[3] Corporate domicile of the Company.
[4] It should be March 4, 2052

BUFETE GONZÁLEZ OLGUÍN
attorneys at law

2.4 "Ana Maria 4": Title Certificate No. 212385; Area: 315.1465 hectares; Location: Municipality of Gomez Palacio, State of Durango, Mexico; Effective term: From October 04, 2000 to October 03, 2050.

2.5 "Ana Maria 6": Title Certificate No. 213291; Area: 28.0000 hectares; Location: Municipality of Gomez Palacio, State of Durango, Mexico; Effective term: From April 20, 2001 to April 19, 2051.

2.6 "Ana Maria 5": Title Certificate No. 213811; Area: 90.0000 hectares; Location: Municipality of Lerdo, State of Durango, Mexico; Effective term: From July 3, 2001 to July 2, 2051.

2.7 "Ana Maria 5 Fracc.": Title Certificate No. 213812; Area: 28.7016 hectares; Location: Municipality of Lerdo, State of Durango, Mexico; Effective term: From July 3, 2001 to July 2, 2051.

2.8 "Ana Maria Reduc. Frac. 1": Title Certificate No. 215703; Area: 293.9276 hectares; Location: Municipalities of Gomez Palacio and Lerdo, State of Durango, Mexico; Effective term: From March 5, 2002 to March 4, 2052.

2.9 "Ana Maria Reduc. Fracc. 2": Title Certificate No. 215704; Area: 963.8957 hectares; Location: Municipalities of Gomez Palacio and Lerdo, State of Durango, Mexico; Effective term: From March 5, 2002 to August 2, 2049.

2.10 "Ampl. de la Potosina": Title Certificate No.185326; Area: 84.0000 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From December 14, 1989 to December 13, 2039.

2.11 "Ampl. a San Gonzalo": Title Certificate No. 191837; Area: 5.8495 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From December 19, 1991 to December 18, 2041.

2.12 "Ampl. La Malinche": Title Certificate No. 204177; Area: 6.0103 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From December 18, 1996 to December 17, 2046.

BUFETE GONZÁLEZ OLGUÍN
attorneys at law

2.13 "El Potrerito": Title Certificate No.185328; Area: 9.0000 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From December 14, 1989 to December 13, 2039.

2.14 "La Malinche": Title Certificate No. 203256; Area: 9.0000 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From June 28, 1996 to June 27, 2046.

2.15 "Potosina": Title Certificate No. 185336; Area: 16.0000 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From December 14, 1989 to December 13, 2039.

2.16 "San Gonzalo": Title Certificate No.190748; Area: 12.0000 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From April 29, 1991 to April 28, 2041.

2.17 "Yolanda": Title Certificate No.191083; Area: 43.4577 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From April 29, 1991 to April 28, 2041.

2.18 "San Jose": Title Certificate No. 164985; Area: 8.0000 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From August 13, 1979 to August 12, 2029.

2.19 "El Trompo": Title Certificate No.184397; Area: 81.5466 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From October 13, 1989 to October 12, 2039.

2.20 "Gran Lucero": Title Certificate No.189477; Area: 161.4684 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From December 5, 1990 to December 4, 2040.

2.21 "Purisima Chica": Title Certificate No.155597; Area: 136.7076 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From September 30, 1971 to September 29, 2021.

2.22 "San Carlos": Title Certificate No.117411; Area: 4.4505 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From February 5, 1961 to December 16, 2061.[5]

[5] A 50 years extension term was granted by the GMB in 2011.

BUFETE GONZÁLEZ OLGUÍN
attorneys at law

2.23 "San Pedro y San Pablo"; Title Certificate No.139615; Area: 12.0000 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From June 22, 1959 to June 21, 2061.[6]

2.24 "Aguila Mexicana": Title Certificate No. 215733; Area: 36.7681 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From March 12, 2002 to June 29, 2044.

2.25 "Aranjuez"; Title Certificate No. 214612; Area: 96.0000 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From October 2, 2001 to October 1, 2051.

2.26 "Avino Grande IX": Title Certificate No. 216005; Area: 19.5576 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico. Effective term: From April 2, 2002 to April 1, 2052.

2.27 "Avino Grande VIII": Title Certificate No. 215224; Area: 22.8816 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From February 14, 2002 to February 13, 2052.

2.28 "El Caracol": Title Certificate No. 215732; Area: 102.3821 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From March 12, 2002 to April 28, 2044.

2.29 "El Fuerte": Title Certificate No. 216103; Area: 100.3274 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From April 9, 2002 to December 14, 2048.

2.30 "Fernando": Title Certificate No. 205401; Area: 72.1287 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From August 29, 1997 to August 28, 2047.

2.31 "La Cruz": Title Certificate No. 215672; Area: 16.0000 hectares; Location: Municipality of Durango, State of Durango, Mexico; Effective term: From March 5, 2002 to March 4, 2052.

2.32 "Estela": Title Certificate No.179658; Area: 14.0000 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From December 11, 1986 to December 10, 2036.

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[6] Idem footnote 5 above.

BUFETE GONZÁLEZ OLGUÍN
attorneys at law

2.33 "Los Angeles": Title Certificate No.154410; Area: 23.7130 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From March 25, 1971 to March 24, 2021.

2.34 "Negro Jose": Title Certificate No. 218252; Area: 58.0000 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From October 17, 2002 to October 16, 2052.

2.35 "San Martin de Porres": Title Certificate No. 222909; Area: 30.0000 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From September 15, 2004 to September 14, 2054.

2.36 "Santa Ana": Title Certificate No. 195678; Area: 136.1823 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From September 14, 1992 to September 13, 2042.

2.37 "El Laberinto": Title Certificate No. 218799; Area: 91.7097 hectares; Location: Municipality of Panuco de Coronado, State of Durango, Mexico; Effective term: From January 17, 2003 to January 16, 2053.

2.38 "El Hueco": Title Certificate No. 224519; Area: 602.8965 hectares; Location: Municipality of Santiago Papasquiaro, State of Durango, Mexico; Effective term: From May 17, 2005 to May 16, 2055.

2.39 "El Hueco 2": Title Certificate No. 210421; Area: 595.1978 hectares; Location: Municipality of Santiago Papasquiaro, State of Durango, Mexico; Effective term: From October 8, 1999 to October 7, 2049.

2.40 "El Hueco 2 Frac.": Title Certificate No. 210422; Area: 95.2385 hectares; Location: Municipality of Santiago Papasquiaro, State of Durango, Mexico; Effective term: From October 8, 1999 to October 7, 2049.

2.41 "El Hueco 3": Title Certificate No. 213004; Area: 15.0000 hectares; Location: Municipality of El Oro, State of Durango, Mexico; Effective term: From February 20, 2001 to February 19, 2051.

2.42 "El Hueco 4": Title Certificate No. 213021; Area: 5.0000 hectares; Location: Municipality of El Oro, State of Durango, Mexico; Effective term: From March 2, 2001 to March 1, 2051

BUFETE GONZÁLEZ OLGUÍN
attorneys at law
[illegible]

In accordance with the PRM records all the Properties are in force, and except for the notation related to the "Purisima Chica", "San Jose" and "San Carlos" Properties[7], they are free of liens and encumbrances.

3. Mining Obligations.

The obligations with which holders of mineral properties must comply in order to maintain their properties in full force and effect, pursuant to the mining legislation and the Federal Fees Law of Mexico are as follows:

3.1 During the month of May of each year, they must file with the GMB, the work assessment report made on each property or group of properties for the immediately preceding calendar year. The Regulations to the Mining Law establish the tables containing the minimum investment amounts that must be made on a property. The amount will be updated annually in accordance with the variation to the Consumer Price Index.

3.2 During the months of January and July of each year, they must pay in advance the surface mining taxes (technically called "mining duties"), which are based on the surface of the property and the number of years that have elapsed since its certificate is being issued.

3.3 They must pay annually: i) the special mining duty, applying a 7.5% rate on certain income derived from the alienation or sale of ores; and (ii) the extraordinary mining duty, applying a 0.5% rate to income derived from the alienation of gold, silver and platinum.[8]

4. Opinion.

Based on that stated in paragraphs 1 and 2 above, we are of the opinion that:

4.1 The Company, having been validly incorporated pursuant to the commercial and mining legislation of Mexico, and since it: (a) has a corporate purpose that provides, among other things, the exploration or exploitation of minerals

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[7] The PRM has a notation on an Exploration Agreement entered with the Mineral Resources Council (presently Mexican Geologic Survey) registered on August 14, 1980. The PRM has no evidence of termination of this Agreement, because its file was lost as a consequence of the 1985 Mexico City earthquake. Proceedings for cancelation of said notation are still in process.

[8] Articles 268 and 270 of the Federal Fees Law

BUFETE GONZÁLEZ OLGUÍN
attorneys at law

or substances subject to the application of the Mining Law; (b) has its legal domicile within Mexico; and (c) has participation by foreign investors that complies with the provisions of the Foreign Investment Law, it is our opinion that the Company is legally qualified to hold the Properties.[9]

4.2 Representatives of the Company have provided us with copy of the exploitation work assessment reports duly filed on May 22, 2017 with respect to the Properties. This evidences fulfilment of the obligation to which paragraph 3.1 above refers.

4.3 Based on our research done at the GBM, and in accordance with written confirmation provided to us by representatives of the Company, it is evidenced that the surface mining taxes pertaining to the Properties were paid covering the period ending December 31, 2017. This confirms fulfilment of the obligation to which paragraph 3.2 above refers.

4.4 No opinion is given regarding the obligation to pay the taxes or mining duties referred to in paragraph 3.3 above, due to the fact that in our review we did not have access to the Company's mineral sales information.

4.5 Based on our research done at the GBM, it is our opinion that the Properties are in good standing, free of any liens or encumbrances[10], and currently valid for purposes of exploitation of the properties covered by their certificates issued by the GBM, pursuant to the Mexican mining legislation.

This opinion shall be governed by and construed in accordance with the federal laws of Mexico, and is solely for the benefit of Manning Elliott LLP, Chartered Accountants, and no other entity or person shall be entitled to rely on its contents without the express written consent of Avino Silver & Gold Mines Ltd., and/or Bufete Gonzalez Olguin, S.C.

[9] Pursuant to Article 11 of the Mining Law

[10] Except for the non canceled notation mentioned in foot note 4 above.

BUFETE GONZÁLEZ OLGUÍN
attorneys at law

Should you have any questions with respect to this matter, please do not hesitate to call on us.

Yours truly,

Bufete Gonzalez Olguin, S.C.

By: Juan Manuel Gonzalez Olguin

cc. Avino Silver & Gold Mines Ltd.
Attention: Malcolm Davidson

HASSAN GHAFFARI, P.ENG.

I, Hassan Ghaffari, P.Eng., of Vancouver, British Columbia, do hereby certify:

- I am a Director of Metallurgy with Tetra Tech Canada Inc. located at Suite 1000, 10th Floor, 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5.
- This certificate applies to the technical report entitled "Resource Estimate Update for the Avino Property, Durango, Mexico" dated February 21st, 2018 (the "Technical Report").
- I am a graduate of the University of Tehran (M.A.Sc., Mining Engineering, 1990) and the University of British Columbia (M.A.Sc., Mineral Process Engineering, 2004). I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#30408). My relevant experience includes 27 years of experience in mining and plant operation, project studies, management, and engineering. As the lead metallurgist for the Pebble Copper/Gold Moly Project in Alaska, I am coordinating all metallurgical test work and preparing and peer reviewing the technical report and the operating and capital costs of the plant and infrastructure for both the scoping and prefeasibility studies. For the Ajax Copper-Gold Project in BC, I was the Project Manager responsible for the process, infrastructure and overall management of the 60,000 t/d mill. As well, I was the Project Manager responsible for ongoing metallurgical test work and technical assistance for the La Joya Project Copper/Silver/Gold Project in Durango, Mexico. I am a "Qualified Person" for the purposes of National Instrument 43-101 (the "Instrument").
- My most recent personal inspection of the Property that is the subject of this Technical Report was December 12, 2017 for one day.
- I am responsible for Sections 1.1, 1.7, 1.8, 1.9, 1.10, 1.11, 2.0, 3.0, 18.0, 19.0, 20.0, 21.0, 22.0, 24.0, 25.5, 26.4, 26.6, 26.7, and 27.0 of the Technical Report.
- I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.
- I have prior involvement with the Property that is the subject of the Technical Report. I co-authored the reports entitled "Amended Resource Estimate Update for the Avino Property Durango, Mexico" and dated October 27, 2016 and "Technical Report on the Avino Property, Durango, Mexico" dated April 11th, 2017.
- I have read the Instrument and the sections of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.
- As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report that I am responsible for contains all of the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 3rd day of April 2018 at Vancouver, British Columbia.

"Original document signed and sealed by Hassan Ghaffari, P.Eng."

Hassan Ghaffari, P.Eng.
Director of Metallurgy
Tetra Tech Canada Inc.

JIANHUI (JOHN) HUANG, PH.D., P.ENG.

I, Jianhui (John) Huang, Ph.D., P.Eng., of Coquitlam, British Columbia, do hereby certify:

- I am a Senior Metallurgist with Tetra Tech Canada Inc. located at Suite 1000, 10th Floor, 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5.
- This certificate applies to the technical report entitled "Resource Estimate Update for the Avino Property, Durango, Mexico" dated February 21st, 2018 (the "Technical Report").
- I am a graduate of North-East University, China (B.Eng., 1982), Beijing General Research Institute for Non-ferrous Metals, China (M.Eng., 1988), and Birmingham University, United Kingdom (Ph.D., 2000). I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#30898). My relevant experience includes over 30 years involvement in mineral processing for base metal ores, gold and silver ores, and rare metal ores. I am a "Qualified Person" for purposes of National Instrument 43-101 (the "Instrument").
- I have not completed a personal inspection of the Property that is the subject of this Technical Report.
- I am responsible for Sections 1.5, 3.0, 13.0, 17.0, 25.3, and 26.3 of the Technical Report.
- I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.
- I worked on two test work programs for the samples from the properties, one in 2003 and the other in 2005. I co-authored the report "Technical Report on the Avino Property, Durango, Mexico" dated April 11th, 2017.
- I have read the Instrument and the sections of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.
- As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report that I am responsible for contains all of the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 4th day of April 2018 at Vancouver, British Columbia.

"Original document signed and sealed by
Jianhui (John) Huang, Ph.D., P.Eng.

Jianhui (John) Huang
Senior Metallurgist
Tetra Tech Canada Inc.

MARK HORAN, P.ENG.

I, Mark Horan, P.Eng., of North Vancouver, British Columbia, do hereby certify:

- I am a Senior Mining Engineer with Tetra Tech Canada Inc. located at Suite 1000, 10th Floor, 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5.
- This certificate applies to the technical report entitled "Resource Estimate Update for the Avino Property, Durango, Mexico" dated February 21st, 2018 (the "Technical Report").
- I have a BSc. Mining Engineering degree from the University of Witwatersrand, South Africa and a MSc. from Rhodes University, South Africa. I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#170768). I have 18 years' experience including working in precious and base metal operations and in consulting. I am a "Qualified Person" for purposes of National Instrument 43-101 (the "Instrument").
- I have completed a personal inspection of the Property on the 12th of December 2017, that is the subject of this Technical Report.
- I am responsible for Sections 1.6, 1.10, 15.0, 16.0, 21.2.1, 22.0, 25.4, 25.6, 26.2, and 26.5 of the Technical Report.
- I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.
- I have no prior involvement with the Property.
- I have read the Instrument and the sections of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.
- As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report that I am responsible for contains all of the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 4th day of April 2018 at Vancouver, British Columbia.

"Original document signed and sealed by Mark Horan, P.Eng."

Mark Horan, P.Eng.
Senior Mining Engineer
Tetra Tech Canada Inc.

I, Michael F. O'Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM, of Vancouver, British Columbia, do hereby certify:

- I am a Senior Principal Consultant with ARANZ Geo located at 506-1168 Hamilton Street, Vancouver, British Columbia, V6B 2S2.
- This certificate applies to the technical report entitled "Resource Estimate Update for the Avino Property, Durango, Mexico" dated February 21st, 2018 (the "Technical Report").
- I am a graduate of the University of Natal, (B.Sc. Hons. Geology, 1978) and the University of the Witwatersrand (M.Sc. Engineering, 2002). I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#41338). I am a member in good standing of the South African Council for Natural Scientific Professions (South Africa, 400295/87). My relevant experience is 36 years of experience in operations, mineral project assessment and I have the experience relevant to Mineral Resource estimation of metal deposits. I have estimated Mineral Resources for greenstone-hosted gold, diatreme complex epithermal gold deposits, porphyry copper-gold, volcanogenic massive sulphide deposits and shear zone-hosted deposits. I am a "Qualified Person" for the purposes of National Instrument 43-101 (the "Instrument").
- My most recent personal inspection of the Property was June 12 to 15, 2017 inclusive.
- I am responsible for Sections 1.2, 1.3, 1.4, 3.0, 4.0, 5.0, 6.0, 7.0, 8.0, 9.0, 10.0, 11.0, 12.0, 14.0, 23.0, 25.1, 25.2, 26.1, and 27.0 of the Technical Report.
- I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.
- I have prior involvement with the Property that is the subject of the Technical Report. I co-authored the reports entitled "Amended Resource Estimate Update for the Avino Property Durango, Mexico" and dated October 27, 2016 and Technical Report on the Avino Property, Durango, Mexico" dated April 11th, 2017.
- I have read the Instrument and the sections of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.
- As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report that I am responsible for contains all of the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 3rd day of April 2018 at Vancouver, British Columbia.

"Original document signed and sealed by
Michael D. O'Brien, P.Geo., M.Sc., Pr.Sci.Nat.,
FAusIMM, FSAIMM"

Michael F. O'Brien,
P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
Senior Principal Consultant
ARANZ Geo